                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration File No.: 333-24939
PROSPECTUS

                            THE FONDA GROUP, INC.

                            OFFER TO EXCHANGE ITS
              9 1/2% SERIES B SENIOR SUBORDINATED NOTES DUE 2007
           WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR
                        ANY AND ALL OF ITS OUTSTANDING
              9 1/2% SERIES A SENIOR SUBORDINATED NOTES DUE 2007
                 ($120,000,000 PRINCIPAL AMOUNT OUTSTANDING)

   THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 30, 1997 (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE").

   The Fonda Group, Inc. (the "Company") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange an aggregate of up to $120,000,000 principal amount of 9 1/2% Series B Senior Subordinated Notes due 2007 (the "New Notes") for an identical face amount of the outstanding 9 1/2% Series A Senior Subordinated Notes due 2007 (the "Old Notes" and, with the New Notes, the "Notes"). The terms of the New Notes are identical in all material respects to the terms of the Old Notes except that the registration and other rights relating to the exchange of Old Notes for New Notes and the restrictions on transfer set forth on the Old Notes will not appear on the New Notes. See "The Exchange Offer." The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under a Registration Rights Agreement dated as of February 27, 1997 (the "Registration Rights Agreement") among the Company, Bear, Stearns & Co., Inc. and Dillon, Read Co. Inc. (the "Initial Purchasers"). Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties unrelated to the Company, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")), without compliance with the registration and the prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in or is engaged in or is planning to be engaged in the distribution of such New Notes.

   The New Notes will bear interest at a rate of 9 1/2% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 1997. The Company will not be required to make any mandatory redemption or sinking fund payment with respect to the New Notes prior to maturity. The New Notes will be redeemable at the option of the Company, in whole or in part, at any time after March 1, 2002 at the redemption prices set forth herein. In addition, at the option of the Company, up to one-third of the Notes may be redeemed prior to March 1, 2000 at the redemption price set forth herein with the net proceeds of a public offering of common stock of the Company; provided that at least two-thirds of the aggregate principal amount of the New Notes originally issued under the Indenture (as defined herein) remain outstanding following such redemption. In addition, upon the occurrence of a Change of Control (as defined herein) prior to March 1, 2002, the Company, at its option, may redeem all, but not less than all, of the outstanding New Notes as a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium (as defined herein). Upon the occurrence of a Change of Control at any time, the Company will be required to make an offer to repurchase each holder's New Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary or the ability to repurchase the New Notes upon a Change of Control. The New Notes will be general unsecured obligations of the Company and will be subordinate in right of payment to all existing and future Senior Debt (as defined herein) and will be senior or pari passu in right of payment to all existing and future subordinated indebtedness of the Company. As of April 27, 1997, the Company had $3.1 million of Senior Debt outstanding. See "Description of New Notes" and "Description of Certain Indebtedness."

   The Company will accept for exchange from an Eligible Holder any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. For purposes of the Exchange Offer, "Eligible Holder" shall mean the registered owner of any Old Notes that remain Transfer Restricted Securities, as reflected on the records of The Bank of New York, as registrar for the Old Notes (in such capacity, the "Registrar"), or any person whose Old Notes are held of record by the depository of the Old Notes. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For purposes of the Exchange Offer, "Transfer Restricted Securities" means each Old Note until the earliest to occur of (i) the date on which such Old Note is exchanged in this Exchange Offer and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery provisions of the Securities Act, (ii) the date on which such Old Note is registered under the Securities Act and is disposed of in a shelf registration statement, if applicable, or (iii) the date on which such Old Note has been distributed to the public pursuant to Rule 144 under the Securities Act or by a broker-dealer pursuant to the plan of distribution described herein. See "Plan of Distribution."

   The Company will not receive any proceeds from the Exchange Offer and will pay all the expenses incident to the Exchange Offer. If the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, it will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."

   Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Any broker-dealer that acquired Old Notes directly from the Company and not as a result of market-making activities or other trading activities, in the absence of an exemption from the registration requirements of the Securities Act, must comply with such registration requirements and the prospectus delivery requirements of the Securities Act in connection with any secondary resales of New Notes received in exchange for such Old Notes. The Company has agreed that, for a period of 270 days after the effective date hereof, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer" and "Plan of Distribution."

   Prior to this Exchange Offer, there has been no public market for the Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop.

   The Exchange Agent for the Exchange Offer is The Bank of New York.

   SEE "RISK FACTORS" BEGINNING ON PAGE 14 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JUNE 30, 1997.
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                            AVAILABLE INFORMATION

   The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-4 under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this Prospectus referring to a document filed as an exhibit or schedule to the Registration Statement is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions, although all of the material terms of the Company's contracts and agreements that would be material to an investor have been summarized in this Prospectus. In addition, upon the effectiveness of the Registration Statement filed with the Commission, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company will file periodic reports and other information with the Commission relating to its business, financial statements and other matters. Any interested parties may inspect and/or copy the Registration Statement, its schedules and exhibits, and the periodic reports and other information filed in connection therewith, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants. The Commission's Web site can be accessed on the World Wide Web at http://www.sec.gov. The obligations of the Company under the Exchange Act to file periodic reports and other information with the Commission may be suspended, under certain circumstances, if the New Notes are held of record by fewer than 300 holders at the beginning of any fiscal year and are not listed on a national securities exchange. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding it will furnish to the holders of the Notes, and if required by the Exchange Act, file with the Commission all annual, quarterly and current reports that the Company is or would be required to file with the Commission pursuant to
Section 13(a) or 15(d) of the Exchange Act. In addition, for so long as any of the Old Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

   THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENT HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS FILED BY THE COMPANY, INCLUDING EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE TO ANY REGISTERED HOLDER OR BENEFICIAL OWNER OF THE OLD NOTES UPON WRITTEN OR ORAL REQUEST AND WITHOUT CHARGE FROM THE FONDA GROUP, INC., 21 LOWER NEWTON STREET, ST. ALBANS, VERMONT 05478, ATTENTION: CHIEF FINANCIAL OFFICER. TELEPHONE REQUESTS MAY BE DIRECTED TO THE COMPANY AT (802) 524-5966. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY JULY 20, 1997.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION WITH RESPECT TO ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The Company's fiscal year ends on the last Sunday in July, and references to particular fiscal years of the Company refer to the 52 weeks (or 53 weeks for Fiscal 1994) ended on the last Sunday of July of the year indicated. Portions of this Prospectus may constitute forward-looking statements. See "Risk Factors--Forward-Looking Statements." All capitalized terms used in this Prospectus without definition are defined as set forth below under the caption "Description of New Notes--Certain Definitions."

                                 THE COMPANY

   The Company believes it is a leading converter and marketer of a broad line of disposable paper food service products. The Company sells its products under both branded and private labels to the consumer and institutional markets and participates at all major price points. The Company believes it is a market leader in the sale of premium white, colored and custom-printed napkins, placemats, tablecovers and food trays and in the sale of private label consumer paper plates, bowls and cups. The Company's Sensations, Splash(Registered Trademark) and Party Creations(Registered Trademark) brands are well recognized in the consumer markets and its Hoffmaster(Registered Trademark) brand is well recognized in the institutional markets.

   During the past two years, the Company has grown rapidly, principally through the completion of four acquisitions (the "Acquisitions"). As the Company completes the integration of the Acquisitions, it expects to continue to improve manufacturing efficiencies, achieve further cost savings and increase profitability. As evidence of the Company's rapid growth, its net sales, net income and EBITDA (as defined herein) increased from $61.8 million, $0.3 million and $3.0 million, respectively, in Fiscal 1994 to $204.9 million, $3.4 million and $17.3 million, respectively, in Fiscal 1996. For Fiscal 1996, after giving pro forma effect to the three acquisitions consummated during Fiscal 1996 (collectively, the "Fiscal 1996 Acquisitions"), the Company would have had net sales of $262.5 million, net income of $4.3 million and EBITDA of $24.2 million.

   The Company offers a broad range of products, enabling it to offer its customers "one-stop" shopping for their disposable food service product needs. The Company's principal products include (i) paperboard products, such as white, colored and printed paper plates and bowls (approximately 31% of gross sales), paper cups for both hot and cold drinks (approximately 10%), handled food pails for take-out food and food trays (approximately 6%); (ii) tissue products, such as printed and solid napkins (approximately 21%) and printed and solid paper tablecovers and crepe paper (approximately 9%); (iii) specialty products, such as placemats (approximately 9%), doilies, tray covers and fluted products including baking cups (approximately 8%); and (iv) products for resale, such as plastic cutlery, coasters, plastic cups and plastic toothpicks (approximately 6%). See "Business--Products." The Company is principally a converter and marketer of paperboard and tissue products, the prices of which typically follow the general movement in the costs of such principal raw materials. The Company believes it is generally able to maintain relatively stable margins between its selling prices and its raw materials costs.

   According to the Pulp & Paper Fact Book published by Miller Freeman
(1996), growth in unit production of disposable paper food service products has been relatively stable during the past decade and tracks the growth of end-users of these products. The Company believes recent growth in the disposable paper food service products industry has been and will continue to be influenced principally by increased away-from-home dining, take-out convenience and sanitary considerations. In addition, management believes that the industry has experienced consolidation in recent years and will further consolidate over the next several years as smaller local and regional competitors experience greater difficulty competing with larger national competitors. The Company believes that it is well positioned to take advantage of and benefit from this consolidation.

   The Company sells its products to more than 2,500 consumer and institutional customers located throughout the United States and has developed and maintained long-term relationships with many of

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these customers. The Company's consumer customers include (i) supermarkets,
(ii) mass merchandisers and (iii) warehouse clubs and other retailers. The Company's institutional customers include major food service distributors as well as restaurants, schools, hospitals and other major institutions with dining facilities.

                         BUSINESS AND GROWTH STRATEGY

   The Company believes that it can maintain and improve its position in the disposable paper food service products industry by (i) selectively pursuing and successfully integrating strategic acquisitions, (ii) continuing to provide value-added products and services, (iii) continuing to be responsive to customer demands and (iv) increasing its production of specialty and deep-tone colored tissue. The Company will pursue its growth strategy through:

   o Strategic Acquisitions. The Company targets acquisitions for their ability to complement and broaden existing product lines, penetrate additional end-use markets, strengthen existing market positions, expand the Company's geographic scope and provide manufacturing, sales and marketing economies. When integrating acquisitions, the Company seeks to (i) reduce manufacturing and production costs through the elimination of redundant facilities, the consolidation of overhead and the more efficient use of its manufacturing equipment; (ii) achieve sales and marketing economies of scale through consolidation; (iii) reduce procurement costs by leveraging its purchasing power; (iv) improve customer service through geographic diversification; and (v) increase net sales by cross-marketing the Company's products to an expanded customer base.

   o Value-Added Products and Services. The Company has focused and expects to continue to focus on higher margin, value-added products where it has a competitive advantage while continuing to produce high volume commodity-oriented product lines. These niche value-added products include print-to-the-edge napkins and premium table top products, which are not the principal focus of the Company's larger competitors. In addition, the Company believes its processing of custom orders differentiates it from its competitors. The Company also intends to continue to provide value-added services, such as Electronic Data Interchange ("EDI") capabilities, automatic shipment notification to customers, sales training for distributors, promotional support, brochures and catalogs, state-of-the-art graphics services, merchandising programs, prompt delivery of products and information systems that provide detailed sales data to customers.

        In order to better serve its customers, the Company is focusing on the development of new product designs, increasing brand awareness and channel marketing. Management believes that new product designs provide customers recognized value by offering alternatives in color and style. In addition, the Company believes that its brand names are associated with high quality products. The Company supports its brand identity and private label program through enhanced packaging and promotion. Products and programs will be developed for specific distribution channels. Additionally, the Company seeks, through its direct sales force, to create "pull-through" demand by marketing directly to end-users in order to create additional demand from institutional distributors for the Company's products.

   o Natural Dam Expansion. The Company expects to complete the installation of an existing second paper machine at the Company's Natural Dam mill by the end of 1997 which will produce specialty and deep-tone colored tissue paper, the primary raw material used in the conversion of colored napkins and tablecovers. This expansion is expected to (i) double the mill's production capacity; (ii) significantly lower its unit cost of production; and (iii) provide the Company with greater operating flexibility to source tissue paper for its own converting operations as well as sell specialty tissue to third parties.

   The Company's principal executive offices are located at 21 Lower Newton Street, St. Albans, Vermont 05478, and its telephone number is (802) 524-5966.

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                          ISSUANCE OF THE OLD NOTES

   The outstanding $120.0 million principal amount of 9 1/2% Series A Senior Subordinated Notes due 2007 (the "Old Notes") were sold by the Company to Bear, Stearns & Co. Inc. and Dillon, Read & Co. Inc. (the "Initial Purchasers") on February 27, 1997 (the "Closing Date") pursuant to a Purchase Agreement, dated as of February 24, 1997 (the "Purchase Agreement"), among the Company and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and other available exemptions under the Securities Act on or about February 27, 1997. The Company and the Initial Purchasers also entered into a Registration Rights Agreement, dated as of February 27, 1997 (the "Registration Rights Agreement"), among the Company and the Initial Purchasers, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer--Purpose and Effects."

   The Old Notes were issued under an indenture, dated as of February 27, 1997 (the "Indenture"), between the Company and The Bank of New York as trustee (in such capacity, the "Trustee"). The New Notes are also being issued under the Indenture and are entitled to the benefits of the Indenture. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of New Notes will not be entitled to the liquidated damages otherwise payable under the terms of the Registration Rights Agreement in respect of Old Notes constituting Transfer Restricted Securities held by such holders during any period in which a Registration Default (as defined) is continuing (the "Liquidated Damages") and (iii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the delivery of the Company to the Exchange Agent under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer--Termination of Certain Rights" and "--Procedures for Tendering" and "Description of New Notes--Registration Rights; Liquidated Damages."

   The proceeds received by the Company from the issuance of the Old Notes were used to repay certain existing indebtedness of the Company, for capital expenditures, to pay certain fees and expenses associated with the issuance of the Old Notes and for general corporate purposes. A maximum of up to $10.0 million from the net proceeds from the issuance of the Old Notes may be used to repurchase up to 74,000 shares of common stock of the Company at $135.00 per share from the Company's stockholders pursuant to a pro rata offer made to them by the Company (the "Stock Repurchase"). Any proceeds from the issuance of the Old Notes not used for the Stock Repurchase may be used for general corporate purposes. There will be no proceeds to the Company from any exchange pursuant to the Exchange Offer.

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                              THE EXCHANGE OFFER

THE EXCHANGE OFFER ............  The Company is offering, upon the terms and subject to the conditions set forth herein and in the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange its 9 1/2% Series B Senior Subordinated Notes due 2007 (the "New Notes," and, with the Old Notes, the "Notes") for an identical face amount of the outstanding Old Notes (the "Exchange Offer"). As of the date of this Prospectus, $120.0 million in aggregate principal amount of the Old Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of June 30, 1997, there was one registered holder of the Old Notes, Cede & Co. ("Cede"), which held $120.0 million of aggregate principal amount of the Old Notes. See "The Exchange Offer--Terms of the Exchange Offer."

EXPIRATION DATE ...............  5:00 p.m., New York City time, on July 30,
                                 1997, as the same may be extended. See "The
                                 Exchange Offer--Expiration Date; Extension;
                                 Termination; Amendments."

CONDITIONS OF THE EXCHANGE
 OFFER ........................  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer--Conditions of the Exchange Offer."

ACCRUED INTEREST ON THE OLD
 NOTES ........................  The New Notes will bear interest at a rate equal to 9 1/2% per annum from and including their date of issuance. Eligible Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of original issuance of the Old Notes or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange, which accrues at the rate of 9 1/2% per annum, will cease to accrue on the day prior to the issuance of the New Notes.

PROCEDURES FOR TENDERING OLD
 NOTES ........................  Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Old Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry of such Old Notes to the Exchange Agent's account at The Depositary Trust Company ("DTC" or the "Depositary") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being

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                                 obtained in the ordinary course of business
                                 of the person receiving such New Notes,
                                 whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer--Procedures for Tendering" and "Plan of Distribution."

GUARANTEED DELIVERY
 PROCEDURES ...................  Eligible Holders of Old Notes who wish to tender their Old Notes and (i) whose Old
                                 Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange Offer--Guaranteed Delivery Procedures."

ACCEPTANCE OF OLD NOTES AND
 DELIVERY OF NEW NOTES ........  Upon satisfaction or waiver of all conditions of the Exchange Offer, the
                                 Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer--Procedures for Tendering."

WITHDRAWAL RIGHTS .............  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

THE EXCHANGE AGENT ............  The Bank of New York is the exchange agent
                                 (in such capacity, the "Exchange Agent").
                                 The address and telephone number of the
                                 Exchange Agent are set forth in "The
                                 Exchange Offer--Exchange Agent."

FEES AND EXPENSES .............  All expenses incident to the Company's consummation of the Exchange Offer and
                                 compliance with the Registration Rights
                                 Agreement will be borne by the Company. The
                                 Company will also pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

RESALES OF THE NEW NOTES ......  Based on interpretations by the staff of the
                                 Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
                                 Act), without compliance with the
                                 registration and prospectus delivery
                                 provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer--Purpose and Effects" and "Plan of Distribution."

                           DESCRIPTION OF NEW NOTES

   The Exchange Offer applies to $120.0 million aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Old Notes for New Notes. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which both the Old Notes were, and the New Notes will be, issued. See "Description of New Notes."

SECURITIES OFFERED ............  $120.0 million in aggregate principal amount of 9 1/2% Series B Senior Subordinated Notes due 2007.

MATURITY ......................  March 1, 2007.

INTEREST ......................  The New Notes will bear interest at the rate of 9 1/2% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 1997.

RANKING .......................  The New Notes will be general unsecured obligations of the Company and will be
                                 subordinate in right of payment to all
                                 existing and future Senior Debt, and will be senior or pari passu in right of payment to all existing and future subordinated indebtedness of the Company. As of April 27, 1997, the Company had $3.1 million of Senior Debt and no indebtedness ranking pari passu with the New Notes outstanding.

REDEMPTION ....................  Except as set forth below, the New Notes will not be redeemable at the option of the Company prior to March 1, 2002. Thereafter, the New Notes will be subject to redemption, at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the applicable redemption date. Notwithstanding the foregoing, at any time prior to March 1, 2000, the Company may redeem up to one-third in aggregate principal amount of the New Notes at a redemption price of 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of a public offering of common stock of the Company; provided that at least two-thirds in aggregate principal amount of the New Notes originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days following the date of the closing of such public offering of common stock of the Company. In addition, upon the occurrence of a Change of Control prior to March 1, 2002, the Company, at its option, may redeem all, but not less than all, of the outstanding New Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium. See "Description of New Notes--Optional Redemption."

CHANGE OF CONTROL .............  Upon the occurrence of a Change of Control at any time, the Company will be required to make an offer to repurchase each Holder's New Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources to repurchase the New Notes upon a Change of Control. See "Description of New Notes--Repurchase at the Option of Holders."

COVENANTS .....................  The indenture pursuant to which the New
                                 Notes will be issued (the "Indenture") will contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, issue preferred stock, pay dividends or make other distributions, repurchase Equity Interests (as defined herein), repay subordinated indebtedness or make other Restricted Payments (as defined herein), create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell Equity Interests of the Company's Restricted Subsidiaries (as defined herein) or enter into certain mergers and consolidations. Subject to certain exceptions, pursuant to the Indenture, the Company may incur certain Indebtedness if the Fixed Charge Coverage Ratio (as defined in "Description of New Notes--Certain Definitions") for the Company's most recently ended four full fiscal quarters would be at least 2.0 to 1, determined on a pro forma basis, as if the additional Indebtedness had been incurred at the beginning of such four-quarter period. In addition, the Indenture requires the Company to repurchase the Notes upon a Change of Control or an Event of Default. There can be no assurance that the Company will be able to obtain the necessary financing to repurchase the Notes upon any such event. In addition, the requirement to repurchase the Notes upon a Change of Control may discourage persons from making a tender offer for or a bid to acquire the Company or its Subsidiaries. Conversely, because the Indenture limits the ability of the Company to engage in certain transactions except under certain circumstances, the Company may be prohibited from entering into transactions that could be beneficial to the Company. See "Description of New Notes--Certain Covenants."

USE OF PROCEEDS ...............  There will be no proceeds to the Company from any exchange pursuant to the Exchange
                                 Offer. The net proceeds from the issuance of the Old Notes were used to repay certain existing indebtedness of the Company, for capital expenditures, to pay certain fees and expenses associated with the issuance of the Old Notes and for general corporate purposes. A maximum of up to $10.0 million from the net proceeds of the issuance of the Old Notes may be used for the Stock Repurchase; any proceeds from the issuance of the Old Notes not used for the Stock Repurchase may be used for general corporate purposes.

ABSENCE OF A PUBLIC MARKET FOR
 THE NEW NOTES ................  The New Notes are a new issue of securities with no established market, and the Company does not expect that an active trading market in the Notes will develop. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Initial Purchasers have advised the Company that they currently make a market in the Notes. The Company does not currently intend to apply for listing of the New Notes on any securities exchange.

                                 RISK FACTORS

   See "Risk Factors" for a discussion of factors that should be considered by Eligible Holders evaluating the Exchange Offer.

                          SUMMARY FINANCIAL DATA (1)
                            (DOLLARS IN THOUSANDS)

                                          FISCAL YEAR ENDED JULY(2)
                                -------------------------------------------
                                                                  PRO FORMA
                                   1994       1995       1996     1996 (3)
                                --------- ---------- ---------- -----------
STATEMENT OF OPERATIONS DATA:
Net sales ......................  $61,839   $ 97,074   $204,903   $262,459
Cost of goods sold .............   51,643     76,252    161,304    208,055
                                --------- ---------- ---------- -----------
Gross profit ...................   10,196     20,822     43,599     54,404
Selling, general and
 administrative expenses .......    8,438     14,112     29,735     34,576
                                --------- ---------- ---------- -----------
Income from operations .........    1,758      6,710     13,864     19,828
Interest expense, net ..........    1,268      2,943      7,934     12,464
                                --------- ---------- ---------- -----------
Income before taxes and
 extraordinary expense .........      490      3,767      5,930      7,364
Income taxes ...................      239      1,585      2,500      3,103
                                --------- ---------- ---------- -----------
Income before extraordinary
 expense .......................      251      2,182      3,430      4,261
Extraordinary expense, net (11).       --         --         --         --
Net income (loss)...............  $   251   $  2,182   $  3,430   $  4,261
                                ========= ========== ========== ===========
OTHER GAAP FINANCIAL DATA:
Net cash provided by (used in)
 operating activities (5)  .....  $   140   $ (4,774)  $ 17,673
Net cash (used in) investing
 activities ....................   (1,272)   (29,593)   (46,532)
Net cash provided by financing
 activities ....................      992     34,262     30,206
Cash interest expense, net  ....    1,268      2,383      6,748   $ 12,034
Capital expenditures (6)  ......    1,272      1,608      1,314      2,435
Depreciation and amortization ..    1,246      1,669      3,450      4,386
Ratio of earnings to fixed
 charges (7) ...................      1.3x       2.1x       1.7x       1.6x

OTHER NON-GAAP FINANCIAL DATA:
EBITDA (4) .....................  $ 3,004   $  8,379   $ 17,314   $ 24,214
Ratio of EBITDA to cash
 interest expense, net (8) .....      2.4x       3.5x       2.6x       2.0x
Ratio of EBITDA less capital
 expenditures to cash interest
 expense, net...................      1.4x       2.8x       2.4x       1.8x
Ratio of total indebtedness to
 EBITDA (9) ....................      4.2x       5.7x       5.1x       5.1x

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                      NINE MONTHS ENDED APRIL
                                ---------------------------------
                                                        PRO FORMA
                                    1996       1997     1997 (3)
                                ---------- ---------- -----------
STATEMENT OF OPERATIONS DATA:
Net sales ......................  $138,546   $189,227   $189,227
Cost of goods sold .............   110,202    149,165    148,953
                                ---------- ---------- -----------
Gross profit ...................    28,344     40,062     40,274
Selling, general and
 administrative expenses .......    21,291     28,466     28,466
                                ---------- ---------- -----------
Income from operations .........     7,053     11,596     11,808
Interest expense, net ..........     4,538      6,798      9,183
                                ---------- ---------- -----------
Income before taxes and
 extraordinary expense .........     2,515      4,798      2,625
Income taxes ...................     1,056      2,015      1,102
                                ---------- ---------- -----------
Income before extraordinary
 expense .......................     1,459      2,783   $  1,523
Extraordinary expense, net (11).        --      3,495
Net income (loss)...............  $  1,459   $   (712)
                                ========== ==========
OTHER GAAP FINANCIAL DATA:
Net cash provided by (used in)
 operating activities (5)  .....  $ 14,767   $    403
Net cash (used in) investing
 activities ....................   (38,356)    (9,485)
Net cash provided by financing
 activities ....................    23,899     31,749
Cash interest expense, net  ....     3,794      5,924   $  9,066
Capital expenditures (6)  ......       978      3,469      3,469
Depreciation and amortization ..     3,085      3,475      3,263
Ratio of earnings to fixed
 charges (7) ...................       1.5x       1.7x       1.3x

OTHER NON-GAAP FINANCIAL DATA:
EBITDA (4) .....................  $ 10,138   $ 15,071   $ 15,071
Ratio of EBITDA to cash
 interest expense, net (8) .....       2.7x       2.5x       1.7x
Ratio of EBITDA less capital
 expenditures to cash interest
 expense, net...................       2.4x       2.0x       1.3x
Ratio of total indebtedness to
 EBITDA (9) ....................       N/A        N/A        N/A

                                     AS OF APRIL 27, 1997
                                    --------------------
BALANCE SHEET DATA:
Cash................................       $ 24,134
Working capital ....................         75,515
Property, plant and equipment, net           46,310
Total assets .......................        172,368
Total indebtedness (9) .............        123,143
Redeemable common stock (10)  ......          2,229
Total stockholders' equity .........         11,112

------------
 (1) The summary statement of operations and other financial data include the results of operations of the Company and each of the Acquisitions since their respective dates of acquisition as follows: Hoffmaster as of March 31, 1995; Maspeth as of November 30, 1995; Chesapeake as of December 29, 1995; and James River California/Natural Dam as of May 5, 1996. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and Note 3 of the Notes to the Financial Statements of the Company.
 (2) All fiscal years are 52 weeks, except for Fiscal 1994 which is 53 weeks.
 (3) Gives pro forma effect to the Fiscal 1996 Acquisitions and the issuance of the Old Notes and the use of proceeds therefrom as if such transactions had occurred on July 31, 1995. See "Unaudited Pro Forma Condensed Financial Data."
 (4) EBITDA represents income from operations before interest expense, provision for income taxes and depreciation and amortization. EBITDA is generally accepted as providing information regarding a company's ability to service debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by companies as a measure of operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(5) Material differences between EBITDA and net cash provided by or used in operating activities may occur because of the inherent differences in each such calculation including (a) the change in operating assets and liabilities between the beginning and end of each period, as well as certain non-cash items which are considered when presenting net cash provided by or used in operating activities but are not used when calculating EBITDA and (b) interest expense and provision for income taxes which are included when presenting net cash provided by or used in operating activities but are not included in the calculation of EBITDA.
 (6)    Excludes the costs of the Acquisitions.
 (7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including the amortization of debt issuance costs) plus that portion of rental payments on operating leases deemed representative of the interest factor.
 (8) Cash interest expense, net excludes (i) the amortization of debt issuance costs of $560, $1,021, $430, $744, $672 and $323 for Fiscal
        1995, Fiscal 1996, pro forma Fiscal 1996, the nine month April 1996 period, the nine month April 1997 period and the pro forma nine month April 1997 period, respectively, and (ii) pay-in-kind interest expense of $165 and $408 for Fiscal 1996 and the nine month April 1997 period, respectively.
 (9) Total indebtedness includes short-term and long-term borrowings and current maturities of long-term debt.
(10)    See "Description of Capital Stock."
(11) The Company incurred extraordinary expenses in connection with the repayment of debt consisting of the write-off of unamortized debt issuance costs related to the debt being repaid, elimination of the unamortized discount on debt being repaid, and prepayment penalties on early retirement of debt totalling approximately $6.0 million. The after-tax effect of this extraordinary item was $3.5 million.

                                 RISK FACTORS

   Holders of the Old Notes should carefully consider the following matters, as well as the other information contained in this Prospectus, before deciding to tender their Old Notes in the Exchange Offer.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

   Since the issuance of the Old Notes, the Company has become highly leveraged. As of April 27, 1997, the Company had $123.1 million of indebtedness outstanding and $50.0 million of borrowing capacity under the New Credit Facility (as defined herein), subject to borrowing base limitations. See "Capitalization." For the nine months ended April 27, 1997, the Company's ratio of earnings to fixed charges was 1.3x.

   The significant indebtedness incurred as a result of the issuance of the Old Notes will have several important consequences to the Holders of the New Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to service the Company's indebtedness, and the failure of the Company to generate sufficient cash flow to service such indebtedness could result in a default under such indebtedness, including under the New Notes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or for other purposes may be impaired; (iii) the Company's flexibility to expand, make capital expenditures and respond to changes in the industry and economic conditions generally may be limited; (iv) the New Credit Facility and the Indenture will contain, and future agreements relating to the Company's indebtedness may contain, numerous financial and other restrictive covenants, including, among other things, limitations on the ability of the Company to incur additional indebtedness, to create liens and other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets, or to merge or consolidate with another entity, the failure to comply with which may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company; and (v) the ability of the Company to satisfy its obligations pursuant to such indebtedness, including pursuant to the New Notes and the Indenture, will be dependent upon the Company's future performance which, in turn, will be subject to management, financial, business, regulatory and other factors affecting the business and operations of the Company, some of which are not in the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   If the Company is unable to generate sufficient cash flow to meet its debt obligations, the Company may be required to renegotiate the payment terms or to refinance all or a portion of the indebtedness under the New Credit Facility or the New Notes, to sell assets or to obtain additional financing. If the Company could not satisfy its obligations related to such indebtedness, substantially all of the Company's long-term debt could be in default and could be declared immediately due and payable.

SUBORDINATION OF NEW NOTES

   The New Notes are not secured by any of the assets of the Company. In addition, the payment of principal and accrued and unpaid interest, if any, with respect to the New Notes will be subordinated, as set forth in the Indenture, to the prior payment in full of all present and future Senior Debt. Therefore, in the event of the liquidation, dissolution or reorganization of, or any similar proceeding relating to, the Company, the assets of the Company will not be available to pay the obligations on the New Notes until the holders of the Senior Debt have been paid in full. In that event, it is possible that the assets of the Company will be insufficient to pay all or a portion of the obligations on the New Notes. In addition, the Company may not pay principal and accrued and unpaid interest, if any, with respect to the New Notes, or defease, purchase, redeem or otherwise acquire any New Notes, under the circumstances described under "Description of New Notes--Subordination."

NEW CREDIT FACILITY AND INDENTURE RESTRICTIONS

   The New Credit Facility and the Indenture will contain numerous restrictive covenants including, among other things, limitations on the ability of the Company to incur additional indebtedness, to create liens and other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets, or to merge or consolidate with another entity. The New Credit Facility will also require the Company to meet certain financial tests. The Company's failure to comply with its obligations under the New Credit Facility or the Indenture, or in agreements relating to indebtedness incurred in the future, could result in an event of default under such agreements, which could permit acceleration of the related indebtedness and acceleration of indebtedness under other financing arrangements that may contain cross-acceleration or cross-default provisions.

   In addition, the Indenture requires the Company to repurchase the Notes upon a Change of Control or an Event of Default. There can be no assurance that the Company will be able to obtain the necessary financing to repurchase the Notes upon any such event. In addition, the requirement to repurchase the Notes upon a Change of Control may discourage persons from making a tender offer for or a bid to acquire the Company. Conversely, because the Indenture limits the ability of the Company to engage in certain transactions except under certain circumstances, the Company may be prohibited from entering into transactions that could be beneficial to the Company. See "Description of New Notes--Certain Covenants."

DEPENDENCE ON CERTAIN CUSTOMERS

   The Company has a number of large national accounts which account for a significant portion of its revenue. In Fiscal 1996, the five largest customers represented 21.0% of the Company's net sales. During Fiscal 1996, the Company had net sales to one customer, Sysco Corporation, which accounted for 11.0% of net sales and less than 10.0% of net sales after giving pro forma effect to the Fiscal 1996 Acquisitions. The loss of one or more large national customers could adversely affect the Company's operating results. Although the Company does not currently expect to lose any of its large national customers, there can be no assurance that this will not occur. See "Business--Marketing and Sales."

SUPPLY AND PRICING OF RAW MATERIALS

   The Company purchases solid bleached sulfate paperboard and paper tissue stock, among other raw materials, for the production of its products. Although the Company believes that current sources of supply for its raw materials are adequate to meet its requirements, occasional periods of short supply of certain raw materials may occur. Some of the Company's competitors own or control sources of supply, and may therefore have better access to such raw materials during periods of short supply. In addition, prices for the Company's raw materials fluctuate. When raw materials prices decrease, the Company's selling prices have historically decreased. Conversely, when raw materials prices increase, the Company's selling prices have historically increased. The actual impact on the Company of raw materials price changes is affected by a number of factors including the level of inventories at the time of a price change, the specific timing and frequency of price changes, and the lead and lag time that generally accompanies the implementation of both raw materials and subsequent selling price changes. Accordingly, if the Company has excess inventory at the time a raw materials price change is announced, the Company may suffer margin erosion on the sale of such inventory. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BUSINESS PLAN AND FUTURE ACQUISITIONS

   The integration of acquired businesses could be affected by a number of factors, some of which are not in the Company's control, including the ability of the Company's existing management and systems infrastructure to absorb the increased operations, the response of competition and general economic conditions. While growth through acquisitions is part of the Company's business strategy, there can be no assurance that suitable additional acquisitions will be available to the Company, that future acquisitions will be advantageous to the Company or that anticipated benefits of such acquisitions will be realized. See "The Company" and "Business--General."

SEASONALITY

   Prior to March 1995, the Company's business was highly seasonal with over 30% of its net sales and 50% of its cash flow realized in the fourth quarter of its fiscal year. As a result of the Acquisitions, its business has become less seasonal and the Company anticipates a continued reduction in the seasonality of its business. Nevertheless, collections of receivables will be greatest during the first and second quarters of the fiscal year. Additionally, the Company will continue its practice of building inventory at the Fonda division throughout the second and third quarters of each fiscal year to satisfy the high seasonal demands of the summer months when outdoor and away-from-home consumption increases. In the event the Company's cash flow from operations during the second and third quarters of a fiscal year are insufficient to provide working capital necessary to fund production requirements during these quarters, the Company will need to resort to borrowings under the New Credit Facility or other sources of capital. Although the Company believes that funds available under the New Credit Facility together with cash generated from operations will be adequate to provide for the Company's cash requirements, there can be no assurance that such capital resources will be sufficient in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction" and "--Liquidity and Capital Resources."

HIGHLY COMPETITIVE INDUSTRY

   The disposable food service products industry is fragmented and highly competitive. The Company's competitors include large, vertically integrated, multinational companies as well as regional manufacturers. The Company's competitors also include manufacturers of products made from plastics and foam. Some of the Company's competitors have greater financial and other resources than the Company. See "Business--Competition."

CONTROL BY PRINCIPAL STOCKHOLDER

   Dennis Mehiel, the Chairman of the Board of Directors and Chief Executive Officer of the Company, currently owns approximately 88.3% of the outstanding shares of the Company's common stock on a fully diluted basis. Mr. Mehiel will continue to own approximately 81.6% of the outstanding shares of the Company's common stock on a fully diluted basis, after giving effect to the Stock Repurchase and assuming that Mr. Mehiel sells to the Company the maximum number of shares covered by the Stock Repurchase. See "Principal Stockholders." As a result, Mr. Mehiel controls, and will continue to control, the Company and has the power, and will continue to have the power, to elect its entire board of directors, appoint new management and approve any other action requiring the approval of the holders of the Company's stock, including adopting certain amendments to the Company's articles of incorporation and approving mergers or sales of all of the Company's assets. See "Principal Stockholders."

   In the event of the Spousal Repurchase (as defined herein), Mr. Mehiel will continue to own approximately 66.5% of the outstanding shares of the Company's common stock on a fully diluted basis, assuming the maximum number of shares are repurchased pursuant thereto. In the event the Spousal Repurchase is not consummated and Mr. Mehiel transfers shares of his common stock to any person, including his spouse, whether at his option or by operation of law, and by such transfer his voting power with respect to the Company's voting stock is reduced to less than the voting power held by any other beneficial owner of the Company's voting stock, then a Change of Control would be deemed to have occurred under the Indenture. See "--Change of Control Provisions" and "Principal Stockholders."

DEPENDENCE ON KEY PERSONNEL

   The Company is dependent on the retention of, and continued performance by, its senior management, including Dennis Mehiel, its Chairman and Chief Executive Officer, and Thomas Uleau, its President and Chief Operating Officer. The Company believes that the loss of the services of any of its senior management could have a material adverse effect on the Company. The Company does not have employment contracts with any of its senior management and has not obtained disability or life insurance policies covering such executive officers. In addition, Dennis Mehiel is also Chairman and Chief Executive Officer of Four M Corporation ("Four M") and an executive officer of other affiliates of the Company, and Thomas Uleau is also an executive officer of certain affiliates of the Company. Mr. Mehiel devotes only a portion of his time to Company business. The unavailability of Messrs. Mehiel or Uleau as a result of other business commitments could have a material adverse effect on the Company. See "Management."

LABOR MATTERS

   As of April 27, 1997, approximately 98% of the Company's hourly employees were covered by collective bargaining agreements. The collective bargaining agreements at three of the Company's facilities will expire in the second half of 1997; the collective bargaining agreements at two of the Company's facilities have expired. There can be no assurance that the Company will be successful in renegotiating such agreements or that the Company will not incur increased costs as a result of such negotiations. In addition, an extended interruption of operations at these facilities could have a material adverse effect on the Company's financial condition and results of operations. The Company experienced a one-month work stoppage at its Three Rivers facility in August 1996. See "Business--Employees."

ENVIRONMENTAL MATTERS

   The Company and its operations are subject to comprehensive and frequently changing Federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of waste and storm water, and the disposal of hazardous wastes. The Company is subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where the Company or its predecessors have arranged for the disposal of hazardous substances. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company believes there are currently no pending investigations at the Company's plants and sites relating to environmental matters. However, there can be no assurance that the Company will not be involved in any such proceeding in the future and that the aggregate amount of future clean up costs and other environmental liabilities will not be material. See "Business--Environmental Matters."

   The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations could require additional expenditures by the Company, some of which could be material.

ABSENCE OF PUBLIC MARKET

   Prior to this Prospectus, there has been no public market for the New Notes, and there can be no assurance that such a market will develop. In addition, the New Notes will not be listed on any national securities exchange. If a market for the New Notes should develop, the New Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the Company's performance and other factors. The Initial Purchasers have made a market in the Notes as permitted by applicable law and regulation; however, the Initial Purchasers are not obligated to do so and any such market-making activities may be discontinued at any time without notice. In addition, such market-making activities may be limited during the Exchange Offer. Therefore, there can be no assurance that an active market for any of the New Notes will develop after the Company's performance of its obligations under the Registration Rights Agreement.

CHANGE OF CONTROL PROVISIONS

   Upon the occurrence of a Change of Control at any time, the Company will be required to offer to repurchase each Holder's New Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to repurchase the New Notes upon a Change of Control. In addition, the requirement to repurchase the New Notes upon a Change of Control may discourage persons from making a tender offer for or a bid to acquire the Company. See "Description of New Notes--Repurchase at the Option of Holders--Change of Control." In addition, a Change of Control may constitute a default under the New Credit Facility. See "Description of Certain Indebtedness."

FRAUDULENT TRANSFER STATUTES

   Under Federal or state fraudulent transfer laws, the Notes may be subordinated to existing or future indebtedness of the Company or found not to be enforceable in accordance with their terms. Under such statutes, if a court were to find that, at the time the Notes were issued, the Company was insolvent, or was rendered insolvent by the issuance of the Notes, and the substantially concurrent use of the proceeds therefrom, was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, such court could void the Company's obligations under the Notes, or subordinate the Notes to all other indebtedness of the Company. In such event, there can be no assurance that any repayment of the Notes could ever be recovered by Holders of the Notes.

   For purposes of the foregoing, the measure of insolvency varies depending upon the law of the jurisdiction which is being applied. Generally, however, the Company would be considered to have been insolvent at the time the Notes were issued if the sum of its debts was, at that time, greater than the sum of the value of all of its property at a fair valuation, or if the then fair saleable value of its assets was less than the amount that was then required to pay its probable liability on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the Company was insolvent as of the date the Notes were issued, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent on that date, or that, regardless of whether the Company was insolvent on the date the Notes were issued, that the issuances constituted fraudulent transfers on another of the grounds summarized above.

FORWARD-LOOKING STATEMENTS

   Certain of the matters discussed in this Prospectus may constitute forward-looking statements, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Important factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included under "Risk Factors" and otherwise herein. All written forward looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

CONSEQUENCES OF FAILURE TO EXCHANGE

   Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period 270 days after the effective date of the Exchange Offer Registration Statement (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.

                               USE OF PROCEEDS

   There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. The net proceeds from the issuance of the Old Notes were used as follows:

                                                         (DOLLARS IN THOUSANDS)
SOURCES OF FUNDS:
  Old Notes...............................................       $120,000
                                                                 ========
USES OF FUNDS:
  Repayment of Old Credit Facility(1) ....................       $ 34,812
  Repayment of Term Loans(1)..............................         26,824
  Repayment of Old Subordinated Notes(2) .................         17,640
  Payments relating to the James River (defined herein)
   transactions...........................................          8,237
  Working capital.........................................         28,187
  Fees and expenses.......................................          4,300
                                                                 --------
    TOTAL.................................................       $120,000
                                                                 ========

------------
(1) The Company was a party to a revolving credit, term loan and security agreement with IBJ Schroder Bank and Trust Company ("IBJS"), as agent, which, as of February 27, 1997, consisted of a (i) term loan facility in the amount of $22.3 million (the "Term A Loan Facility");
        (ii) term loan facility in the amount of $4.5 million (the "Term B Loan Facility" and together with the Term A Loan Facility, the "Term Loans"); and (iii) revolving credit facility in the amount of up to $50.0 million (the "Old Credit Facility"). On February 27, 1997, the Company repaid the Term Loans and the Old Credit Facility from the net proceeds of the issuance of the Old Notes and entered into an amended and restated revolving credit facility (the "New Credit Facility") with IBJS, as agent, in the amount of up to $50.0 million subject to certain borrowing base limitations. See "Description of Certain Indebtedness."
(2) In 1995, the Company issued two senior subordinated notes (the "Old Subordinated Notes") which matured in 2002 and bore interest at 14.0% per annum. On February 27, 1997, the Company repaid the Old Subordinated Notes from the net proceeds of the issuance of the Old Notes.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECTS

   The Old Notes were sold by the Company on February 27, 1997 to the Initial Purchasers, who resold the Old Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and other institutional "accredited investors" (as defined in Rule 501(a) under the Securities Act). In connection with the sale of the Old Notes, the Company and the Initial Purchasers entered into a Registration Rights Agreement dated as of February 27, 1997 (the "Registration Rights Agreement") pursuant to which the Company agreed to file with the Commission a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes for New Notes within 45 days following the closing date of the Old Notes. In addition, the Company agreed to use its best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act and to issue the New Notes pursuant to the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Exchange Offer Registration Statement.

   The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder. For purposes of the Exchange Offer, the term "Eligible Holder" shall mean the registered owner of any Old Notes that remain Transfer Restricted Securities, as reflected on the records of The Bank of New York as registrar for the Old Notes (in such capacity, the "Registrar"), or any person whose Old Notes are held of record by the depository of the Old Notes. The Company is not required to include any securities other than the New Notes in the Exchange Offer Registration Statement. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions from registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

   Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes.

   If any person were to be participating in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the Commission's interpretation, (i) the position of the staff of the Commission enunciated in interpretive letters would be inapplicable to such person and
(ii) such person would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

   The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Prior to the Exchange Offer, however, the Company will use its best efforts to register or qualify the New Notes for offer and sale under the securities or blue sky laws of such jurisdictions as is necessary to permit consummation of the Exchange Offer and do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the New Notes.

TERMS OF THE EXCHANGE OFFER

   Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Old Notes validly tendered prior to 5:00 p.m.,

New York City time, on the Expiration Date (as defined below). The Company will issue up to $120,000,000 aggregate principal amount of New Notes in exchange for a like principal amount of outstanding Old Notes which are validly tendered and accepted in the Exchange Offer. Subject to the conditions of the Exchange Offer described below, the Company will accept any and all Old Notes which are so tendered. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer; however, the Old Notes may be tendered only in multiples of $1,000. See "Description of New Notes."

   The form and terms of the New Notes will be the same in all material respects as the form and terms of the Old Notes, except that (i) the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof, (ii) because the New Notes will be registered, holders of the New Notes will not be entitled to Liquidated Damages which would have been payable under the terms of the Registration Rights Agreement in respect of Old Notes constituting Transfer Restricted Securities held by such holders during any period in which a Registration Default was continuing and (iii) because the New Notes will be registered, holders of New Notes will not be, and upon the consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities.

   Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement. Old Notes which are not tendered for exchange or are tendered but not accepted in the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the Registration Rights Agreement.

   The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent for the Exchange Offer. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company.

   If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

   Eligible Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENTS

   The Exchange Offer will expire at 5:00 p.m., New York City time, on July 30, 1997, subject to extension by the Company by notice to the Exchange Agent as herein provided. The Company reserves the right to so extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   The Company reserves the right (i) to delay accepting for exchange any Old Notes for any New Notes or to extend or terminate the Exchange Offer and not accept for exchange any Old Notes for any New Notes if any of the events set forth below under the caption "Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Company by giving oral or written notice of such delay or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment, and the Company will extend the Exchange Offer for a minimum of five business days, depending upon the significance of the amendment and the manner of disclosure to the holders of Old Notes, if the Exchange Offer would otherwise expire during such five business-day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "Conditions of the Exchange Offer."

TERMINATION OF CERTAIN RIGHTS

   The Registration Rights Agreement provides that, subject to certain exceptions, in the event of a Registration Default, Eligible Holders of Old Notes are entitled to receive Liquidated Damages in an amount equal to 50 basis points per annum for each successive 90-day period, or any portion thereof, during which such Registration Default continues, up to a maximum amount of 200 basis points per annum of the principal amount of the Old Notes. For purposes of the Exchange Offer, a "Registration Default" shall occur if (i) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing; (ii) any such Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"); (iii) the Company fails to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or (iv) the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with the resales of the New Notes without being succeeded immediately by a post-effective amendment to the Exchange Offer Registration Statement that cures such failure and is immediately declared effective. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

   Holders of New Notes will not be and, upon consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to (i) the right to receive Liquidated Damages or (ii) certain other rights under the Registration Rights Agreement intended for holders of Transfer Restricted Securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING

   Only an Eligible Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, an Eligible Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

   Any financial institution that is a participant in the Depositary's Book-Entry Transfer Facility System may make book-entry delivery of the Old Notes by causing the Depositary to transfer such Old Notes into the Exchange Agent's account in accordance with the Depositary's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depositary, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses as set forth under the caption "Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITARY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

   The tender by an Eligible Holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

   The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Eligible Holders. Instead of delivery by mail, it is recommended that Eligible Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent on or before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Eligible Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

   Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

   If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such times as the Company in its sole discretion shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

   In addition, the Company reserves the right in its sole discretion (subject to limitations contained in the Indenture) (i) to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (ii) to the extent permitted by applicable law, to purchase Old Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

   By tendering, each Eligible Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business by the person receiving such New Notes, whether or not such person is the holder and that neither the Eligible Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the Eligible Holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, such holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

GUARANTEED DELIVERY PROCEDURES

   Eligible Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes and other required documents to the Exchange Agent or cannot complete the procedure for book-entry transfer prior to the Expiration Date, may effect a tender if:

     (a) The tender is made through an Eligible Institution;

     (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Eligible Holder, the certificate number(s) of such Old Notes (if available) and the principal amount of Old Notes tendered together with a duly executed Letter of Transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or a confirmation of a book entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

     (c) Such certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

   Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Eligible Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

   Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange.

   To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date, and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly re-tendered. Any Old Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

   In addition, and notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes tendered for any New Notes and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if any of the following conditions exist:

     (a) Any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (b) There shall have occurred any change, or any development involving a prospective change, in the business or financial affairs of the Company, which in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (c) There shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (d) There shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on the New York Stock Exchange (whether or not mandatory), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

   The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If the Company waives or amends the foregoing conditions, the Company will, if required by applicable law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

FEES AND EXPENSES

   The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

   The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange. The Company will pay the other expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Trustee, accounting and legal fees and printing costs.

   The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   Kramer, Levin, Naftalis & Frankel, counsel to the Company, has advised the Company that the exchange of the Old Notes for the New Notes in the Exchange Offer should not constitute an exchange for federal income purposes. Consequently, (i) no gain or loss should be realized by a U.S. Holder upon receipt of a New Note; (ii) the holding period of the New Note should include the holding period of the Old Note exchanged therefor and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Old Note exchanged therefor immediately before the exchange. Even if the exchange of an Old Note for a New Note were treated as an exchange, however, such an exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a New Note should have the same issue price as an Old Note and a U.S. Holder should have the same adjusted basis and holding period in the New Note as it had in an Old Note immediately before the exchange. As used herein, the term "U.S. Holder" means a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

   Generally, Eligible Holders (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business, and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. Upon request by Eligible Holders prior to the Exchange Offer, the Company will register or qualify the New Notes in certain jurisdictions subject to the conditions in the Registration Rights Agreement. If an Eligible Holder does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon and will not have the benefit of any covenant regarding registration under the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

   Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept the Exchange Offer and tender their Old Notes. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

ACCOUNTING TREATMENT

   The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes.

EXCHANGE AGENT

   The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

   BY HAND OR OVERNIGHT COURIER:                                                BY MAIL:
                                                                         (REGISTERED OR CERTIFED
                                                                               RECOMMENDED)
      The Bank of New York                                                 The Bank of New York
       101 Barclay Street                                                  101 Barclay Street 7E
 Corporate Trust Services Window                                          New York, New York 10286
          Ground Level                                                  Attn: Reorganization Section
    New York, New York 10286
  Attn: Reorganization Section


Facsimile Number (for Eligible Institutions Only and Withdrawal Notices Only):

                                (212) 571-3080

        Confirm Receipt of Notice of Guaranteed Delivery by Telephone:

                                (212) 815-3687

                            For Information Call:

                                (212) 515-3687

   Requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Exchange Agent.

                                 THE COMPANY

   The Company believes it is a leading converter and marketer of a broad line of disposable paper food service products. The Company sells its products under both branded and private labels to the consumer and institutional markets and participates at all major price points. The Company believes it is a market leader in the sale of premium white, colored and custom-printed napkins, placemats, tablecovers and food trays and in the sale of private label consumer paper plates, bowls and cups. The Company's Sensations, Splash(Registered Trademark) and Party Creations(Registered Trademark) brands are well recognized in the consumer market and its Hoffmaster(Registered Trademark) brand is well recognized in the institutional market. During the past two years, the Company has completed four acquisitions which have enabled it to grow rapidly. Each acquisition was targeted for its ability to complement and broaden existing product lines, penetrate additional markets, improve existing market position, expand the Company's geographic scope and provide sales and marketing economies.

   The Company was founded in 1915. Prior to the Acquisitions, the Company's business consisted of the Fonda division which manufactures paper plates, bowls, cups, trays and handled food pails for both the institutional and consumer markets. The Fonda division is a leading producer of private label paper plates and cups to the consumer market.

   In March 1995, the Company purchased its Oshkosh, Wisconsin operations ("Hoffmaster") from Scott Paper Company. The Hoffmaster line of premium napkins is a recognized industry leader in the institutional market for high quality napkins. This acquisition enabled the Company to substantially increase its position in the institutional market and become an industry leader in colored and custom-printed napkins and placemats. This acquisition also provided the Company with access to fall and winter seasonal product lines which complement its summer seasonal paper plate business. In addition, Hoffmaster's printing capabilities have allowed the Company to meet the increasing demand of restaurants and institutional food servers for disposable tableware printed with the end-users' logos or personalized colored designs.

   In November 1995, the Company acquired its Maspeth, New York operations ("Maspeth") from private owners. Production at Maspeth augments the Company's production of paper plates and cups for both the institutional and consumer markets. In addition, this acquisition provided the Company entry into the mass merchandise markets, access to seasonal product lines and enhanced printing capabilities.

   In December 1995, the Company expanded its product line of disposable tableware products through the acquisition of its Appleton, Wisconsin operations ("Chesapeake") from Chesapeake Corporation, a leading manufacturer of design-intensive and solid-colored premium napkins, tablecovers and crepe paper. This acquisition (i) enabled the Company to enter the specialty consumer products business, complementing the Hoffmaster line, (ii) provided the Company with sales and marketing economies and (iii) expanded the Company's printing capabilities as the Company became one of a small number of manufacturers with the capability to produce graphic-intensive print-to-the-edge napkins for the premium party goods sector.

   In order to increase the manufacturing capacity for its rapidly expanding product line, in May 1996 the Company acquired the operations of the Specialty Operations Division of James River Corporation ("James River"), which included the Rancho Dominguez, California facility ("James River California") and a tissue mill located in Gouverneur, New York ("Natural Dam"). The James River California facility, which manufactures tissue-based products, expanded the Company's geographic scope to the West Coast which enabled the Company to improve its service levels in a ten-state region, open new markets and expand the Company's customer base. The Natural Dam tissue mill is one of only three mills in the United States currently producing specialty and deep-tone colored tissue paper. The Natural Dam acquisition provides the Company flexibility to vertically integrate its tissue-based products and the opportunity to participate in a number of specialty markets that historically have been served by Natural Dam.

   The Company is continually evaluating acquisition opportunities that may meet its strategic objectives. On June 2, 1997, the Company completed the acquisition of all of the outstanding capital stock of Heartland Mfg. Corp. a privately owned manufacturer of paper plates, for a purchase price of $12.7 million. On June 16, 1997, the Company completed the acquisition of certain assets of Tenneco, Inc. relating to the manufacture of placemats and other disposable tabletop products for a purchase price of $7.0 million, subject to working capital adjustment. There can be no assurance that suitable additional acquisitions will be available to the Company, that these acquisitions or any future acquisitions will be advantageous to the Company or that anticipated benefits of such acquisitions will be realized.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of April 27, 1997 which reflects the issuance of the Old Notes and the use of proceeds therefrom. This table should be read in conjunction with the other financial information appearing elsewhere in this Prospectus.

                                                                                               APRIL 27, 1997
                                                                                           --------------------
                                                                                                (DOLLARS IN
                                                                                                 THOUSANDS)
Short-term debt:
Current portion of long-term debt .........................................................       $    454
                                                                                                  ========
Long-term debt:
New Credit Facility .......................................................................             --
9 1/2% Senior Subordinated Notes due 2007 .................................................       $120,000
Other long-term debt(1) ...................................................................          2,689
                                                                                                  --------
 Total long-term debt .....................................................................        122,689
                                                                                                  --------
Redeemable common stock, $.01 par value, 7,000 shares issued and outstanding  .............          2,229
                                                                                                  --------
Stockholders' equity:
Preferred Stock, $.01 par value, 1,000 shares authorized, no shares issued; Preferred
 Stock Class B, $.01 par value, 100,000 shares authorized, no shares issued  ..............             --
Common Stock Class A, $.01 par value, 400,000 shares authorized, 184,000 shares issued and outstanding; Common Stock Class B, $.01 par value, 20,000 shares authorized, 3,666 shares issued and outstanding and Common Stock Class C, $.01 par value, 200,000 shares
 authorized, no shares issued .............................................................              2
Additional paid-in capital ................................................................          3,500
Retained earnings .........................................................................          7,610
                                                                                                  --------
 Total stockholders' equity ...............................................................         11,112
                                                                                                  --------
  Total capitalization.....................................................................       $136,030
                                                                                                  ========

------------
(1) Consists principally of (i) a $1.7 million 9.75% promissory note due November 2000 issued in connection with the Maspeth acquisition and
       (ii) $1.0 million of other debt and capital lease obligations. See "Description of Certain Indebtedness."

                    SELECTED HISTORICAL FINANCIAL DATA (1)

   The following selected historical financial data have been derived from the financial statements of the Company. The data as of and for the years ended July 30, 1995 and July 28, 1996 are derived from the financial statements of the Company audited by Deloitte & Touche LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The data for the year ended July 31, 1994 are derived from the financial statements of the Company audited by BDO Seidman, LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The data as of July 25, 1993 and July 31, 1994 and for the years ended July 26, 1992 and July 25, 1993 are derived from the financial statements of the Company audited by BDO Seidman, LLP, independent auditors, and are not included herein. The data as of July 26, 1992 are derived from the Company's unaudited financial statements. The data as of April 27, 1997 and for the nine months ended April 28, 1996 and April 27, 1997 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended April 27, 1997 are not necessarily indicative of the results that may be expected for any other interim period or the entire year. The following data should be read in conjunction with the Company's financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere herein.

                                                 FISCAL YEAR ENDED JULY (2)
                                    ---------------------------------------------------
                                       1992      1993      1994       1995       1996
                                    --------- --------- --------- ---------- ----------
                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales ..........................  $64,063   $61,079   $61,839   $ 97,074   $204,903
Cost of goods sold .................   53,383    49,776    51,643     76,252    161,304
                                    --------- --------- --------- ---------- ----------
Gross profit .......................   10,680    11,303    10,196     20,822     43,599
Selling, general and administrative
 expenses ..........................    8,317     8,686     8,438     14,112     29,735
                                    --------- --------- --------- ---------- ----------
Income from operations .............    2,363     2,617     1,758      6,710     13,864
Interest expense, net ..............    1,531     1,201     1,268      2,943      7,934
                                    --------- --------- --------- ---------- ----------
Income before taxes and
 extraordinary expense .............      832     1,416       490      3,767      5,930
Income taxes .......................      301       478       239      1,585      2,500
                                    --------- --------- --------- ---------- ----------
Income before extraordinary expense       531       938       251      2,182      3,430
Extraordinary expense, net (9)  ....       --        --        --         --         --
Net income (loss)...................  $   531   $   938   $   251   $  2,182   $  3,430
                                    ========= ========= ========= ========== ==========
OTHER GAAP FINANCIAL DATA:
Net cash provided by (used in)
 operating activities (4)...........  $ 2,129   $ 2,797   $   140   $ (4,774)  $ 17,673
Net cash (used in) investing
 activities.........................     (577)   (1,027)   (1,272)   (29,593)   (46,532)
Net cash provided by financing .....   (1,713)   (1,742)      992     34,262     30,206
Capital expenditures (5) ...........      577     1,027     1,272      1,608      1,314
Depreciation and amortization  .....    1,256     1,248     1,246      1,669      3,450
Ratio of earnings to fixed
 charges (6) .......................     1.4x      1.9x      1.3x       2.1x       1.7x
OTHER NON-GAAP FINANCIAL DATA:
EBITDA (3)..........................  $ 3,619   $ 3,865   $ 3,004   $  8,379   $ 17,314

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                          NINE MONTHS
                                          ENDED APRIL
                                    ---------------------
                                        1996       1997
                                    ---------- ----------

STATEMENT OF OPERATIONS DATA:
Net sales ..........................  $138,546   $189,227
Cost of goods sold .................   110,202    149,165
                                    ---------- ----------
Gross profit .......................    28,344     40,062
Selling, general and administrative
 expenses ..........................    21,291     28,466
                                    ---------- ----------
Income from operations .............     7,053     11,596
Interest expense, net ..............     4,538      6,798
                                    ---------- ----------
Income before taxes and
 extraordinary expense .............     2,515      4,798
Income taxes .......................     1,056      2,015
                                    ---------- ----------
Income before extraordinary expense      1,459      2,783
Extraordinary expense, net (9)  ....        --      3,495
Net income (loss)...................  $  1,459   $   (712)
                                    ========== ==========
OTHER GAAP FINANCIAL DATA:
Net cash provided by (used in)
 operating activities (4)...........  $ 14,767   $    403
Net cash (used in) investing
 activities.........................   (38,356)    (9,485)
Net cash provided by financing .....    23,899     31,749
Capital expenditures (5) ...........       978      3,469
Depreciation and amortization  .....     3,085      3,475
Ratio of earnings to fixed
 charges (6) .......................      1.5x       1.7x
OTHER NON-GAAP FINANCIAL DATA:
EBITDA (3)..........................  $ 10,138   $ 15,071

                                                     AS OF JULY
                                   ---------------------------------------------
                                      1992     1993     1994     1995     1996
                                   -------- -------- -------- -------- ---------
                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash............................... $   337  $   365  $   225  $   120  $  1,467
Working capital ...................   2,094    1,738    2,731   28,079    38,931
Property, plant and equipment,
 net...............................   7,649    7,428    7,454   26,933    46,350
Total assets ......................  25,129   24,676   24,668   79,725   136,168
Total indebtedness (7) ............  13,783   11,589   12,581   48,165    87,763
Redeemable common stock (8)  ......      --       --       --    2,115     2,179
Stockholders' equity...............   4,788    5,726    5,977    7,205    11,873

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                           AS OF
                                           APRIL
                                   -------------------
                                      1996      1997
                                   --------- ---------

BALANCE SHEET DATA:
Cash............................... $    430  $ 24,134
Working capital ...................   33,744    75,515
Property, plant and equipment,
 net...............................   41,096    46,310
Total assets ......................  122,252   172,368
Total indebtedness (7) ............   74,910   123,143
Redeemable common stock (8)  ......    2,163     2,229
Stockholders' equity...............    8,432    11,112

------------
(1) The selected historical statement of operations and other financial data include the results of operations of the Company and each of the Acquisitions since their respective dates of acquisition as follows:
       Hoffmaster as of March 31, 1995; Maspeth as of November 30, 1995; Chesapeake as of December 29, 1995; and James River California/Natural Dam as of May 5, 1996. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and
       Note 3 of the Notes to the Financial Statements of the Company.
(2) All fiscal years are 52 weeks, except for Fiscal 1994 which is 53 weeks.
(3) EBITDA represents income from operations before interest expense, provision for income taxes and depreciation and amortization. EBITDA is generally accepted as providing information regarding a company's ability to service debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by companies as a measure of operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(4) Material differences between EBITDA and net cash provided by or used in operating activities may occur because of the inherent differences in each such calculation including (a) the change in operating assets and liabilities between the beginning and end of each period, as well as certain non-cash items which are considered when presenting net cash provided by or used in operating activities but are not used when calculating EBITDA and (b) interest expense and provision for income taxes which are included when presenting net cash provided by or used in operating activities but are not included in the calculation of EBITDA.
(5)    Excludes the costs of the Acquisitions.
(6) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense (including the amortization of debt issuance costs) plus that portion of rental payments on operating leases deemed representative of the interest factor.
(7) Includes short-term and long-term borrowings and current maturities of long-term debt.
(8)    See "Description of Capital Stock."
(9) The Company incurred extraordinary expenses in connection with the repayment of debt consisting of the write-off of unamortized debt issuance costs related to the debt being repaid, elimination of the unamortized discount on debt being repaid, and prepayment penalties on early retirement of debt totalling approximately $6.0 million. The after-tax effect of this extraordinary item was $3.5 million.

                 UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

   Set forth below are the unaudited pro forma condensed statements of operations of the Company for the year ended July 28, 1996 and the nine months ended April 27, 1997. The unaudited pro forma condensed statements of operations include the historical results of the Company and give effect to the Fiscal 1996 Acquisitions and to the issuance of the Old Notes and the use of proceeds therefrom as if they had occurred as of July 31, 1995. The pro forma financial data do not purport to be indicative of the Company's financial position or results of operations that would actually have been obtained had the Fiscal 1996 Acquisitions and the issuance of the Old Notes and the use of proceeds therefrom been completed as of the date or for the periods presented, or to project the Company's financial position or results of operations at any future date or for any future period. The unaudited pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The Company does not believe that any variations from such assumptions and the following pro forma adjustments would be material.

   On November 30, 1995, pursuant to an Asset Purchase Agreement, the Company purchased Maspeth from private owners. The aggregate purchase price for all of the assets acquired was $10.0 million, comprised of $7.75 million in cash and a $2.25 million promissory note of the Company. The Maspeth acquisition was accounted for under the purchase method of accounting. The cash portion of the purchase price was financed by borrowings. The aggregate purchase price for Maspeth of $10 million has been allocated to the assets and liabilities of the acquired business based upon the Company's estimates of their fair value. The excess of the fair value of the net assets acquired over the purchase price was $122,000 and has been allocated to long-term assets.

   On December 29, 1995, pursuant to a Stock Purchase Agreement, the Company purchased Chesapeake from Chesapeake Corporation. The aggregate purchase price for all of the assets acquired was $29.0 million. The Chesapeake acquisition was accounted for under the purchase method of accounting. The purchase price was financed by borrowings. The aggregate purchase price for Chesapeake of $29 million has been allocated to the assets and liabilities of the acquired business based upon the Company's estimates of their fair value. The excess of the purchase price over the fair value of the net assets acquired was $4.6 million and has been recorded as goodwill.

   On May 5, 1996, pursuant to an Asset Purchase Agreement, the Company purchased James River California and Natural Dam from James River. The aggregate purchase price for all of the assets acquired was $15.0 million, comprised of $8 million in cash and a $7 million promissory note of the Company. After negotiation, on February 27, 1997, the Company and James River consummated a settlement which has been accounted for as a reduction of the purchase price to $13.1 million. As part of this settlement, the James River note was reduced to $2.2 million. The James River acquisition was accounted for under the purchase method of accounting. The cash portion of the purchase price was financed by borrowings. The initial purchase price for James River California and Natural Dam of $15.0 million has been allocated to the assets and liabilities of the acquired businesses based upon the Company's estimates of their fair value. The initial excess of the fair value of the net assets acquired over the purchase price (prior to the adjustments noted in the following sentence) was $5.5 million and has been allocated to long-term assets. The net reduction of the purchase price ($1.9 million) has been applied to reduce long-term assets. Natural Dam hosts a co-generation facility on its property which produces steam for internal use and which is expected to provide significant cost savings to the Company. Natural Dam will receive all of its steam energy requirements at 50% of historical cost in 1997 and at no cost for the next 40 years thereafter, and Natural Dam will receive land lease payments from the operator of the land occupied by the co-generation facility. The $10 million in benefits from the co-generation facility is included in long-term assets acquired and is being amortized based upon the Company's annual savings over the 42-year remaining life of the contract.

   On February 27, 1997, the Company issued and sold $120.0 million principal amount of Old Notes to the Initial Purchasers. The Old Notes bear interest at a rate of 9 1/2% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning September 1, 1997. The Old Notes will mature on March 1, 2007. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission a registration statement with respect to an offer to exchange the Old Notes for New Notes. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that the registration and other rights relating to the exchange of Old Notes for New Notes and the restriction on transfer of the Old Notes will not apply to the New Notes. See "Prospectus Summary--Issuance of the Old Notes" and "Description of New Notes."

   The unaudited pro forma financial statements should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company, Scott Foodservice Division of Scott Paper Company and Chesapeake Consumer Products Company and the notes thereto included elsewhere in this Prospectus.

          UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS (A)

                                                  YEAR ENDED JULY 28, 1996
                           ---------------------------------------------------------------------
                                       HISTORICAL  PRO FORMA   HISTORICAL   PRO FORMA  HISTORICAL
                            HISTORICAL  MASPETH   ADJUSTMENTS  CHESAPEAKE  ADJUSTMENTS   JAMES
                             COMPANY      (C)       MASPETH       (C)      CHESAPEAKE  RIVER (C)
                           ---------- ---------- ----------- ------------ ----------- ----------
                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net sales..................  $204,903    $8,897                 $24,908                 $27,862
Cost of goods sold.........   161,304     7,681      $  (8)(e)   19,541       $(279)(f)  24,356
                           ---------- ---------- ----------- ------------ ----------- ----------
Gross profit...............    43,599     1,216          8        5,367         279       3,506
Selling, general and
 administrative expenses ..    29,735       173                   3,720         (43)(d)     991
                           ---------- ---------- ----------- ------------ ----------- ----------
Income from operations ....    13,864     1,043          8        1,647         322       2,515
Interest expense, net .....     7,934        88        252 (g)      481         730 (g)
                           ---------- ---------- ----------- ------------ ----------- ----------
Income (loss) before
 taxes.....................     5,930       955       (244)       1,166        (408)      2,515
Income taxes (benefit)(i) .     2,500       401       (102)         502        (184)      1,057
                           ---------- ---------- ----------- ------------ ----------- ----------
Net income (loss)..........  $  3,430    $  554      $(142)     $   664       $(224)    $ 1,458
                           ========== ========== =========== ============ =========== ==========
OTHER GAAP FINANCIAL DATA:
Cash interest expense,
 net.......................  $  6,748
Capital expenditures.......     1,314
Depreciation and
 amortization (k)..........     3,450
Ratio of earnings to fixed
 charges (l)...............      1.7x

OTHER NON-GAAP FINANCIAL
 DATA:
EBITDA(j) .................  $ 17,314
Ratio of EBITDA to cash
 interest expense, net ....      2.6x

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                  YEAR ENDED JULY 28, 1996
                            -----------------------------------
                             PRO FORMA   PRO FORMA
                            ADJUSTMENTS INTERCOMPANY PRO FORMA
                            JAMES RIVER ELIMINATIONS HISTORICAL
                            ----------- ------------ ----------
                           	   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net sales..................               $(4,111)    $262,459
Cost of goods sold.........   $ (429)(e)   (4,111)     208,055
                           ----------- ------------ ----------
Gross profit...............      429                    54,404
Selling, general and
 administrative expenses ..                             34,576
                           ----------- ------------ ----------
Income from operations ....      429                    19,828
Interest expense, net .....    1,121(g)                 10,606
                           ----------- ------------ ----------
Income (loss) before
 taxes.....................     (692)                    9,222
Income taxes (benefit)(i) .     (291)                    3,883
                           ----------- ------------ ----------
Net income (loss)..........   $ (401)     $     0     $  5,339
                           =========== ============ ==========


     See Notes to Unaudited Pro Forma Condensed Statements of Operations.

          UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS (A)

                                                        YEAR ENDED JULY 28, 1996
                                               -----------------------------------------
                                                               ADJUSTMENTS
                                                 PRO FORMA   FOR ISSUANCE OF
                                                 HISTORICAL     OLD NOTES    PRO-FORMA(B)
                                               ------------ --------------- ------------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales .....................................   $262,459       $    --       $262,459
Cost of goods sold ............................    208,055            --        208,055
                                               ------------ --------------- ------------
Gross profit ..................................     54,404            --         54,404
Selling, general and administrative expenses  .     34,576            --         34,576
                                               ------------ --------------- ------------
Income from operations ........................     19,828            --         19,828
Interest expense, net .........................     10,606         1,858(h)      12,464
                                               ------------ --------------- ------------
Income before taxes and extraordinary expense        9,222        (1,858)         7,364
Income taxes (benefit)(i) .....................      3,883          (780)         3,103
                                               ------------ --------------- ------------
Income before extraordinary expense ...........   $  5,339       $(1,078)      $  4,261
OTHER GAAP FINANCIAL DATA:
Cash interest expense, net ....................                                $ 12,034
Capital expenditures...........................                                   2,435
Depreciation and amortization (k)..............                                   4,386
Ratio of earnings to fixed charges (l) ........                                    1.6x
OTHER NON-GAAP FINANCIAL DATA:
EBITDA (j).....................................                                $ 24,214
Ratio of EBITDA to cash interest
 expense, net .................................                                    2.0x

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                   NINE MONTHS ENDED APRIL 27, 1997
                                               ---------------------------------------
                                                 HISTORICAL   ADJUSTMENTS  PRO FORMA(K)
                                               ------------ ------------- ------------
                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales .....................................   $189,227      $    --      $189,227
Cost of goods sold ............................    149,165         (212)(e)   148,953
                                               ------------ ------------- ------------
Gross profit ..................................     40,062          212        40,274
Selling, general and administrative expenses  .     28,466           --        28,466
                                               ------------ ------------- ------------
Income from operations ........................     11,596          212        11,808
Interest expense, net .........................      6,798        2,385(h)      9,183
                                               ------------ ------------- ------------
Income before taxes and extraordinary expense        4,798       (2,173)        2,625
Income taxes (benefit)(i) .....................      2,015         (913)        1,102
                                               ------------ ------------- ------------
Income before extraordinary expense ...........   $  2,783      $(1,260)     $  1,523
OTHER GAAP FINANCIAL DATA:
Cash interest expense, net ....................   $  5,924                   $  9,066
Capital expenditures...........................      3,469                      3,469
Depreciation and amortization (k)..............      3,475                      3,263
Ratio of earnings to fixed charges (l) ........       1.7x                       1.3x
OTHER NON-GAAP FINANCIAL DATA:
EBITDA (j).....................................   $ 15,071                   $ 15,071
Ratio of EBITDA to cash interest
 expense, net .................................       2.5x                       1.7x

     See Notes to Unaudited Pro Forma Condensed Statements of Operations.

       NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
(a) Reflects those adjustments to record the Fiscal 1996 Acquisitions and the issuance of the Old Notes and the transactions contemplated thereby as if they had occurred on July 31, 1995.
(b) The unaudited pro forma condensed statements of operations do not include the charge of $2.2 million which resulted from the write-off of unamortized debt issuance costs, elimination of $2.1 million unamortized discount that resulted from the repayment of the Old Subordinated Notes, and $1.6 million which resulted from prepayment penalties incurred from early retirement of existing debt. These items were accounted for as extraordinary items in the fiscal quarter ended April 27, 1997, the fiscal quarter in which such debt was repaid.
(c) Reflects the historical results of operations of the Fiscal 1996 Acquisitions as if they had occurred on July 31, 1995 until their respective dates of acquisition.
(d) Reflects the net decrease in amortization expense relating to Chesapeake goodwill ($4.6 million) as follows:

Amortization expense resulting from goodwill created by the excess of the purchase price over the fair market value of net assets acquired amortized over a twenty-year period.............................................................  $  96
Removal of goodwill amortization expense previously recorded on historical
 financial statements.............................................................   (139)
                                                                                  -------
Net decrease in amortization expense..............................................  $ (43)
                                                                                  =======

(e) Reflects a decrease in depreciation expense of long-term assets created by the excess of the fair market value of the net assets acquired over the purchase price. For Maspeth, the excess of the fair market value of the net assets acquired over the purchase price of $122,000 was allocated to property, plant and equipment which are being amortized over a three to 12 year period. For James River, the excess of the fair market value of the net assets acquired over the purchase price of $7.4 million (including the final purchase price adjustment of $3.4 million and the gain on the retirement of the note payable to James River of $5.3 million) was allocated to property, plant and equipment and other assets which are being amortized over a three to 40 year period and a 42 year period, respectively.
(f) Reflects a decrease in depreciation expense primarily as a result of the change in the valuation of property, plant and equipment based upon appraised values as compared to their historical carrying value. Such property, plant and equipment is being depreciated over a three to 40 year period.
(g) Reflects additional interest expense related to the Fiscal 1996 Acquisitions as if they had occurred on July 31, 1995 until their respective dates of acquisition. In connection with the Maspeth acquisition, the Company incurred $10 million of debt under the Old Credit Facility, the Old Subordinated Notes and a promissory note to the seller at interest rates ranging from 8.5% to 14%. In connection with the Chesapeake acquisition, the Company incurred $29 million of debt under the Old Credit Facility, the Term Loans and the Old Subordinated Notes at interest rates ranging from 8.5% to 14%. In connection with the James River acquisition, the Company incurred $15 million of debt under the Old Credit Facility, the Term Loans and a promissory note to the seller at interest rates ranging from 8.5% to 10.75%. The historical debt of Maspeth and Chesapeake was not assumed by the Company.
(h) The pro forma adjustments to interest exense, net consist of the following:

                                                               INCREASE (DECREASE)
                                                       ---------------------------------
                                                          YEAR ENDED    NINE MONTHS ENDED
                                                         JULY 28, 1996   APRIL 27, 1997
                                                       --------------- -----------------
                                                             (DOLLARS IN THOUSANDS)
Historical interest expense............................     $ 7,934          $ 6,798
                                                       =============== =================
Elimination of interest expense related to:
Old Credit Facility, Term Loans and Old Subordinated
 Notes.................................................     $(6,346)         $(5,816)
Amortization of deferred debt issuance costs on
 retired debt .........................................      (1,021)            (672)
                                                       --------------- -----------------
Decrease in interest expense...........................      (7,367)          (6,488)
                                                       --------------- -----------------
Interest expense on new indebtedness:
9 1/2% Senior Subordinated Notes due 2007 .............      11,400            8,550
Acquisition debt(1) ...................................          67               --
Amortization of costs on new debt(2) ..................         430              323
                                                       --------------- -----------------
Increase in interest expense...........................      11,897            8,873
                                                       --------------- -----------------
Net increase in interest expense ......................       4,530            2,385
Less: Fiscal 1996 Acquisitions interest expense(3)           (2,672)              --
                                                       --------------- -----------------
Adjustment to interest expense related to the
 issuance of the Old Notes.............................     $ 1,858          $ 2,385
                                                       =============== =================

------------
    (1) Represents additional interest expense on indebtedness incurred to fund the Maspeth acquisition as if such acquisition occurred on July 31, 1995.
    (2) Debt issuance costs related to the Notes will be amortized over their 10-year life.
    (3) Represents the increase in historical interest expense reflected in Notes (c) and (g) hereto as if the Fiscal 1996 Acquisitions had occurred on July 31, 1995 until their respective dates of acquisition.
(i) For pro forma purposes, the income tax provision was calculated at 42% based on enacted statutory tax rates applied to pro forma pre-tax income and the provisions of SFAS No. 109.
(j) EBITDA represents income from operations before interest expense, provision for income taxes, and depreciation and amortization. EBITDA is generally accepted as providing information regarding a company's ability to service debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by companies as a measure of operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(k) Depreciation and amortization excludes amortization of debt issuance costs which is classified as interest expense in the Statements of Operations.
(l) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes plus fixed charges. Fixed charges consist of interest expense plus that portion of rental payments on operating leases deemed representative of the interest factor.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

   The following discussion of results of operations for Fiscal 1994, 1995 and 1996 and for the nine month periods ended April 27, 1997 and April 28, 1996 is based on the historical results of operations of the Company. Since the Acquisitions were consummated from time to time during such fiscal years, the financial information contained herein with respect to periods prior to the Acquisitions does not reflect the results of operations of the businesses acquired; thus, this financial information is not necessarily indicative of the results of operations that would have been achieved had the Acquisitions been consummated by the Company at the beginning of the periods presented herein or which may be achieved in the future, nor does it reflect the operations of such acquired businesses under the Company's management for a significant period of time.

   Prior to March 1995, the Company's business was highly seasonal with over 30% of its net sales and 50% of its cash flow realized in the fourth quarter of its fiscal year. As a result of the Acquisitions, its business has become less seasonal and the Company anticipates a continued reduction in the seasonality of its business. Nevertheless, collections of receivables will be greatest during the first and second quarters of the fiscal year. Additionally, the Company will continue its practice of building inventory at the Fonda division throughout the second and third quarters of each fiscal year to satisfy the high seasonal demands of the summer months when outdoor and away-from-home consumption increases. In the event the Company's cash flow from operations during the second and third quarters of a fiscal year are insufficient to provide working capital necessary to fund production requirements during these quarters, the Company will need to resort to borrowings under the New Credit Facility or other sources of capital. Although the Company believes that funds available under the New Credit Facility together with cash generated from operations will be adequate to provide for the Company's cash requirements, there can be no assurance that such capital resources will be sufficient in the future.

GENERAL

   The Company is a converter and marketer of paperboard and tissue products, the selling prices of which typically follow the general movement in the cost of such principal raw materials. This is particularly true with respect to commodity products, such as coated and uncoated white paper plates. When raw materials and selling prices increase, operating margins tend to improve. Conversely, when raw materials prices decrease, selling prices generally also decline. Operating margins may also decline as the Company's fixed selling, general and administrative costs remain relatively constant. The actual impact on the Company of raw materials price changes is affected by a number of factors including the level of inventories at the time of a price change, the specific timing and frequency of price changes, and the lead and lag time that generally accompanies the implementation of both raw materials and subsequent selling price changes. However, over time the Company believes it is able to maintain relatively stable margins between its selling prices and raw material costs. The Company's business and growth strategy is intended, in part, to enable the Company to maintain a lower cost structure as a result of improved purchasing power, improved fixed overhead costs absorption and consolidation and elimination of costs as it integrates its strategic acquisitions. Furthermore, the Company believes it has been able to mitigate the effect of changing raw materials prices by diversifying into higher margin, value-added products, such as those produced by the Hoffmaster division. See "Business--Raw Materials and Suppliers."

RESULTS OF OPERATIONS

                                                 FISCAL YEAR ENDED JULY
                           -----------------------------------------------------------------
                                    1994                  1995                  1996
                           --------------------- --------------------- ---------------------
                                      PERCENT OF            PERCENT OF            PERCENT OF
                             AMOUNT   NET SALES    AMOUNT   NET SALES    AMOUNT   NET SALES
                           -------- ------------ -------- ------------ -------- ------------
                                                  (DOLLARS IN MILLIONS)
Net sales .................  $61.8      100.0%     $97.1      100.0%     $204.9     100.0%
Cost of goods sold ........   51.6       83.5       76.3       78.6       161.3      78.7
                           -------- ------------ -------- ------------ -------- ------------
Gross profit ..............   10.2       16.5       20.8       21.4        43.6      21.3
Selling, general and
 administrative expenses ..    8.4       13.7       14.1       14.5        29.7      14.5
                           -------- ------------ -------- ------------ -------- ------------
Income from operations  ...    1.8        2.8        6.7        6.9        13.9       6.8
Interest expense ..........    1.3        2.1        2.9        3.0         8.0       3.9
                           -------- ------------ -------- ------------ -------- ------------
Income before taxes and
 extraordinary expense  ...    0.5        0.7        3.8        3.9         5.9       2.9
Taxes on income ...........    0.2        0.3        1.6        1.6         2.5       1.2
                           -------- ------------ -------- ------------ -------- ------------
Income before
 extraordinary expense  ...    0.3        0.4        2.2        2.2         3.4       1.7
Extraordinary expense,
 net.......................     --         --         --         --          --        --
Net income ................  $ 0.3        0.4%     $ 2.2        2.2%     $  3.4       1.7%
                           ======== ============ ======== ============ ======== ============
Other Non-GAAP Financial
 Data:
EBITDA ....................  $ 3.0        4.9%     $ 8.4        8.6%     $ 17.3       8.4%

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                      NINE MONTHS ENDED APRIL
                           -------------------------------------------
                                    1996                  1997
                           --------------------- ---------------------
                                      PERCENT OF            PERCENT OF
                             AMOUNT   NET SALES    AMOUNT   NET SALES
                           -------- ------------ -------- ------------

Net sales .................  $138.5     100.0%     $189.2     100.0%
Cost of goods sold ........   110.2      79.5       149.2      78.8
                           -------- ------------ -------- ------------
Gross profit ..............    28.3      20.5        40.0      21.2
Selling, general and
 administrative expenses ..    21.3      15.4        28.4      15.1
                           -------- ------------ -------- ------------
Income from operations  ...     7.0       5.1        11.6       6.1
Interest expense ..........     4.5       3.3         6.8       3.6
                           -------- ------------ -------- ------------
Income before taxes and
 extraordinary expense  ...     2.5       1.8         4.8       2.5
Taxes on income ...........     1.0       0.7         2.0       1.1
                           -------- ------------ -------- ------------
Income before
 extraordinary expense  ...     1.5       1.1         2.8       1.4
Extraordinary expense,
 net.......................      --        --         3.5       1.8
Net income ................  $  1.5       1.1      $ (0.7)     (0.4)%
                           ======== ============ ======== ============
Other Non-GAAP Financial
 Data:
EBITDA ....................  $ 10.1       7.3%     $ 15.1       8.0%

NINE MONTHS ENDED APRIL 27, 1997 COMPARED TO NINE MONTHS ENDED APRIL 28, 1996

   The Company's net sales increased $50.7 million, or 36.6%, to $189.2 million in the nine months ended April 27, 1997 compared to $138.5 million in the nine months ended April 28, 1996. Approximately 90% of the increase reflects nine months of results of operations for the Chesapeake and James River acquisitions during the 1997 period versus four months of results of operations of Chesapeake during the 1996 period. The Company did not own the James River acquisition during the 1996 period. During the nine months ended April 27, 1997, average selling prices declined approximately 10% and 18% in the consumer and institutional markets, respectively, reflecting competitive market conditions and lower average raw materials costs.

   Cost of goods sold increased $39.0 million, or 35.4%, to $149.2 million in the nine months ended April 27, 1997 compared to $110.2 million in the nine months ended April 28, 1996. Approximately 90% of the increase reflects nine months of results of operations for the Chesapeake and James River acquisitions during the 1997 period versus four months of results of operations of Chesapeake during the 1996 period. The Company did not own the James River acquisition during the 1996 period. Cost of goods sold as a percentage of net sales decreased slightly from 79.5% in the nine months ended April 28, 1996 to 78.8% in the nine months ended April 27, 1997. This decrease was due to improved fixed overhead costs absorption, particularly at the Fonda division, and lower average raw materials costs which declined about 10% during the period. The higher sales levels and lower cost of goods sold as a percentage of net sales contributed to the increase in gross profit of $11.7 million, or 41.3%, to $40.1 million in the nine months ended April 27, 1997 compared to $28.3 million in the nine months ended April 28, 1996. As a percentage of net sales, gross profit improved from 20.5% in the nine months ended April 28, 1996 to 21.2% in the nine months ended April 27, 1997.

   Selling, general and administrative expenses increased $7.2 million, or 33.7%, to $28.5 million in the nine months ended April 27, 1997 compared to $21.3 million in the nine months ended April 28, 1996. This increase was due primarily to the incurrence of additional expenses and corporate overhead assumed in connection with the acquisitions completed during Fiscal 1996. As a percentage of net sales, selling, general and administrative expenses decreased from 15.4% in the nine months ended April 28, 1996 to 15.0% during the nine months ended April 27, 1997.

   Operating income increased $4.5 million, or 64.4%, to $11.6 million in the nine months ended April 27, 1997 compared to $7.0 million in the nine months ended April 28, 1996. As a percentage of net sales, operating income increased from 5.1% in the nine months ended April 28, 1996 to 6.1% during the nine months ended January 27, 1997. This increase reflects the decrease in cost of goods sold and selling, general and administrative expenses as a percentage of net sales.

   Interest expense increased $2.3 million, or 49.8%, to $6.8 million in the nine months ended April 27, 1997 compared to $4.5 million in the nine months ended April 28, 1996. This increase was due primarily to higher borrowings related to the acquisitions made during Fiscal 1996 and the issuance of the Old Notes.

   Income before income taxes and extraordinary expenses increased to $4.8 million in the nine months ended April 27, 1997 from $2.5 million in the nine months ended April 28, 1996. This increase was due principally to increased operating income arising from the acquisitions made during Fiscal 1996. The Company's provision for income taxes remained unchanged at 42% of income before income taxes.

   The Company incurred extraordinary expenses in connection with the repayment of debt consisting of the write-off of unamortized debt issuance costs related to the debt being repaid, elimination of unamortized discount on debt being repaid, and prepayment penalties on early retirement of debt totaling approximately $6.0 million. The after tax effect of this extraordinary item was $3.5 million. The extraordinary item resulted in a net loss of $0.7 million during the nine months ended April 27, 1997 compared to net income of $1.5 million during the nine months period ended April 28, 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

   The Company's net sales increased $107.8 million, or 111.1%, to $204.9 million in Fiscal 1996 compared to $97.1 million in Fiscal 1995. Approximately 70% of this increase reflects a full year's results of operations for the Hoffmaster division, which also includes seven months of results of operations for the Chesapeake acquisition. Approximately 7% of this increase is attributable to about three months of results of operations of the James River California and Natural Dam businesses, which were acquired by the Company in May 1996. Sales growth was also driven by a 13% increase in shipments by the Fonda division, which is primarily due to improved integration and marketing efforts, and a 5% increase in selling prices.

   Cost of goods sold increased by $85.0 million, or 111.5%, to $161.3 million in Fiscal 1996 from $76.3 million in Fiscal 1995. Approximately 70% of this increase reflects a full year's results of operations for the Hoffmaster division, which also includes seven months of results of operations for the Chesapeake acquisition. Cost of goods sold as a percentage of net sales remained constant from Fiscal 1995 to Fiscal 1996 at approximately 78.6%. The inclusion of the Hoffmaster division results offset an increase in cost of goods sold as a percentage of sales at the Fonda division. In the first half of Fiscal 1996, the Company experienced increased raw material costs as a result of continuous price increases during 1995, which affected the Fonda division. Raw material costs stabilized and began to decline in the latter part of Fiscal 1996 but nevertheless increased approximately 15% during the year. The Company's gross profit increased $22.8 million, or 109.4%, to $43.6 million in Fiscal 1996 from $20.8 million in Fiscal 1995. Gross profit as a percentage of net sales during Fiscal 1996 remained relatively constant at approximately 21.4% as compared with Fiscal 1995.

   Selling, general and administrative expenses increased $15.6 million, or 110.7%, to $29.7 million in Fiscal 1996 compared to $14.1 million in Fiscal 1995 primarily as a result of the incurrence of additional expenses assumed in connection with the acquisitions of Chesapeake and Maspeth, as well as a full year's results for the Hoffmaster division. As a percentage of net sales, however, selling, general and administrative expenses remained relatively constant at approximately 14.5%.

   Operating income increased $7.2 million, or 106.6%, to $13.9 million in Fiscal 1996 from $6.7 million in Fiscal 1995. As a percentage of net sales, operating income remained unchanged at 6.9%. Costs of integrating the Chesapeake and Maspeth acquisitions and slightly lower selling prices were offset by cost savings achieved in overhead reduction, improved fixed cost absorption and lower procurement costs.

   EBITDA increased $8.9 million, or 106.6%, to $17.3 million in Fiscal 1996 from $8.4 million in Fiscal 1995 for the reasons stated above. Depreciation and amortization increased from $1.7 million in Fiscal 1995 to $3.5 million in Fiscal 1996 primarily as a result of the Acquisitions.

FISCAL 1995 COMPARED TO FISCAL 1994

   The Company's net sales increased $35.3 million, or 57.0%, to $97.1 million in Fiscal 1995 from $61.8 million in Fiscal 1994. Approximately 70% of the increase was due to the acquisition of Hoffmaster on March 31, 1995 and the inclusion of four months of results of operations in Fiscal 1995. At the Fonda division, a 30% increase in average selling prices was offset by a 9% volume decline. The decline in volume reflects the Company's goal of eliminating lower margin business.

   Cost of goods sold increased $24.7 million, or 47.7%, to $76.3 million in Fiscal 1995 from $51.6 million in Fiscal 1994. The Hoffmaster acquisition represented about 72% of such increase. Average raw material costs at the Fonda division, which increased approximately 32% during the year, also contributed to the increase in cost of goods sold. Selling prices at the Fonda division rose about 30% in response to higher raw material costs. Cost of goods sold as a percentage of net sales decreased from 83.5% in Fiscal 1994 to 78.6% in Fiscal 1995. The primary reason for the decline was the higher margin business contributed by Hoffmaster during the fiscal year. Gross profit increased $10.6 million, or 104.2%, to $20.8 million in Fiscal 1995 compared to $10.2 million in Fiscal 1994. Gross profit as a percentage of net sales increased to 21.4% in Fiscal 1995 from 16.5% in Fiscal 1994. This improvement was primarily due to the Hoffmaster acquisition and was positively affected by improved operating margins at the Fonda division.

   Selling, general and administrative expenses increased $5.7 million, or 67.2%, to $14.1 million in Fiscal 1995 from $8.4 million in Fiscal 1994. Selling, general and administrative expenses as a percentage of net sales increased to 14.5% in Fiscal 1995 from 13.7% in Fiscal 1994. This increase was primarily due to the inclusion of Hoffmaster selling expenses. In addition, Hoffmaster sells higher value-added products which require increased selling efforts.

   Operating income increased $4.9 million, or 281.7%, to $6.7 million in Fiscal 1995 compared to $1.8 million in Fiscal 1994. As a percentage of net sales, operating income increased to 6.9% in Fiscal 1995 from 2.8% in Fiscal 1994. This improvement was primarily due to a combination of higher volumes and margins at the Fonda division and the inclusion of four months of Hoffmaster results.

   EBITDA increased $5.4 million, or 178.9%, to $8.4 million in Fiscal 1995 from $3.0 million in Fiscal 1994 for the reasons stated above. Depreciation and amortization increased from $1.2 million in Fiscal 1994 to $1.7 million in Fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

   Historically, the Company has relied on cash flows from operations and borrowings to finance its working capital requirements, capital expenditures and acquisitions.

   Net cash provided by operating activities for the nine months ended April 27, 1997 was $0.4 million compared to net cash provided by operating activities of $14.8 million for the nine months ended April 28, 1996. The higher level of net cash provided by operating activities during the nine months ended April 28, 1996 reflects the consolidation of the working capital assets acquired prior to such period. Net cash provided by operating activities for Fiscal 1996 was $17.7 million compared to $4.8 million net cash used in operating activities for Fiscal 1995. This increase was primarily due to an increase in net income and a reduction in the level of accounts receivable and an increase in accounts payable and accrued expenses.

   Net cash used in investing activities for the nine months ended April 27, 1997 was $9.5 million compared to net cash used in investing activities of $38.4 million for the nine months ended April 28, 1996. The higher level of net cash used in investing activities during the nine months ended April 28, 1996 was due primarily to payments made by the Company in connection with the Fiscal 1996 Acquisitions. Net cash used in investing activities for Fiscal 1996 was $46.5 million compared to $29.6 million for Fiscal 1995. This increase is primarily a result of the payment for the Fiscal 1996 Acquisitions.

   Capital expenditures for the nine months ended April 27, 1997 were $3.5 million as compared to $1.0 million for the nine months ended April 28, 1996. The capital expenditures made in such periods were used primarily for routine capital improvements. Capital expenditures for Fiscal 1996 were $1.3 million compared to $1.6 million for Fiscal 1995. Estimated capital expenditures for Fiscal 1997 will be approximately $14.3 million, approximately $10.0 million of which is expected to be used to complete the installation of an existing paper machine at Natural Dam. The paper machine was partially installed by James River prior to the Company's acquisition of Natural Dam. When such machine is operational the Natural Dam mill's production capacity is expected to double, providing the Company flexibility to vertically integrate its tissue-based products and the opportunity to participate in a number of specialty markets that historically have been served by Natural Dam. Estimated capital expenditures for Fiscal 1997 will be financed by a portion of the net proceeds of the offering of the Old Notes.

   Net cash provided by financing activities for the nine months ended April 27, 1997 was $31.7 million compared to net cash provided by financing activities of $23.9 million for the nine months ended April 28, 1996. The net cash provided by financing activities during the nine months ended April 27, 1997 was primarily the result of the proceeds from the issuance of the Old Notes exceeding the amount of debt repaid, while the net cash provided financing activities during the nine months ended April 28, 1996 primarily reflected borrowings to fund two of the acquisitions that the Company consummated in fiscal 1996. Net cash provided by financing activities for Fiscal 1996 was $30.2 million compared to $34.3 million for Fiscal 1995. This increase primarily reflected borrowings to fund the Acquisitions and related working capital needs.

   In connection with the consummation of the Company's issuance and sale of the Old Notes, on February 27, 1997, the Company repaid the Term Loans and the Old Credit Facility and entered into the New Credit Facility which provides a total borrowing capacity of up to $50.0 million through a revolving credit facility, subject to borrowing base limitations, to finance the Company's working capital needs and acquisitions. The New Credit Facility will mature in March 2000. Pursuant to the New Credit Facility, the Company is subject to certain affirmative and negative covenants customarily contained in agreements of this type, including, without limitation, covenants that restrict, subject to specified exceptions (i) mergers, consolidations, asset sales or changes in capital structure, (ii) creation or acquisition of subsidiaries, (iii) purchase or redemption of the Company's capital stock or declaration or payment of dividends or distributions on such capital stock, (iv) incurrence of additional indebtedness, (v) investment activities, (vi) granting or incurrence of liens to secure other indebtedness, (vii) prepayment or modification of the terms of subordinated indebtedness and (viii) engaging in transactions with affiliates. In addition, the New Credit Facility requires that the Company satisfy certain financial covenants similar to those in the Indenture and maintain an interest coverage ratio of not less than 1.75 to 1.0 for the first fiscal year following the issuance of the Old Notes and 2.0 to 1.0 for each year thereafter. The New Credit Facility also provides for customary events of default. See "Description of Certain Indebtedness." The New Credit Facility is expected to be undrawn as of the consummation of the Exchange Offer.

   On February 27, 1997, the Company issued $120 million aggregate principal amount of Old Notes. The Old Notes bear interest at a rate of 9 1/2% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning September 1, 1997. The Old Notes will mature on March 1, 2007. See "Prospectus Summary--Issuance of the Old Notes."

   During Fiscal 1996, the Company did not incur material costs for compliance with environmental laws and regulations.

   Following the issuance of the Old Notes, the Company believes that cash generated by operations, combined with amounts available under the New Credit Facility, will be sufficient to meet its capital expenditure needs, debt service requirements and working capital needs for the foreseeable future. The Company may need to obtain additional financing to pursue additional acquisitions; however, there can be no assurance that the Company will be able to obtain such financing or on terms favorable to the Company.

                                   BUSINESS

GENERAL

   The Company believes it is a leading converter and marketer of a broad line of disposable paper food service products. The Company sells its products under both branded and private labels to the consumer and institutional markets and participates at all major price points. The Company believes it is a market leader in the sale of premium white, colored and custom-printed napkins, placemats, tablecovers and food trays and in the sale of private label consumer paper plates, bowls and cups. The Company's Sensations, Splash(Registered Trademark) and Party Creations(Registered Trademark) brands are well recognized in the consumer markets and its Hoffmaster(Registered Trademark) brand is well recognized in the institutional markets.

   During the past two years, the Company has grown rapidly, principally through the completion of the Acquisitions. As the Company completes the integration of the Acquisitions, it expects to continue to improve manufacturing efficiencies, achieve further cost savings and increase profitability. As evidence of the Company's rapid growth, its net sales, net income and EBITDA increased from $61.8 million, $0.3 million and $3.0 million, respectively, in Fiscal 1994 to $204.9 million, $3.4 million and $17.3 million, respectively, in Fiscal 1996. For Fiscal 1996, after giving pro forma effect to the Fiscal 1996 Acquisitions, the Company would have had net sales of $262.5 million, net income of $4.3 million and EBITDA of $24.2 million.

   The Company offers a broad range of products, enabling it to offer its customers "one-stop" shopping for their disposable food service product needs. The Company's principal products include (i) paperboard products, such as white, colored and printed paper plates and bowls (approximately 31% of gross sales), paper cups for both hot and cold drinks (approximately 10%), handled food pails for take-out food and food trays (approximately 6%); (ii) tissue products, such as printed and solid napkins (approximately 21%) and printed and solid paper tablecovers and crepe paper (approximately 9%); (iii) specialty products, such as placemats (approximately 9%), doilies, tray covers and fluted products including baking cups (approximately 8%); and (iv) products for resale, such as plastic cutlery, coasters, plastic cups and plastic toothpicks (approximately 6%). See "--Products." The Company is principally a converter and marketer of paperboard and tissue products, the prices of which typically follow the general movement in the costs of such principal raw materials. The Company believes it is generally able to maintain relatively stable margins between its selling prices and its raw materials costs.

   According to the Pulp & Paper Fact Book published by Miller Freeman
(1996), growth in unit production of disposable paper food service products has been relatively stable during the past decade and tracks the growth of end-users of these products. The Company believes recent growth in the disposable paper food service products industry has been and will continue to be influenced principally by increased away-from-home dining, take-out convenience and sanitary considerations. In addition, management believes that the industry has experienced consolidation in recent years and will further consolidate over the next several years as smaller local and regional competitors experience greater difficulty competing with larger national competitors. The Company believes that it is well positioned to take advantage of and benefit from this consolidation.

   The Company sells its products to more than 2,500 consumer and institutional customers located throughout the United States and has developed and maintained long-term relationships with many of these customers. The Company's consumer customers include (i) supermarkets, (ii) mass merchandisers, and (iii) warehouse clubs and other retailers. The Company's institutional customers include major food service distributors, as well as restaurants, schools, hospitals and other major institutions with dining facilities.

COMPETITIVE STRENGTHS

   Management believes the Company has a leading competitive position in the disposable paper food service products industry for the following reasons:

   o Broad Product Offering. The Company believes that its product offering is one of the broadest in the industry, competing across all major price points of the markets it serves and that it is the only company that offers a full selection of premium products as well as a full line of private label products. The Company offers its products in a wide range of colors, designs and graphics which are often printed to the customer's specifications. The Company owns and operates one of only three mills in the United States currently producing specialty and deep-tone colored tissue.

          The Company's diverse and expansive product offering allows it to better serve its customers with "one-stop" shopping and enables both the Company and its customers to differentiate themselves from their respective competitors. As the industry continues to experience greater customer concentration resulting from a consolidation of distributors and retail outlets, as well as an increase in sales to the mass merchandiser and discount retailer distribution channels, the Company believes that its broad product offering and the benefits it provides are a competitive advantage. In addition, the Company believes that its broad product offering enables it to increase shelf space with its customers.

   o Extensive Distribution Network and Strong Focus on Customer Service. The Company has an extensive network of distributors, brokers and direct sales accounts in both the institutional and consumer markets. Because of the Company's multiple distribution channels, it can adapt its distribution capabilities to meet each customer's individual needs and preferences. The Company also has established long-term relationships, some as long as 25 years, with some of the food service industry's leading companies as a result of consistently providing high quality products and services. As a result of the Company's recent Acquisitions, the Company has increased its manufacturing, distribution and warehouse facilities from four locations primarily in the eastern United States to nine locations throughout the United States. This provides the Company with the ability to be more responsive and otherwise provide better service to its customers, particularly national and regional accounts.

   o Experienced Management Team. The Company's top four senior operating managers average over 15 years of experience in the food service industry. The Company's management has developed long-term relationships with its customers and suppliers and has a proven track record in identifying, completing and integrating strategic acquisitions.

BUSINESS AND GROWTH STRATEGY

   The Company believes that it can maintain and improve its position in the disposable paper food service products industry by (i) selectively pursuing and successfully integrating strategic acquisitions, (ii) continuing to provide value-added products and services, (iii) continuing to be responsive to customer demands and (iv) increasing its production of specialty and deep-tone colored tissue. The Company will pursue its growth strategy through:

   o Strategic Acquisitions. The Company targets acquisitions for their ability to complement and broaden existing product lines, penetrate additional end-use markets, strengthen existing market positions, expand the Company's geographic scope and provide manufacturing, sales and marketing economies. When integrating acquisitions, the Company seeks to (i) reduce manufacturing and production costs through the elimination of redundant facilities, the consolidation of overhead and the more efficient use of its manufacturing equipment; (ii) achieve sales and marketing economies of scale through consolidation; (iii) reduce procurement costs by leveraging its purchasing power; (iv) improve customer service through geographic diversification; and (v) increase net sales by cross-marketing the Company's products to an expanded customer base.

   o Value-Added Products and Services. The Company has focused and expects to continue to focus on higher margin, value-added products where it has a competitive advantage while continuing to produce high volume commodity-oriented product lines. These niche value-added products include print-to-the-edge napkins and premium table top products, which are not the principal focus of the Company's larger competitors. In addition, the Company believes its processing of custom orders differentiates it from its competitors. The Company also intends to continue to provide value-added services, such as EDI capabilities, automatic shipment notification to customers, sales training for distributors, promotional support, brochures and catalogs, state-of-the-art graphics services, merchandising programs, prompt delivery of products and information systems that provide detailed sales data to customers.

          In order to better serve its customers, the Company is focusing on the development of new product designs, increasing brand awareness and channel marketing. Management believes that new product designs provide customers recognized value by offering alternatives in color and style. In addition, the Company believes that its brand names are associated with high quality products. The Company supports its brand identity and private label program through enhanced packaging and promotion. Products and programs will be developed for specific distribution channels. Additionally, the Company seeks, through its direct sales force, to create "pull-through" demand by marketing directly to end-users in order to create additional demand from institutional distributors for the Company's products.

   o Natural Dam Expansion. The Company expects to complete the installation of an existing second paper machine at the Company's Natural Dam mill by the end of 1997 which will produce specialty and deep-tone colored tissue paper, the primary raw material used in the conversion of colored napkins and tablecovers. This expansion is expected to (i) double the mill's production capacity;
          (ii) significantly lower its unit cost of production; and (iii) provide the Company with greater operating flexibility to source tissue paper for its own converting operations as well as sell specialty tissue to third parties.

PRODUCTS

   General. The Company classifies its products into four categories: (i) paperboard products, such as white, colored and printed paper plates and bowls, paper cups for both hot and cold drinks, handled food pails for take-out food and food trays; (ii) tissue products, such as printed and solid napkins, printed and solid paper tablecovers and crepe paper; (iii) specialty products, such as placemats, doilies, tray covers and fluted products including baking cups; and (iv) products for resale, such as plastic cutlery, coasters, plastic cups and plastic toothpicks. The Company's premium products include colored and custom printed napkins and placemats. The Company currently has over 8,000 SKUs. The Company believes it holds one of the top three market positions in white paper plates, decorated plates, bowls and cups in the consumer market, as well as in food pails, trays and premium napkins in the institutional market. These products are sold nationwide to supermarkets, restaurants franchises, discount store chains and major food distributors.

   The following table illustrates the Company's growth and diversification of product lines from Fiscal 1994, prior to the Acquisitions, to Fiscal 1996:

                             FISCAL 1994               FISCAL 1996(1)
                     -------------------------- --------------------------
                                      (DOLLARS IN MILLIONS)
PRODUCT CATEGORY       GROSS SALES   % OF TOTAL   GROSS SALES   % OF TOTAL
-------------------- ------------- ------------ ------------- ------------
PAPERBOARD
  Plates and bowls ..     $37.6         58.2%       $ 68.9         31.6%
  Paper cups ........      15.3         23.7          20.9          9.6
  Trays .............       4.9          7.6           7.3          3.3
  Pails .............       6.1          9.4           5.1          2.3
  Cans ..............       0.7          1.1           0.6          0.3
TISSUE
  Napkins ...........        --           --          45.2         20.7
  Tablecovers .......        --           --          12.6          5.8
  Crepe Rolls .......        --           --           1.1          0.5
  Tissue Parent Rolls        --           --           4.7          2.2
  Crepe Parent Rolls         --           --           1.0          0.4
SPECIALTY
  Placemats .........        --           --          19.4          8.9
  Doilies ...........        --           --           4.5          2.1
  Portion cups/fluted        --           --          13.4          6.2
RESALE AND OTHER
  Cutlery ...........        --           --           1.3          0.6
  Other .............        --           --          11.9          5.5
                     ------------- ------------ ------------- ------------
   TOTAL.............     $64.6        100.0%       $217.9        100.0%
                     ============= ============ ============= ============

------------
(1) Does not give pro forma effect to the Fiscal 1996 Acquisitions prior to their respective acquisition dates.

 PAPERBOARD PRODUCTS

   Paper Plates and Bowls. Paper plates and bowls, which represent the largest portion of the Company's sales, are sold primarily to the consumer market. These products include coated and uncoated white plates, decorated plates and bowls. The plates range in size from a four inch square to a 10 1/4 inch diameter round. The bowls include seven ounce and 12 ounce sizes. Uncoated and coated paper plates are considered commodity items and are generally purchased by cost-conscious consumers for everyday use. Printed and decorated plates and bowls, which are typically in lower count packages, are sold for everyday use as well as for parties and seasonal celebrations, such as Halloween and Christmas.

   Paper Cups. Paper cups, which range in size from three ounces to 46 ounces, are sold to both the consumer and institutional markets. The Company offers a number of attractive cup and lid combinations for both hot and cold beverages. Cups for the consumption of cold beverages are generally wax coated for superior rigidity, while cups for the consumption of hot beverages are made from paper which is poly-coated on one side to provide a barrier to heat transfer. Printed cups are often used as promotional items by the Company's customers.

   Take-Out Containers. Trays, which range in size from four ounces to 10 pounds, are sold to the institutional markets customers and are used primarily for the take-out of fast foods. Food pails, which range in size from eight ounces to 64 ounces, are sold exclusively to the institutional market and are used primarily by restaurants for take-out meals.

 TISSUE PRODUCTS

   Napkins. Napkins represent the second largest portion of the Company's sales. Napkins are sold under the Company's Hoffmaster(Registered Trademark), Fonda, Sensations, Splash(Registered Trademark) and Party Creations(Registered Trademark) brand names, as well as under national distributor brand names. The Company believes its brand names are well established and are widely considered to be among the leading brands in the consumer and institutional food service markets. Napkin products range from decorated-colored, multi-ply napkins and simple custom printed napkins featuring an end-user's name or logo to fully printed, graphic-intensive napkins for the premium paper goods sector. Hoffmaster is a line of premium quality one-, two-, three-, and four-ply napkins that coordinate with printed and solid paper placemats, paper plates, paper cups, paper and plastic tablecovers, plastic cutlery and crepe paper.

   Tablecovers. Tablecovers represent one of the Company's fastest growing product segments, ranging from economy to premium product lines. Tablecovers are sold under the Hoffmaster(Registered Trademark), Linen-Like, Windsor(Registered Trademark), Sensations, Splash(Registered Trademark) and Party Creations(Registered Trademark) brand names. The Company has a broad selection of tablecovers in one-, two-, and three-ply configurations. Tablecovers, in rolled and folded package formats, are produced in white, solid color and one-to-four-colored printed products. These tablecovers are matched in color and design with the Company's napkins, placements, cups, plates, plastic cutlery and crepe paper. Linen-Like is a premium line of tablecovers, currently sold to institutional customers as a linen replacement.

   Crepe. Rolled crepe paper complements the Company's offering of disposable tableware products. Originally sold only in the consumer market, the Company has expanded crepe products to the Company's institutional seasonal product lines. The Company is vertically integrated in crepe products and uses the beater-dyed process, at its Natural Dam mill, which makes colored crepe products bleed-resistant to moisture. Crepe products are sold under the Hoffmaster(Registered Trademark), Splash(Registered Trademark) and Party Creations(Registered Trademark) brand names. In addition to solid color crepe paper products, the Company produces printed crepe paper in seasonal and themed product offerings. The Company believes it can produce higher quality crepe products than its competitors because it controls all parts of the crepe production process, from paper making to converting and packaging.

 SPECIALTY PRODUCTS

   Placemats. Placemats and traycovers are available in a variety of shapes and sizes. The Company owns 30 different die shapes which create unique decorated placemats in shapes such as flags, pumpkins, fish, seashells and farm animals. These unusual shapes attract interest because they allow customers to individualize their placemats by focusing on a particular theme, season or holiday. In addition to placemats, the Company uses a proprietary technology to produce non-skid traycovers that serve the particular needs of the airline and healthcare industries. These traycovers, made from both recycled and virgin paper, can be printed with up to four colors and coordinated with printed or solid napkins.

   Specialty Tissue. Natural Dam manufactures unconverted deep-tone, multi-ply tissue, a primary raw material used in the conversion of napkins and tablecovers by the Hoffmaster division. Approximately 55% of the production from Natural Dam is sold to converters of specialty tabletop products, of which approximately 20% is sold to Hoffmaster and Chesapeake. Prior to their acquisition by the Company, Hoffmaster and Chesapeake were and continue to be Natural Dam's largest customers. The remaining 45% of production is customized specialty products sold to converters of disposable products used in the medical, hygienic, industrial and other markets. Products such as electrical insulating tissue, filter media, waxing tissue base, surgical face mask and blood wadding, as well as other products, are also manufactured at Natural Dam.

   Doilies. Paper doilies are used as decorative items by the food service industry. The Company offers numerous different styles of paper lace doilies that are used primarily to enhance the visual appeal of foods, fine china and glassware in upscale restaurants and hotels.

   Portion Cups and Fluted Products. Portion cups and fluted products are offered in a variety of sizes and shapes. Portion cups range in size from 0.5 to 5.5 ounces and are pleated and wax-coated for extra strength. Portion cups are typically used for dispensing condiments, medicines, liquids and other items where portion control is important. Fluted products also come in a variety of sizes and are used as baking cups for muffins and as trays for fast-foods.

 PRODUCTS FOR RESALE

   In an effort to offer its customers the convenience of "one-stop" shopping, the Company purchases products which it does not manufacture, and offers such products for resale. These products round out the Company's complete product line and include plastic cutlery, coasters, plastic cups, plastic plates, wooden and plastic sandwich picks, special occasion invitations and paravors. The Company believes that it has lowered the costs of these purchased items by leveraging its buying power as a result of the Acquisitions.

MARKETING AND SALES

   Marketing. The Company's marketing efforts are principally focused on (i) providing value-added services, including EDI capabilities, automatic shipment notification to customers, sales training for distributors, promotional support, brochures and catalogs, state-of-the-art graphics services, merchandising programs, prompt delivery of products and information systems that provide detailed sales data to customers; (ii) category expansion by cross marketing products between the consumer and institutional markets; (iii) development of new graphic designs which the Company believes will offer consumers recognized value; and (iv) increasing brand awareness through enhanced packaging and promotion. The marketing group, together with its customers, conducts product trial tests to gather consumer feedback and improve product salability. The seasonal product marketing programs promote the Company's sophisticated graphic art capabilities and encourage customers to supplement their regular purchases with premium-quality seasonal items.

   The marketing group coordinates the projects of 14 artists and designers in the Company's art department. The art department has state-of-the-art graphic capabilities, including computer-aided design systems and lithograph plate making capabilities, which allow the Company to compete effectively in the custom printed napkin market. The Company also benefits from its extensive design library.

   The Company sells its products through a 50-person sales organization and independent brokers. The Company believes that its experienced sales team and its ability to provide high levels of customer service enhances the Company's long-term relationships with its customers. The Company sells to more than 2,500 institutional and consumer customers located throughout the United States.

   Institutional Market. Restaurants, schools, hospitals and other major institutions comprise the institutional market. This market represented approximately 55% of the Company's net sales in Fiscal 1996. The institutional market is serviced by dedicated field service representatives located throughout the United States under the direction of five dedicated sales managers. The field sales force works directly with these national and regional distributors to service the needs of the various segments of the food service industry. The field sales force serves four primary functions:
(i) to work with distributors' own sales representatives to increase demand for the Company's products; (ii) to make direct sales calls with distributors; (iii) to keep distributors' sales representatives knowledgeable about the Company's new products; and (iv) to demonstrate to end-users the value added by the Company's customized color printing capabilities for table top products. These functions also help to create "pull-through" demand for the Company's products.

   Consumer Market. Supermarkets, discount chains and other retail stores comprise the consumer market. This market represented approximately 45% of the Company's net sales in Fiscal 1996. The Company's consumer market is classified into four distribution channels: (i) the grocery channel, which is serviced through a national and regional network of brokers, (ii) the retail mass merchant channel, which is serviced directly by field service representatives, (iii) the specialty (party) channel, a new channel of distribution, which is serviced through both national and regional networks of brokers and directly by field service representatives and (iv) the warehouse club channel, also a new channel of distribution, which is serviced through both national and regional networks of brokers and directly by field service representatives. Each channel is managed by a Sales Director who is responsible for all product sales in that channel. The Company's broker relationships are managed by eight regional managers who have an average of 20 years of experience selling service products.

   As a result of the Acquisitions, the Company has experienced an increase in sales to existing customers and additional product opportunities in markets in which it historically had limited penetration.

For example, the Maspeth acquisition provided the Company with access to the mass merchandising market. In addition, the Company's consumer customer base has extended into additional channels as a result of product line enhancements. In this regard, the James River California acquisition afforded the Company three customers in the warehouse club channel. In order to eliminate duplicate sales representation with certain customers in connection with the Acquisitions, the Company has also reorganized its consumer sales and marketing efforts to be more responsive to the marketplace.

   In Fiscal 1996, the Company's five largest customers represented approximately 21.0% of net sales. During Fiscal 1996, the Company had net sales to one customer, Sysco Corporation, which accounted for 11.0% of net sales and less than 10.0% of net sales after giving pro forma effect to the Fiscal 1996 Acquisitions. The Company sells its products to approximately 60 separate entities owned by Sysco Corporation. Management believes that each of these entities independently contracts with its suppliers.

DISTRIBUTION

   The Company believes that as a result of the Acquisitions, it will be able to distribute its products more efficiently and cost effectively given the broader geographic scope of its operations. Each of the Company's manufacturing facilities includes sufficient warehouse space to store such facility's raw materials and finished goods. In addition, the Company's approximately 951,900 total square feet of warehouse space allows for each warehouse to store products from all of the Company's other manufacturing facilities. Shipments of finished goods are made from each facility via common carrier. Raw materials are received (i) by rail or truck in Vermont and Michigan and (ii) by truck in Florida, Pennsylvania, Wisconsin, New York and California.

COMPETITION

   The disposable food service products industry is highly competitive. The Company believes that competition is principally based on product quality, customer service, price and graphics capability. Competitors include large multinational companies as well as regional and local manufacturers. The marketplace for these products is fragmented and includes participants that compete across the full line of products, as well as those that compete with a limited number of products. Some of the Company's major competitors are significantly larger than the Company, are vertically integrated and have greater access to financial and other resources. Consequently, such competitors may be able to more effectively compete by offering a broader range of products to customers.

   The Company's primary competitors in the paper plate and cup categories include Imperial Bondware (a division of International Paper Co.), James River, AJM Packaging Corp., Temple-Inland Inc., Fold-Pak Corp., Solo Cup Co. and Sweetheart Cup Co., Inc. Major competitors in the napkin, tablecover, tray and doily categories include Brooklyn Lace Paper Works, Inc., Duni Corp., Erving Paper Products Inc., Fort Howard Corp., James River and Wisconsin Tissue Mills Inc. (a subsidiary of Chesapeake Corporation). The Company's competitors also include manufacturers of products made from plastics and foam.

RAW MATERIALS AND SUPPLIERS

   Raw materials are a significant component of the Company's cost structure. Principal raw materials for the Company's paperboard and tissue operations include solid bleached sulfate paperboard, napkin tissue, bond paper and waxed bond obtained from major domestic manufacturers. Pulp is the principal raw material for the Natural Dam facility and is obtained from a number of suppliers. Other material components include corrugated boxes, poly bags, wax adhesives, coating and inks. Paperboard, napkin tissue, bond paper and waxed bond paper is purchased in "jumbo" rolls which may either be slit for in-line printing and processing, printed and processed or printed and blanked for processing into final products. The primary supplier of tissue to the Company, in addition to the Company's Natural Dam mill, is Lincoln Pulp and Paper Co., Inc. Pursuant to a contract with Lincoln Pulp and Paper Co., Inc., as amended, the Company is required to purchase color and white tissue at the lower of a formula-based price or market price through December 31, 1999. Primary suppliers of paperboard stock are Georgia-Pacific Corp.,

Temple-Inland Inc., and Gilman Paper Co. The Company has a number of suppliers for substantially all of its raw materials and believes that current sources of supply for its raw materials are adequate to meet its requirements. The Company has reduced raw materials costs by leveraging its purchasing power as a result of the Acquisitions. The Company purchases the bulk of its solid bleached sulfate paperboard under long-term contracts.

FACILITIES

   The Company has nine converting facilities, which are located in St. Albans, Vermont; Three Rivers, Michigan; Williamsburg, Pennsylvania; Jacksonville, Florida; Maspeth, New York; Oshkosh, Wisconsin; Appleton, Wisconsin; Rancho Dominguez, California; and Gouverneur, New York. During Fiscal 1996, the converting facilities operated at approximately 70% of total production capacity. The Company also operates a specialty and deep-tone colored tissue mill in Gouverneur, New York.

   The table below provides summary information regarding the principal properties owned or leased by the Company.

                                                  SIZE
                                  TYPE OF     (APPROXIMATE   OWNED/
LOCATION                         FACILITY     SQUARE FEET)   LEASED     PRODUCTS
---------------------------- --------------- ------------- -------- --------------
St. Albans, Vermont ........ Manufacturing       112,500       O    Plates,
                             Warehouse           182,000       L    pails,
                             Office                7,000       O    bowls,
                                                                    trays
Three Rivers, Michigan  .... Manufacturing        70,500       O    Plates
                             Warehouse            39,900       O
                             Office               10,000       O
Williamsburg, Pennsylvania.. Manufacturing        66,000       O(1) Plates,
                             Warehouse            71,000       O(1) cups
                             Office                9,000       O(1)
Jacksonville, Florida(2) ... Manufacturing        57,500       L    Plates,
                             Warehouse            10,100       L    pails
                             Office                2,400       L
Maspeth, New York .......... Manufacturing        55,000       L    Plates,
                             Warehouse            70,000       L    cups,
                             Office                5,000       L
Oshkosh, Wisconsin.......... Manufacturing       234,000       O    Napkins,
                             Warehouse           218,000       O    placemats,
                             Office               32,000       O    tablecovers,
                                                                    doilies,
                                                                    portion cups/
                                                                    fluted
Appleton, Wisconsin......... Manufacturing        90,300       O    Napkins,
                             Warehouse           168,900       O    crepe,
                             Office                8,500       O    tablecovers

Rancho Dominguez,
 California................. Manufacturing        47,400       L    Napkins,
                             Warehouse            49,000       L    placemats
                             Office                7,300       L
Gouverneur, New York........ Manufacturing        88,000       O    Tissue,
                             Warehouse           143,000       O    crepe
                             Office                3,800       O

------------
(1)    Subject to capital lease.
(2)    Owned by Dennis Mehiel. See "Certain Relationships and Related
       Transactions."

   The Company hosts a co-generation facility on its property in Gouverneur, New York which produces steam for internal use at the Natural Dam mill and which is expected to provide significant cost savings to the Company. The Company will receive all of its steam energy requirements at 50% of historical cost in 1997 and at no cost for the next 40 years thereafter, and the Company will receive land lease payments from the operator of the land occupied by the co-generation facility.

ENVIRONMENTAL MATTERS

   The Company and its operations are subject to comprehensive and frequently changing Federal, state, local and foreign environmental and occupational health and safety laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of waste and storm water, and the disposal of hazardous wastes. The Company is subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where the Company or its predecessors have arranged for the disposal of hazardous substances. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company believes that there are currently no pending investigations at the Company's plants and sites relating to environmental matters. However, there can be no assurance that the Company will not be involved in any such proceeding in the future and that any amount of future clean up costs and other environmental liabilities will not be material.

   The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations may require additional expenditures by the Company some of which could be material.

LEGAL PROCEEDINGS

   From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company maintains insurance coverage against claims in an amount which it believes to be adequate. The Company believes that it is not presently a party to any litigation, the outcome of which could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

   In connection with the Company's acquisition of Hoffmaster, the Company brought a civil action in the United States District Court for the Eastern District of Pennsylvania against the Foodservice Division of Scott Paper Company ("Scott") alleging, among other things, breach of warranty, fraud and negligent misrepresentation for Scott's alleged failure to disclose certain raw material pricing information. In September 1996, a jury awarded the Company compensatory damages of $3.3 million, punitive damages of $750,000 and pre-judgment interest of $436,123. Scott has appealed the award. The appeal is currently pending in the United States Court of Appeals for the Third Circuit. There can be no assurance that such award will be upheld or that the Company will receive all or any portion of such judgment.

EMPLOYEES

   As of January 26, 1997, the Company employed 1,550 persons consisting of 1,209 hourly and 341 salaried workers. Approximately 98% of the Company's hourly employees are represented by the United Paperworkers International Union. The current labor agreements expire on January 31, 1998 at St. Albans; August 31, 1997 at Three Rivers; March 31, 1999 at Appleton; November 30, 1997 at Maspeth; October 31, 1997 at Rancho Dominguez; and November 28, 1998 at Gouverneur. The labor agreements at Williamsburg and Oshkosh expired on June 7, 1997 and May 31, 1997, respectively. At both locations, the employees are continuing to work under the terms of the expired agreements and are expected to do so until new agreements are executed or specifically terminated. There can be no assurance that the Company will be successful in renegotiating such agreements. The facility in Jacksonville, Florida is not covered by a labor agreement. Since 1989, the Company has not experienced any work stoppages or curtailment of operations due to a labor dispute, other than a one-month work stoppage at the Three Rivers facility in August 1996. Operations were maintained during the time of the walkout, and the Company negotiated a one-year extension until August 31, 1997 that gives the Company the flexibility to close this facility. The Company has not finally decided whether to close its Three Rivers facility. The Company believes, however, that such a closing or any further work stoppages at this facility would not have a material adverse effect on the financial condition or results of operations of the Company. The Company considers its relationship with its employees to be good.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The following is a table setting forth certain information with respect to the individuals who are the directors and executive officers of the Company.

NAME                    AGE  POSITION
----                    ---  --------
Dennis Mehiel .........  55   Chairman and Chief Executive Officer

Thomas Uleau ..........  52   President, Chief Operating Officer and Director

Hans Heinsen ..........  44   Senior Vice President, Chief Financial Officer
                              and Treasurer

Michael Hastings ......  50   Senior Vice President and President, Fonda Division

Robert Korzenski ......  42   Senior Vice President and President, Hoffmaster
                              Division

Harvey L. Friedman  ...  55   Secretary and General Counsel

Alfred B. DelBello  ...  62   Vice Chairman

Gail Blanke ...........  49   Director

John A. Catsimitidis  .  48   Director

Chris Mehiel ..........  57   Director

Jerome T. Muldowney  ..  51   Director

G. William Seawright ..  55   Director

Lowell P. Weicker, Jr..  65   Director


   DENNIS MEHIEL has been the Chairman and Chief Executive Officer of the Company since it was purchased in 1988. Since 1966 he has been the Chairman of Four M, a converter and seller of interior packaging, corrugated sheets and corrugated containers which he co-founded, and since 1977 (except during a leave of absence from April 1994 through July 1995) he has been the Chief Executive Officer of Four M. Mr. Mehiel is also the Chairman of MannKraft Corporation ("MannKraft"), a manufacturer of corrugated containers, and Chief Executive Officer and Chairman of CEG.

   THOMAS ULEAU has been the President of the Company since January 9, 1997, the Chief Operating Officer of the Company since 1994 and a Director of the Company since 1988. Mr. Uleau was Executive Vice President of the Company from 1994 to 1996 and from 1988 to 1989. He has been Executive Vice President of CEG since 1996. He served as Executive Vice President and Chief Financial Officer of Four M from 1989 through 1993 and Chief Operating Officer in 1994. He is also currently a director of Four M, CEG and MannKraft. Mr. Uleau was President of Cardinal Container Corporation (which was acquired by Four M in
1985) from 1983 to 1987. He started his career as an accountant at Haskins and Sells from 1969 to 1971, after which he spent several years in various capacities at IU International Corp., a transportation and paper products conglomerate.

   HANS HEINSEN has been Senior Vice President and Treasurer since January 9, 1997 and Vice President Finance and Chief Financial Officer of the Company since May 1996. Prior to joining the Company, Mr. Heinsen spent 21 years in a variety of corporate finance positions with The Chase Manhattan Bank, N.A. His experience includes private placements, mergers and acquisitions, syndications, project finance and leveraged finance.

   MICHAEL HASTINGS has been Senior Vice President since January 9, 1997 and President of the Fonda division since joining the Company in May 1995. From December 1990 to April 1995, Mr. Hastings served as Vice President of Sales and Marketing and as a member of the Board of Directors of Anchor Packaging Company, a manufacturer of institutional films and thermoformed plastic packaging. Mr. Hastings had previously worked in a variety of positions, including sales, marketing and plant operations management, at Scott Paper Company and Thomson Industries CSF S.A.

   ROBERT KORZENSKI has been Senior Vice President since January 9, 1997 and President of the Hoffmaster division since its acquisition by the Company on March 30, 1995. From October 1988 to March 30, 1995, he served as Vice President of Operations and Vice President of Sales of Scott Institutional, a division of Scott Paper Company. Prior to that, he was Director of National Sales at Thompson Industries.

   HARVEY L. FRIEDMAN has been Secretary and General Counsel since May 1996. He was a Director of the Company from 1985 to January 9, 1997. Mr. Friedman is also the Secretary and General Counsel of CEG, Four M and MannKraft and is a Director of CEG. He was formerly a partner in Kramer, Levin, Naftalis & Frankel, a New York City law firm.

   ALFRED B. DELBELLO has served as a Vice Chairman of the Company since January 9, 1997 and Director of the Company since 1990. Since July 1995, Mr. DelBello has been a partner at the law firm of DelBello, Donnellan & Weingarten & Tartaglia, LLP. From September 1992 to July 1995 he was a partner at the law firm of Worby DelBello Donnellan & Weingarten. Prior thereto, he had been the President of DelBello Associates, a consulting firm, since 1985. Mr. DelBello served as Lieutenant Governor of New York State from 1983 to 1985.

   GAIL BLANKE has served as a Director of the Company since January 9, 1997. She has been President of Avon Lifedesigns, a division of Avon Products, Inc. ("Avon"), since March 1995. She also has been Corporate Senior Vice President of Avon since August 1991. Prior thereto, she held a number of management positions at CBS, Inc. and served as Manager of Player Promotion for the New York Yankees. Ms. Blanke is President of the New York Women's Forum and Chairman of the Board of the Fashion Group International. She is also a director of the Trickle Up Program and the New York Women's Agenda.

   JOHN A. CATSIMITIDIS has served as a Director of the Company since January 9, 1997. He has been Chairman and Chief Executive Officer of the Red Apple Group, Inc., a company with diversified holdings that include oil refining, supermarkets, real estate, aviation and newspapers, since 1969. Mr. Catsimitidis serves as a director of Sloan's Supermarket, Inc. and New's Communications, Inc. He also serves on the board of trustees of New York Hospital, St. Vincent Home for Children, New York University Business School, Athens College, Independent Refiners Coalition and New York State Food Merchant's Association.

   CHRIS MEHIEL, the brother of Dennis Mehiel, has been a Director of the Company since January 9, 1997. Mr. Mehiel is a co-founder of Four M and has been Executive Vice President, Chief Operating Officer and a Director of Four M since September 1995. Mr. Mehiel was President of Fibre Marketing Group, Inc., a waste paper recovery business which he co-founded, from 1994 to January 1996. He is the President of the managing member of Fibre Marketing Group, LLC, the successor to Fibre Marketing Group, Inc. From 1993 to 1994, Mr. Mehiel served as President and Chief Operating Officer of MannKraft. From 1982 to 1992, Mr. Mehiel served as the President and Chief Operating Officer of Specialty Industries, Inc., a waste paper processing and container manufacturing company.

   JEROME T. MULDOWNEY has served as a Director of the Company since 1990. Since January 1996, Mr. Muldowney has been a Managing Director of AIG Global Investment Corp. and since March 1995 he has been a Senior Vice President of AIG Domestic Life Companies ("AIG Life"). Prior thereto, he had been a Vice President of AIG Life since 1982. In addition, from 1986 to 1996, he served as President of AIG Investment Advisors, Inc. He is currently a director of AIG Life and AIG Equity Sales Corp.

   G. WILLIAM SEAWRIGHT has served as a Director of the Company since January 9, 1997. He has been President and Chief Executive Officer of Stanhome Inc., a manufacturer and distributor of giftwares and collectibles, since 1993. Prior thereto, he was President and Chief Executive Officer of Paddington, Inc., an importer of distilled spirits, since 1990. From 1986 to 1990, he was President of Heublein International, Inc., where he was primarily responsible for marketing Smirnoff vodka worldwide. He is also a director of Stanhome Inc.

   LOWELL P. WEICKER, JR. has served as a Director of the Company since January 9, 1997. Mr. Weicker served as Governor of Connecticut from January 1991 through January 1995. From 1962 to 1989, Mr. Weicker served in the U.S. Congress. Mr. Weicker presently teaches at the University of Virginia. In 1992, Mr. Weicker earned the Profiles in Courage Award from the John F. Kennedy Library Foundation.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned, whether paid or deferred, to the Company's Chief Executive Officer and its other four most highly compensated executive officers during Fiscal 1996 (collectively, the "Named Officers") for services rendered in all capacities to the Company during such fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                ANNUAL COMPENSATION   COMPENSATION
                              --------------------- --------------
                                                      OTHER ANNUAL   SECURITIES
      NAME AND PRINCIPAL                              COMPENSATION   UNDERLYING  ALL OTHER COMPENSATION
           POSITION             SALARY($)  BONUS($)      ($)(1)       SARS(#)            ($)(2)
----------------------------- ----------- --------- -------------- ------------ ----------------------
Dennis Mehiel.................  $150,000    $60,000       $--             --             $   --
 Chairman and Chief
 Executive Officer
Thomas Uleau..................   185,000     60,000        --          1,950              5,108
 President and Chief
 Operating Officer
Hans Heinsen..................    26,153(3)      --        --          1,950                285
 Senior Vice President, Chief
 Financial Officer and
 Treasurer
Michael Hastings..............   150,000     38,250        --          1,950              3,849
 Senior Vice President and
 President, Fonda division
Robert Korzenski..............   150,000     47,250        --          1,950              5,453
 Senior Vice President and
 President, Hoffmaster
 division


------------
(1) The Company has concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Officers did not exceed the lesser of (i) 10% of such officer's total annual salary and bonus for Fiscal 1996 and (ii) $50,000. Thus, such amounts are not reflected in the table.
(2) Reflects matching contributions by the Company under the Company's 401(k) Plan and life insurance premiums paid by the Company.
(3)    Consists of salary for employment commencing June 1996.

DIRECTOR COMPENSATION

   Directors who are not employees of the Company receive annual compensation of (i) $12,000, (ii) $1,000 for each Board meeting attended, (iii) $1,000 for each committee meeting attended which is not held on the date of a Board meeting and (iv) 30 SARs. Directors who are employees of the Company do not receive any compensation or fees for service on the Board of Directors or any committee thereof.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During Fiscal 1996, both Messrs. Mehiel and Uleau participated in deliberations of the Company's Board of Directors concerning executive officer compensation. In addition, Messrs. Mehiel and Uleau are both members of the Board of Directors of Four M and CEG and Dennis Mehiel is the Chairman and Chief Executive Officer of Four M and CEG and Mr. Uleau is Executive Vice President of CEG.

STOCK APPRECIATION RIGHTS

   The following table provides information on grants of stock appreciation rights ("SARs") made during Fiscal 1996 to the Named Officers.

                          SAR GRANTS IN FISCAL 1996

                                          INDIVIDUAL GRANTS
                 ------------------------------------------------------------------
                                         % OF TOTAL
                  NUMBER OF SECURITIES SARS GRANTED TO EXERCISE OR BASE
                    UNDERLYING SARS     EMPLOYEES IN      PRICE PER      EXPIRATION
NAME                    GRANTED          FISCAL YEAR        SHARE         DATE(1)
---------------- -------------------- --------------- ---------------- ------------
Thomas Uleau  ...        1,950              21.6%           $30.06           --
Hans Heinsen  ...        1,950              21.6             45.33           --
Michael
 Hastings........        1,950              21.6             30.06           --
Robert
 Korzenski.......        1,950              21.6             30.06           --


------------
(1) Unless otherwise determined by the non-employee directors of the Company and the Chief Executive Officer of the Company, awards of SARs will vest on each anniversary of their grant at the rate of 20.0% per year commencing on the first anniversary date. However, in the event that at the time of any grant of SARs the grantee has not been continuously employed by the Company for at least five years, such vesting will be subject to the completion of such five-year period. Upon voluntary termination of employment, involuntary termination without cause or termination due to death, disability or retirement at age 60 or above, all unvested SARs will be forfeited and vested SARs not previously redeemed will be redeemed automatically by the Company as of the date of termination.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of April 27, 1997, with respect to the shares of common stock of the Company beneficially owned by each person or group that is known by the Company to be a beneficial owner of more than 5% of the outstanding common stock and all directors and officers as a group.

                                         BENEFICIAL OWNERSHIP
                                     ---------------------------
NAME AND ADDRESS OF                    NUMBER OF   PERCENTAGE OF
BENEFICIAL OWNER                        SHARES    OWNERSHIP(1)(2)
------------------------------------ ----------- ---------------
Dennis Mehiel
 The Fonda Group, Inc.
 115 Stevens Avenue
 Valhalla, New York 10595............   180,000        88.3%
All executive officers and directors
 as a group (12 persons) ............   184,000        90.1%


------------
(1) Includes warrants to purchase 9,176 shares of Class B Common Stock which are currently exercisable. See "Description of Capital Stock--Warrants."
(2) A maximum of $10.0 million of the proceeds of the issuance of the Old Notes are being used for the Stock Repurchase. The Stock Repurchase is expected to be consummated no later than 180 days following the issuance of the Old Notes. Mr. Mehiel will continue to own approximately 81.6% of the outstanding shares of the Company's common stock on a fully diluted basis, after giving effect to the Stock Repurchase and assuming that Mr. Mehiel sells to the Company the maximum number of shares being offered for repurchase by the Company.

   Pursuant to a proposed separation agreement currently being negotiated between Mr. Mehiel and his spouse, Mr. Mehiel intends to transfer 50% of his common stock interest (90,000 shares) to his spouse, who would thereafter sell to the Company up to 69,000 shares as part of the Stock Repurchase, but in no event less than 61,865 shares. In addition, Mr. Mehiel would sell up to 3,625 shares and other stockholders of the Company would have the right to sell to the Company a pro rata number of shares. The foregoing transactions are collectively referred to herein as the "Spousal Repurchase." If the Spousal Repurchase is consummated, Mr. Mehiel would continue to own approximately 66.5% of the outstanding shares of the Company's Common Stock on a fully diluted basis, after giving effect to the Spousal Repurchase and assuming the maximum number of shares are repurchased pursuant thereto.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The Company leases its Jacksonville facility from Dennis Mehiel on terms that the Company believes are no less favorable than could be negotiated with an independent third party on an arm's-length basis. Pursuant to the lease, which has a term expiring December 31, 2014, the Company currently pays base rent of approximately $167,000 per year, subject to escalations indexed to the Consumer Price Index ("CPI"). In addition, from and after January 1, 1998 until July 31, 2006, Mr. Mehiel may require the Company to purchase the facility for $1.5 million, subject to a CPI-based escalation. The purchase price would be paid $350,000 in cash and the balance in a seven-year note secured by a lien covering the facility and under which the regular monthly payments would be no greater than the monthly lease payments payable to Mr. Mehiel immediately prior to the sale date, with interest payable at a rate of prime plus 2% and the remaining principal amount payable at maturity.

   In Fiscal 1996, the Company had net sales to CEG in the amount of $1.9 million. CEG manufactures party goods such as decorated plates, cups, napkins, tablecovers, tableware and other related products. Mr. Mehiel, the 97% owner of CEG, acquired this company as part of the acquisition of certain operations of The Specialty Operations of James River. The Company believes that the terms upon which it sold products to CEG are at least as favorable as those which it could otherwise have obtained from unrelated third parties and that such terms were negotiated on an arm's-length basis. The Company believes that it will sell a greater amount of its products to CEG in the future given the potential benefits to both of these companies.

   On February 27, 1997, upon the issuance of the Old Notes, the Company lent CEG $2.6 million for five years at an interest rate of 10% per annum to facilitate CEG's satisfaction of certain of its obligations to James River. The Company believes that the terms of such loan are no more favorable to CEG than those that CEG could otherwise have obtained from unrelated third parties and such terms were negotiated on an arm's-length basis.

   From August 1, 1996 to April 27, 1997, the Company purchased $585,664 of corrugated containers from Four M. Management believes that the terms on which it purchased such containers were at least as favorable as those which it could otherwise have obtained from unrelated third parties and such terms were negotiated on an arm's-length basis.

   The Company was formed in 1915. In early 1988 under prior ownership, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. In April 1988, Four M took over management of the Company, and in October 1988, Four M acquired the Company. In March 1995, Four M transferred all of the capital stock of the Company to Dennis Mehiel, the sole shareholder of Four M, and a creditor of Four M.

                           DESCRIPTION OF NEW NOTES

GENERAL

   The New Notes will be issued pursuant to the Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The New Notes are subject to all such terms, and holders of New Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture and Registration Rights Agreement is available as set forth under "Available Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

   Although the Company currently has no Subsidiaries, any future
Subsidiaries created or acquired by the Company may be designated by the Company as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture. See "--Certain Covenants."

PRINCIPAL, MATURITY AND INTEREST

   The New Notes will be limited in aggregate principal amount to $120.0 million and will mature on March 1, 2007. Interest on the New Notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 1997 to holders of record (the "Holders") on the immediately preceding February 15 and August 15. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium and interest, if any, on the New Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the New Notes at their respective addresses set forth in the register of Holders of New Notes; provided that all payments with respect to New Notes, the Holders of which have given wire transfer instructions to the Company, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. The New Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

   The payment of principal of and premium and interest, if any, on the New Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt of the Company, whether outstanding on the date of the Indenture or thereafter incurred.

   Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt of the Company will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the Holders of New Notes will be entitled to receive any payment with respect to the New Notes, and until all Obligations with respect to Senior Debt of the Company are paid in full in cash, any distribution to which the Holders of New Notes would be entitled shall be made to the holders of such Senior Debt (except that Holders of New Notes may receive securities that are subordinated at least to the same extent as the New Notes to Senior Debt and any securities issued in exchange for Senior Debt and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

   The Company also may not make any payment upon or in respect of the New Notes (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of or premium or interest on Designated Senior Debt of the Company occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt of the Company that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders of any Designated Senior Debt. Payments on the New Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt of the Company has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal of and premium and interest, if any, on the New Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

   The Indenture will further require that the Company promptly notify holders of Senior Debt of the Company if payment of the New Notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of New Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. As of January 26, 1997, after giving pro forma effect to the issuance of the Old Notes and the use of proceeds therefrom, $2.6 million of Senior Debt would have been outstanding. The Indenture will limit the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "--Certain Covenants--Limitations on Incurrence of Indebtedness."

OPTIONAL REDEMPTION

   The New Notes will not be redeemable at the Company's option prior to March 1, 2002. Thereafter, the New Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

 YEAR                  PERCENTAGE
-------------------- ------------
2002 ................   104.750%
2003 ................   103.166%
2004 ................   101.583%
2005 and thereafter     100.000%


   Notwithstanding the foregoing, at any time prior to March 1, 2000, the Company may redeem up to one-third in aggregate principal amount of the New Notes at a redemption price of 109.5% of the principal amount thereof, in each case plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of a Public Offering of common stock of the Company; provided that at least two-thirds in aggregate principal amount of the New Notes originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days following the date of the closing of such Public Offering.

   In addition, upon the occurrence of a Change of Control prior to March 1, 2002, the Company, at its option, may redeem all, but not less than all, of the outstanding New Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium (a "Change of Control Redemption"). The Company shall give not less than 30 nor more than 60 days' notice of such redemption within 30 days following a Change of Control.

SELECTION AND NOTICE

   If less than all of the New Notes are to be redeemed at any time, selection of New Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed, or, if the New Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no New Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of New Notes to be redeemed at its registered address. If any New Note is to be redeemed in part only, the notice of redemption that relates to such New Note shall state the portion of the principal amount thereof to be redeemed. A new New Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original New Note. On and after the redemption date, interest shall cease to accrue on New Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

   Except as set forth below under "--Repurchase at the Option of Holders, -- Change of Control" and "--Asset Sales," the Company is not required to make mandatory redemption or sinking fund payments with respect to the New Notes.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

   Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's New Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of repurchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction that constitutes the Change of Control and offering to repurchase New Notes pursuant to the procedures required by the Indenture and described in such notice; provided that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of New Notes required by this covenant. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control.

   On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all New Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of New Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of New Notes so tendered the Change of Control Payment for such New Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new New Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any; provided that each such new New Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the New Notes to require that the Company repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.

   The occurrence of a Change of Control could result in a default under the Senior Debt of the Company. In addition, the Senior Debt could restrict the Company's ability to repurchase New Notes upon a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing New Notes, the Company could seek the consent of its lenders to the repurchase of New Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from repurchasing New Notes. In such case, the Company's failure to make a Change of Control Offer or to repurchase the New Notes tendered in a Change of Control Offer would constitute an Event of Default under the Indenture, which could, in turn, constitute a default under the Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of New Notes. See "--Subordination." Finally, the Company's ability to repurchase the New Notes upon a Change of Control may be limited by the Company's then existing financial resources.

   The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all New Notes validly tendered and not withdrawn under such Change of Control Offer.

ASSET SALES

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case

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may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; provided that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the New Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (b) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

   Within 270 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply such Net Proceeds (i) to permanently reduce Senior Debt of the Company or such Restricted Subsidiary (and to correspondingly reduce commitments with respect thereto) or (ii) to make capital expenditures or acquire long-term assets in the same line of business as the Company was engaged immediately prior to such Asset Sale or, in the case of a sale of accounts receivable in connection with any accounts receivable financing, for working capital purposes. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of New Notes (an "Asset Sale Offer") to purchase the maximum principal amount of New Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of New Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes (subject to the restrictions of the Indenture). If the aggregate principal amount of New Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

LIMITATIONS ON RESTRICTED PAYMENTS

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to any direct or indirect holder of the Company's Equity Interests in its capacity as such, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Restricted Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or other Affiliate of the Company, other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled mandatory sinking fund payment date or final maturity date, any Indebtedness that is subordinated to the New Notes; or
(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

     (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such Restricted Payment, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "--Limitations on Incurrence of Indebtedness;" and

     (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries on or after the date of the Indenture, is less than the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from February 1, 1997 to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds received by the Company as capital contributions or from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (3) to the extent that any Restricted Investment is sold for cash or otherwise liquidated or repaid for cash, 100% of the net cash proceeds thereof (less the cost of disposition) (but only to the extent not included in subclause (1) of this clause (c)).

   The foregoing provisions will not apply to (i) the payments and applications of the proceeds received by the Company from the issuance of the Old Notes under the Indenture; (ii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement, stock option or similar employee incentive arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period plus the aggregate cash proceeds received by the Company (or any of its Restricted Subsidiaries) during any such twelve-month period from any issuance of Equity Interests by the Company (or any of its Restricted Subsidiaries) to members of management of the Company (or any of its Restricted Subsidiaries) (provided that such proceeds are excluded from clause (c) of the preceding paragraph; and provided, further, that such repurchase, redemption or other acquisition or retirement may not include any Equity Interests owned, directly or indirectly, by the Principals; (iii) the payment of any dividend or other distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (iv) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) of the preceding paragraph; and (v) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Debt or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) of the preceding paragraph.

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (i) the net book value of such Investments at the time of such designation, (ii) the fair market value

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of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

   The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

LIMITATIONS ON INCURRENCE OF INDEBTEDNESS

   The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt); provided, however, that, so long as no Default or Event of Default has occurred and is continuing, the Company and its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

   The foregoing provisions will not apply to:

     (i) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness pursuant to the Bank Credit Facility in an aggregate principal amount not to exceed $50 million at any one time outstanding less any Net Proceeds of Asset Sales applied to permanently reduce the Bank Credit Facility pursuant to the provisions of the Indenture described under "Repurchase at the Option of Holders--Asset Sales;"

     (ii) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

     (iii) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness represented by the New Notes, the Guarantees thereof by any Restricted Subsidiary as described under "--Subsidiary Guarantees" and the Indenture;

     (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

     (v) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or one of its Restricted Subsidiaries; and provided, further, that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (v), does not exceed $5.0 million;

     (vi) the incurrence of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided that any subsequent issuance or transfer of

    Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Wholly Owned Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

     (vii) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was permitted by the Indenture to be incurred;

     (viii) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided that if, and to the extent that, any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

     (ix) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate indebtedness that is permitted by the terms of the Indenture to be outstanding; and

     (x) the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness in an aggregate amount not to exceed $7.5 million at any one time outstanding.

LIMITATIONS ON LIENS

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

LIMITATIONS ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its (1) Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries,
(ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Bank Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increase, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increase, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Bank Credit Facility in effect on the date of the Indenture, (c) the Indenture and the New Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired and (h) restrictions relating to a Restricted Subsidiary formed for the sole purpose of engaging in accounts receivable financing.

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LIMITATIONS ON MERGER, CONSOLIDATION, OR SALE OF ASSETS

   The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity, unless (i) the Company is the surviving entity or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the New Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction, no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Limitations on Incurrence of Indebtedness."

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause
(i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing with total assets in excess of $1.0 billion, except with respect to transactions in the ordinary course of business and consistent with past practice between the Company or any of its Restricted Subsidiaries and Four M, CEG or any of their respective subsidiaries; provided that (1) the Indenture of Lease dated as of January 1, 1995, between Dennis Mehiel and the Company relating to the Jacksonville Facility except for any purchases of property by the Company that may arise thereunder; (2) any employment agreement entered into between any Person and the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary in an amount not to exceed $500,000 per annum; (3) transactions between or among the Company and its Restricted Subsidiaries and (4) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described under the caption "Restricted Payments," in each case shall not be deemed Affiliate Transactions.

LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF SUBSIDIARIES

   The Indenture provides that the Company (i) will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted

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Subsidiary of the Company to any Person (other than the Company or a Wholly
Owned Restricted Subsidiary of the Company), unless (a) such transfer, conveyance, sale or other disposition is of all of the Capital Stock of such Restricted Subsidiary owned by the Company and its Restricted Subsidiaries and (b) such transaction is conducted in accordance with the covenant described above under the caption "--Asset Sales" and (ii) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if required by law, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

LIMITATION ON OTHER SENIOR SUBORDINATED DEBT

   The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company or such Restricted Subsidiary, as the case may be, and senior in any respect in right of payment to the New Notes or such Restricted Subsidiary's Guarantee.

SUBSIDIARY GUARANTEES

   The Indenture provides that if the Company or any of its Restricted Subsidiaries shall acquire or create a Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary shall execute a Guarantee (a "Subsidiary Guarantee") and deliver an opinion of counsel in accordance with the terms of the Indenture; provided that this covenant shall not apply to (i) a Restricted Subsidiary formed for the sole purpose of engaging in accounts receivable financings; and (ii) any Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the Indenture for so long as it continues to constitute an Unrestricted Subsidiary.

   The Obligations of each Guarantor of the New Notes under its Subsidiary Guarantee will be subordinated in right of payment to all Senior Debt of such Guarantor pursuant to subordination provisions substantially similar to those described above under "--Subordination".

PAYMENTS FOR CONSENT

   The Indenture provides that the Company will not, and will not permit any of its Subsidiaries or Affiliates to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any New Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the New Notes unless such consideration is offered to be paid or is paid to all Holders of the New Notes that consent, waive or agree to an amendment in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

   The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any New Notes are outstanding, the Company will furnish to the Holders of New Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Restricted Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the

                               66
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Company has agreed that, for so long as any New Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

   The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the New Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the New Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control," "--Repurchase at the Option of Holders--Asset Sales," "--Certain Covenants--Limitations on Restricted Payments" or "--Certain Covenants--Limitations on Incurrence of Indebtedness;" (iv) failure by the Company for 30 days after notice to comply with any of its other agreements in the Indenture or the New Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in respect of such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million and either (a) any creditor commences enforcement proceedings upon any such judgment or (b) such judgments are not paid, discharged or stayed for a period of 45 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

   If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary of the Company, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

   In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the New Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes. If an Event of Default occurs prior to March 1, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the New Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

   The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of or premium or interest, if any, on the New Notes.

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   The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

   No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any Obligations of the Company under the New Notes or the Indenture or for any claim based on, in respect of, or by reason of, such Obligations or their creation. Each Holder of New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

   The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of and premium and interest, if any, on the New Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium and interest, if any, on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the New Notes are being defeased to maturity or to a particular redemption date;
(ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a

                               68
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breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

   A Holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any New Note selected for redemption. Also, the Company is not required to transfer or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed.

   The registered Holder of a New Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

   Except as provided in the next two succeeding paragraphs, the Indenture or the New Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the New Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes), and any existing default or compliance with any provision of the Indenture or the New Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding New Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for New Notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any New Notes held by a non-consenting Holder): (i) reduce the principal amount of New Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any New Note or alter the provisions with respect to the redemption of the New Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any New Note, (iv) waive a Default or Event of Default in the payment of principal of or premium and interest, if any, on the New Notes (except a rescission of acceleration of the New Notes by the Holders of at least a majority in aggregate principal amount of the New Notes and a waiver of the payment default that resulted from such acceleration), (v) make any New Note payable in money other than that stated in the New Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of New Notes to receive payments of principal of or premium or interest, if any, on the New Notes, (vii) waive a redemption payment with respect to any New Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the New Notes then outstanding if such amendment would adversely affect the rights of Holders of the New Notes.

   Notwithstanding the foregoing, without the consent of any Holder of New Notes, the Company and the Trustee may amend or supplement the Indenture or the New Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New Notes in addition to or in place of certificated New Notes, to provide for the assumption of the Company's obligations to Holders of New Notes in the case of a

                               69
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merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of New Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

   The Holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of New Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

   Except as set forth in the next paragraph, the New Notes to be resold as set forth herein will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the closing of the sale of the New Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

   New Notes that are issued as described below under "--Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of New Notes being transferred.

   The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.

   The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Note and (ii) ownership of the New Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer New Notes evidenced by the Global Note will be limited to such extent.

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   So long as the Global Note Holder is the registered owner of any New
Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any New Notes evidenced by the Global Note. Beneficial owners of New Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the New Notes.

   Payments in respect of the principal of and premium and interest, if any, on any New Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names New Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

   Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, New Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related New Notes.

   Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of New Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

   The Indenture will require that payments in respect of the New Notes represented by the Global Note (including principal and premium and interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium and interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The New Notes represented by the Global Note are expected to be eligible to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expect that secondary trading in the Certificated Securities will also be settled in immediately available funds.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

   The Company and the Initial Purchasers entered into the Registration Rights Agreement dated as of February 27, 1997. Pursuant to the Registration Rights Agreement, the Company agreed to file with the

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Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If the Company does not meet its obligations under the Registration Rights Agreement, it may be required to pay to each Holder of Old Notes Liquidated Damages in an amount equal to 50 basis points per annum for each successive 90-day period, or any portion thereof, during which such Registration Default continues, up to a maximum amount of 200 basis points per annum of the principal amount of the Old Notes.

   Holders of New Notes are not entitled to any registration rights with respect to the New Notes. The Company agrees for a period of 270 days from the effective date of this Prospectus to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any New Notes. The Registration Statement of which this Prospectus is a part constitutes the registration statement for the Exchange Offer which is the subject of the Registration Rights Agreement. Upon the closing of the Exchange Offer, subject to certain limited exceptions, Holders of untendered Old Notes will not retain any rights under the Registration Rights Agreement.

CERTAIN DEFINITIONS

   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

   "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback), other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Limitations on Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and
(ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary and (ii) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Limitations on Restricted Payments" will not be deemed to be Asset Sales. The term "all or substantially all" as used in this definition has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

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   "Bank Credit Facility" means (i) the New Credit Facility, (ii) each instrument pursuant to which the Obligations under the agreement described in clause (i) above are amended, deferred, extended, renewed, replaced, refunded or refinanced, in whole or in part, and (iii) each instrument now or hereafter evidencing, governing, guaranteeing or securing any Indebtedness under any agreements described in clause (i) or (ii) above, in each case, as modified, amended, restated or supplemented from time to time.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within one year after the date of acquisition.

   "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" or "group" (as such terms are used in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act) other than the Principals, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group (as defined above), other than the Principals, becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more of the voting power of the voting stock of the Company than at that time is beneficially owned by the Principals; or (iv) the first day on which more than a majority of the members of the board of directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent deducted in computing Consolidated Net Income, (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period, in each case, on a

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consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended, directly or indirectly, to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of such Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded (iv) the cumulative effect of a change in accounting principles shall be excluded and
(v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common equity holders of such Person and its Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (b) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (c) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

   "Continuing Directors" means, as of any date of determination, any member of the board of directors of the Company who (i) was a member of the board of directors on the date of the Indenture or (ii) was nominated for election to the board of directors with the approval of at least a majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election.

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Designated Senior Debt" of any Person means such Person's Obligations under the Bank Credit Facility and any other Senior Debt of such Person permitted to be incurred by such Person under the terms of the Indenture, the principal amount of which is $10.0 million or more and that has been designated by the board of directors of such Person as "Designated Senior Debt."

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the New Notes mature.

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   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries in existence on the date of the Indenture, until such amounts are repaid.

   "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments on any series of preferred stock of such Person, other than dividend payments on preferred stock of the Company paid solely in additional shares of such preferred stock times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

   "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations (as determined in accordance with GAAP) and operations or businesses disposed of prior to the Calculation Date shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations (as determined in accordance with GAAP) and operations or businesses disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

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   "Guarantors" means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest and currency rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest or currency exchange rates.

   "Indebtedness" means, with respect to any Person, (i) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) in which case the amount of such Indebtedness shall be deemed to be the lesser of (a) the amount of such Indebtedness and (b) the fair market value of the asset that secures such Indebtedness, (iii) Disqualified Stock of such Person, (iv) preferred stock of any Restricted Subsidiary of such Person (other than Preferred Stock held by such Person or any of its Wholly Owned Restricted Subsidiaries) and (v) to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company or any of its Restricted Subsidiaries for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Make-Whole Premium" with respect to a New Note means an amount equal to the greater of (i) 104.750% of the outstanding principal amount of such New Note and (ii) the excess of (a) the present value of the remaining interest, premium and principal payments due on such New Note as if such New Note were redeemed on March 1, 2002, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the outstanding principal amount of such New Note.

   "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with
(a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

   "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale

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or other disposition of any non-cash consideration received in any Asset
Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), any relocation expenses incurred as a result thereof, any taxes paid or payable by the Company or any of its Restricted Subsidiaries as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender, (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the New Notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Permitted Investments" means (i) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company; (ii) any Investment in Cash Equivalents; (iii) any Investment by the Company or any of its Restricted Subsidiaries in a Person if, as a result of such Investment, (a) such Person becomes a Wholly Owned Restricted Subsidiary of the Company or
(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company;
(iv) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;" and (v) a $2.6 million loan to CEG, as in effect on the date of the Indenture, as such loan may be amended or refinanced in a manner not adverse to the Company or the Holders of the New Notes.

   "Permitted Liens" means (i) Liens securing Senior Debt of the Company and its Restricted Subsidiaries; (ii) Liens in favor of the Company or any of its Restricted Subsidiaries; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any such Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;
(vi) Liens to secure Indebtedness permitted by clause (iv) (including Capital Lease Obligations) of the second paragraph of the covenant entitled "Incurrence of Indebtedness" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture excluding Liens on Indebtedness to be repaid with the proceeds of the issuance of the Old Notes; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with respect to obligations that do not exceed $2.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or any such Restricted

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Subsidiary; (x) renewals or refundings of any Liens referred to in clauses
(iii) through (ix) above provided that any such renewal or refunding does not extend to any assets or secure any Indebtedness not securing or secured by the Liens being renewed or refinanced; and (xi) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

   "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any such Restricted Subsidiary; provided that:
(i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Debt has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the New Notes, such Permitted Refinancing Debt has a final maturity date no earlier than the final maturity date of, and is subordinated in right of payment to, the New Notes on terms at least as favorable to the Holders of New Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred only by the Company or the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

   "Principals" mean Dennis Mehiel, his lineal descendants and any trust, corporation, partnership, association, limited liability company or other entity in which Dennis Mehiel and/or his lineal descendants hold at least 80% of the total, combined outstanding voting power or similar controlling interest.

   "Public Offering" means an underwritten public offering of common stock (other than Disqualified Stock) of the Company registered under Securities Act (other than a public offering registered on Form S-8 under the Securities
Act) that results in net proceeds of at least $35 million to the Company.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

   "Senior Debt" of any Person means (i) any Indebtedness of such Person incurred under the Bank Credit Facility, (ii) Indebtedness of a Restricted Subsidiary formed for the sole purpose of engaging in accounts receivable financings and (iii) any other Indebtedness permitted to be incurred by such Person under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Senior Debt of such Person. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (a) any liability for federal, state, local or other taxes owed or owing by such Person, (b) any Indebtedness of such Person to any of its Subsidiaries or other Affiliates, (c) any trade payables or (d) any Indebtedness that is incurred in violation of the Indenture.

   "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

   "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

   "Treasury Rate" means the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519)), which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life of the series of the Notes for which a Make-Whole Premium is being calculated; provided, however, that if the average life of such note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

   "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any of its Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, (iii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results,
(iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries and (v) has at least one member of its board of directors who is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer who is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness," the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Incurrence of Indebtedness" and (ii) no Default or Event of Default would be in existence following such designation.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                     DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT FACILITY

   General. On February 27, 1997, the Company repaid the Term Loans and the Old Credit Facility from the net proceeds of the issuance of the Old Notes and entered into an amended and restated revolving credit and security agreement (the "New Credit Facility") with IBJS, as agent, which provided for a revolving credit facility in the amount of up to $50.0 million, subject to certain borrowing base limitations. Borrowings under the New Credit Facility will have a final maturity date of March 31, 2000 (the "Maturity Date"). As of April 27, 1997, there were no borrowings under the New Credit Facility.

   Interest Rate. Borrowings under the New Credit Facility will bear interest, at the Company's election, at a rate per annum equal to (i) LIBOR plus 2.25% or (ii) an Alternate Base Rate (being the higher of the (a) Base Rate publicly announced by the Agent and (b) Federal Funds Rate in effect on such day plus 0.5%) plus 0.25%.

   Prepayments. Prior to March 30, 1998, the Company will have the right, without penalty or premium, to permanently reduce borrowings under the New Credit Facility, in minimum amounts of $1.0 million, up to $3.0 million. If termination of the New Credit Facility occurs from March 31, 1997 to March 30, 1998, the Company will pay 1.0% of the Maximum Loan Amount.

   Covenants. The obligation of the Agent to advance funds is subject to certain conditions customary for facilities of similar size and nature. In addition, the Company is subject to certain affirmative and negative covenants customarily contained in agreements of this type, including, without limitation, covenants that restrict, subject to specified exceptions
(i) mergers, consolidations, assets sales or changes in capital structure,
(ii) creation or acquisition of subsidiaries, (iii) purchase or redemption of the Company's capital stock or declaration or payment of dividends or distributions on such capital stock, (iv) incurrence of additional indebtedness, (v) investment activities, (vi) granting or incurrence of liens to secure other indebtedness, (vii) prepayment or modification of the terms of subordinated indebtedness and (viii) engaging in transactions with affiliates.

   In addition, the New Credit Facility requires the Company to satisfy certain financial covenants similar to those in the Indenture and the maintenance of an interest coverage ratio of not less than 1.75 to 1.0 for the first fiscal year following the issuance of the Old Notes and 2.0 to 1.0 for each year thereafter. The New Credit Facility also provides for customary events of default.

   Security. The New Credit Facility is secured by accounts receivable, inventory, certain general intangibles and the proceeds on the sale of accounts receivable and inventory.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

   The Company is authorized to issue an aggregate of 620,000 shares of common stock, par value $.01 per share, consisting of 400,000 shares of Class A Common Stock, 20,000 shares of Class B Common Stock and 200,000 shares of Class C Common Stock. There are currently 191,000 shares of Class A Common Stock (7,000 shares of which are redeemable (the "Redeemable Common Stock")), 3,665.98 shares of Class B Common Stock, and no shares of Class C Common Stock issued and outstanding. The shares of Class A Common Stock are held by five stockholders of record and the shares of Class B Common Stock are held by one stockholder of record which also holds a warrant to purchase 9,176.08 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into a share of Class A Common Stock (i) at the option of any holder thereof, other than a "Non-Converting Holder" (as defined), or (ii) at the option of any Non-Converting Holder concurrently with a sale or other transfer of such shares of Class B Common Stock to any person other than a Non-Converting Holder.

   Each share of Class A Common Stock is entitled to one vote per share on all matters to be voted upon by stockholders and does not have cumulative voting rights in the election of directors. The holders of Class B Common Stock and Class C Common Stock are not entitled to any vote whatsoever, except to the extent otherwise provided by law.

   The holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor, and (ii) in the event of liquidation, distribution or sale of assets, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company. All currently outstanding shares of the Common Stock are fully paid and nonassessable.

   The Company has an agreement with the holder of 7,000 shares of the Class A Common Stock whereby such stockholder can require the Company to repurchase such shares at the earlier of March 31, 2007 or the date of a merger or consolidation of the Company in which the Company is not the surviving corporation. The repurchase price is $3.0 million at March 31, 2007 discounted back to the repurchase date at a rate of 3% per annum. The Company may also require the stockholder to redeem such shares after March 31, 2000 at the redemption price stated above.

PREFERRED STOCK

   The Company is authorized to issue an aggregate of 101,000 shares of preferred stock, par value $.01 per share, consisting of 1,000 shares of Preferred Stock (the "Preferred") and 100,000 shares of Class B Preferred Stock (the "Class B Preferred"). There are no shares of Preferred or Class B Preferred issued and outstanding.

   Preferred. The holders of Preferred are entitled to one vote per share on all matters to be voted upon by the stockholders, and the Preferred and the Common Stock vote together on all such matters as one class. The Preferred is not entitled to receive any dividends.

   Shares of Preferred may be called for redemption, in whole or in part, at any time and from time to time, upon the order of the Board of Directors at a price per share equal to the Redemption Price (as defined below). In case less than all of the Preferred outstanding is to be redeemed, the shares to be redeemed shall be selected by lot or in such other equitable manner as the Board of Directors may determine. Written notice of an election by the Company for redemption of Preferred (the "Notice") will be mailed at least 30 days prior to the redemption date.

   The term "Redemption Price" means (i) $1,750 per share if the Notice is given on or before the fifth anniversary of the date of issuance of the Preferred (the "Date of Issuance"), (ii) $2,000 per share if the Notice is given between the fifth and sixth anniversary of the Date of Issuance, (iii) $2,250 per share if the Notice is given between the sixth and the seventh anniversary of the Date of Issuance, and (iv) $2,500 per share if the Notice is given after the seventh anniversary of the Date of Issuance.

   If any shares of Preferred remain outstanding 30 days after the seventh anniversary of the Date of Issuance thereof, such shares of Preferred shall automatically be converted into shares of Class A Common Stock on the basis of one share of Class A Common Stock for each outstanding share of Preferred.

   In the event of liquidation, dissolution or winding-up of the Company, holders of Preferred are entitled to be paid the applicable Redemption Price prior to the distribution of any assets to the holders of Class B Preferred or Common Stock.

   The Company has no present plans to issue any shares of Preferred.

   Class B Preferred. The Board of Directors is authorized to issue shares of Class B Preferred, from time to time, in one or more series, and to determine, among other things, with respect to each such series, (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock; (v) whether, and upon what terms, such series would be redeemable;
(vi) whether or not a sinking fund or redemption or purchase account would be provided for such series and, if so, the terms and conditions thereof; and
(vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company.

   Issuance of Class B Preferred, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Class B Preferred may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. The Company has no present plans to issue any shares of Class B Preferred.

WARRANTS

   In connection with the issuance of the Old Subordinated Notes, the Company issued 9,176.08 warrants to purchase Class B Common Stock. The warrants are exercisable at a price of $.01 per share, expire in May 2003 and are subject to standard anti-dilution protection.

                             PLAN OF DISTRIBUTION

   Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or
(ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes.

   Each broker-dealer that holds Old Notes which were acquired for its own account as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company or an affiliate of the Company), may exchange the Old Notes for New Notes in the Exchange Offer. However, such broker-dealer may be deemed an "underwriter" within the meaning of the Securities Act and, therefore, must deliver a prospectus in connection with any resales of the New Notes received by such broker-dealer in the Exchange Offer. This prospectus delivery requirement may be satisfied by delivery of this Prospectus, as it may be amended or supplemented from time to time. The Company has agreed that it will provide sufficient copies of the latest version of the Prospectus to broker-dealers promptly upon request at any time during the 270 day period following the effective date of this Prospectus to facilitate such resales.

   The Company will not receive any proceeds from any sale of the New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   By acceptance of the Exchange Offer, each broker-dealer and Holder that receives New Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of New Notes, and each broker-dealer and Holder agrees that upon receipt of any notice from the Company of the existence of any fact or the happening of any event that makes any statement of a material fact in the Prospectus, or any amendment or supplement hereto, or any document incorporated herein by reference untrue or requires the making of any additions or changes in the Prospectus (the "Notice"), such broker-dealer or Holder will forthwith discontinue the disposition of the New Notes until such broker-dealer or Holder (i) receives copies of a supplemental prospectus or (ii) is advised in writing by the Company that the use of the Prospectus may be resumed and has received copies of any additional or supplemental filings that are incorporated herein by reference. Upon the Company's request and at its expense, each Holder will deliver to the Company all copies, other than permanent file copies in such Holder's possession, of the Prospectus covering such New Notes that was current at the time of receipt of such Notice.

                                LEGAL MATTERS

   The legality of the New Notes being issued in connection with the Exchange Offer will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                   EXPERTS

   The financial statements of the Company as of and for the years ended July 30, 1995 and July 28, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of the Company for the year ended July 31, 1994 included in this Prospectus have been audited by BDO Seidman, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The statements of operations and cash flows of Scott Foodservice Division of Scott Paper Company for the years ended December 31, 1994 and 1993 and the three months ended March 30, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The statements of operations and cash flows of Chesapeake Consumer Products Company for the year ended December 29, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       CHANGE IN CERTIFYING ACCOUNTANTS

   In 1995, the Company changed its certifying accountants from BDO Seidman, LLP (the "Former Accountants") to Deloitte & Touche LLP. The Company's Board of Directors recommended and approved the appointment of Deloitte & Touche LLP as its certifying accountants.

   During the year ended July 31, 1994 and the subsequent interim period preceding the hiring of Deloitte & Touche LLP, there were no disagreements with the Former Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountants, would have caused them to make reference to the subject matter of the disagreement in their report. The Former Accountants' report on the Company's financial statements for the year ended July 31, 1994 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles.

                            THE FONDA GROUP, INC.

                        INDEX TO FINANCIAL STATEMENTS

                                                                                           PAGE
THE FONDA GROUP, INC.:
 Independent Auditors' Report ..........................................................    F-2
 Independent Auditors' Report ..........................................................    F-3
 Balance Sheets as of July 30, 1995 and July 28, 1996 and (unaudited) April 27, 1997  ..    F-4
 Statements of Operations for the Years Ended July 31, 1994,
  July 30, 1995 and July 28, 1996 and (unaudited) the Nine Months Ended
  April 28, 1996 and April 27, 1997 ....................................................    F-5
 Statements of Cash Flows for the Years Ended July 31, 1994,
  July 30, 1995 and July 28, 1996 and (unaudited) the Nine Months
  April 28, 1996 and April 27, 1997 ....................................................    F-6
 Notes to Financial Statements .........................................................    F-7
SCOTT FOODSERVICE DIVISION OF SCOTT PAPER COMPANY ("HOFFMASTER"):
 Independent Auditors' Report ..........................................................   F-18
 Statements of Operations for the Years Ended December 31, 1994 and 1993
  and the Three Months Ended March 30, 1995 ............................................   F-19
 Statements of Cash Flows for the Years Ended December 31, 1994 and 1993
  and the Three Months Ended March 30, 1995 ............................................   F-20
 Notes to Financial Statements..........................................................   F-21
CHESAPEAKE CONSUMER PRODUCTS COMPANY:
 Independent Auditors' Report ..........................................................   F-23
 Statement of Operations for the Year Ended December 29, 1995 ..........................   F-24
 Statement of Cash Flows for the Year Ended December 29, 1995 ..........................   F-25
 Notes to Financial Statements .........................................................   F-26

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
The Fonda Group, Inc.

   We have audited the accompanying balance sheets of The Fonda Group, Inc. as of July 28, 1996 and July 30, 1995 and the related statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of The Fonda Group, Inc. as of July 28, 1996 and July 30, 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                               DELOITTE & TOUCHE LLP

Stamford, Connecticut
October 25, 1996
(June 16, 1997 as to Note 15)

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
The Fonda Group, Inc.

   We have audited the accompanying statements of income and cash flows of The Fonda Group, Inc. for the year ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Fonda Group, Inc. for the year ended July 31, 1994 in conformity with generally accepted accounting principles.

                                               BDO SEIDMAN, LLP

Valhalla, New York
January 19, 1995

                            THE FONDA GROUP, INC.
                                BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    JULY 30,   JULY 28,   APRIL 27,
                                                      1995       1996       1997
                                                  ---------- ---------- -----------
                                                                         (UNAUDITED)
                      ASSETS
Current assets:
 Cash.............................................  $   120    $  1,467   $ 24,134
 Accounts receivable, less allowance for doubtful
  accounts of $401, $549, and $683, respectively .   20,350      27,173     31,047
 Due from affiliate...............................       --         994         --
 Inventories......................................   25,483      37,467     40,598
 Deferred income taxes............................    2,255       5,435      7,445
 Refundable income taxes..........................       --         822      2,143
 Other current assets.............................      755       1,160        797
                                                  ---------- ---------- -----------
  Total current assets............................   48,963      74,518    106,164
Property, plant and equipment, net................   26,933      46,350     46,310
Note receivable from affiliate....................       --          --      2,600
Other assets, net.................................    3,829      15,300     17,294
                                                  ---------- ---------- -----------
TOTAL ASSETS......................................  $79,725    $136,168   $172,368
                                                  ========== ========== ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable...............................  $ 6,038   $ 14,671  $ 14,179
 Accrued expenses...............................   10,532     14,893    16,016
 Income taxes payable...........................    3,029         --        --
 Current maturities of long-term debt...........    1,285      6,023       454
                                                --------- ---------- ---------
  Total current liabilities.....................   20,884     35,587    30,649
Long-term debt..................................   46,880     81,740   122,689
Other liabilities...............................    2,641      2,345     2,145
Deferred income taxes...........................       --      2,444     3,544
                                                --------- ---------- ---------
  Total liabilities.............................   70,405    122,116   159,027
Redeemable common stock, $.01 par value, issued
 and outstanding 7,000 shares ..................    2,115      2,179     2,229
Stockholders' equity............................    7,205     11,873    11,112
                                                --------- ---------- ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....  $79,725   $136,168  $172,368
                                                ========= ========== =========

                      See notes to financial statements.

                             THE FONDA GROUP, INC.
                           STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)

                                        YEARS ENDED               NINE MONTHS ENDED
                             -------------------------------- -----------------------
                               JULY 31,   JULY 30,   JULY 28,   APRIL 28,   APRIL 27,
                                 1994       1995       1996       1996        1997
                             ---------- ---------- ---------- ----------- -----------
                                                                     (UNAUDITED)
Net sales....................  $61,839    $97,074    $204,903   $138,546    $189,227
Cost of goods sold...........   51,643     76,252     161,304    110,202     149,165
                             ---------- ---------- ---------- ----------- -----------
  Gross profit...............   10,196     20,822      43,599     28,344      40,062
                             ---------- ---------- ---------- ----------- -----------
Operating expenses:
 Selling ....................    5,757      8,576      17,181     11,974      14,862
 General and administrative      2,239      4,992      12,554      9,317      13,604
 Management fee..............      442        544          --         --          --
                             ---------- ---------- ---------- ----------- -----------
  Total operating expenses ..    8,438     14,112      29,735     21,291      28,466
                             ---------- ---------- ---------- ----------- -----------
Income from operations.......    1,758      6,710      13,864      7,053      11,596
Interest expense, net........    1,268      2,943       7,934      4,538       6,798
                             ---------- ---------- ---------- ----------- -----------
Income before income taxes
 and extraordinary expense ..      490      3,767       5,930      2,515       4,798
Provision for income taxes ..      239      1,585       2,500      1,056       2,015
                             ---------- ---------- ---------- ----------- -----------
Income before extraordinary
 expense ....................      251      2,182       3,430      1,459       2,783
Extraordinary expense, net ..       --         --          --         --       3,495
                             ---------- ---------- ---------- ----------- -----------
Net income (loss)............  $   251    $ 2,182    $  3,430   $  1,459    $   (712)
                             ========== ========== ========== =========== ===========

                      See notes to financial statements.

                             THE FONDA GROUP, INC.
                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                 YEARS ENDED               NINE MONTHS ENDED
                                      -------------------------------- -----------------------
                                        JULY 31,   JULY 30,   JULY 28,   APRIL 28,   APRIL 27,
                                          1994       1995       1996       1996        1997
                                      ---------- ---------- ---------- ----------- -----------
                                                                              (UNAUDITED)
Operating activities:
 Net income (loss)....................  $   251    $  2,182   $  3,430   $  1,459    $   (712)
 Adjustments to reconcile net  income
 (loss) to net cash provided  by
 (used in) operating activities:
   Depreciation and amortization .....    1,246       1,669      3,450      3,085       3,475
   Amortization and write-off of
    debt issuance costs...............       --         560      1,021        336       2,634
   Elimination of unamortized debt
    discount..........................       --          --         --         --       2,108
   Provision (benefit) for doubtful
    accounts..........................       25         184        148         96          99
   Deferred income taxes..............      162      (1,690)       533       (988)       (910)
   Interest capitalized on debt ......       --          --        165         --         408
   Changes in assets and liabilities
    (net of business acquisitions):
    Accounts receivable...............     (970)     (6,543)     6,826      6,059      (3,973)
    Inventories.......................    1,425      (6,648)      (299)    (2,049)     (3,131)
    Due from affiliate................   (1,742)        464       (994)       (66)        994
    Other current assets..............      107        (309)       (26)       263         160
    Other assets......................     (414)     (1,200)    (1,244)    (2,303)        305
    Accounts payable and accrued
     expenses.........................       50       3,840      8,782     11,826         466
    Income taxes payable
     (refundable).....................       --       3,029     (3,644)    (2,042)     (1,320)
    Other liabilities.................       --        (312)      (475)      (909)       (200)
                                      ---------- ---------- ---------- ----------- -----------
   Net cash provided by
    (used in) operating activities ...      140      (4,774)    17,673     14,767         403
                                      ---------- ---------- ---------- ----------- -----------
Investing activities:
 Capital expenditures.................   (1,272)     (1,608)    (1,314)      (978)     (3,469)
 Payments for business acquisitions ..       --     (27,985)   (45,218)   (37,378)     (3,416)
 Note receivable from affiliate ......       --          --         --         --      (2,600)
                                      ---------- ---------- ---------- ----------- -----------
   Net cash used in investing
    activities........................   (1,272)    (29,593)   (46,532)   (38,356)     (9,485)
                                      ---------- ---------- ---------- ----------- -----------
Financing activities:
 Net increase (decrease) in revolving
  credit agreement....................       13      (7,225)    14,745     11,113     (32,842)
 Proceeds from long-term debt.........    2,029      47,520     18,803     14,499     120,000
 Repayments of long-term debt.........   (1,050)     (3,638)    (2,499)    (1,126)    (50,713)
 Financing costs......................       --      (2,395)      (843)      (587)     (4,696)
                                      ---------- ---------- ---------- ----------- -----------
   Net cash provided by    financing
 activities...........................      992      34,262     30,206     23,899      31,749
                                      ---------- ---------- ---------- ----------- -----------
Net increase (decrease) in cash ......     (140)       (105)     1,347        310      22,667
Cash, beginning of period.............      365         225        120        120       1,467
                                      ---------- ---------- ---------- ----------- -----------
Cash, end of period...................  $   225    $    120   $  1,467   $    430    $ 24,134
                                      ========== ========== ========== =========== ===========
Cash paid during the period for:
 Interest.............................  $ 1,076    $  2,114   $  6,029   $  1,069    $  4,685
 Income taxes.........................      247          --      5,611         --       1,630
Businesses acquired:
 Fair value of assets acquired .......             $ 37,777   $ 59,090   $ 42,821    $  3,416
 Cash paid............................               27,985     45,218     37,378       3,416
                                                 ---------- ---------- ----------- -----------
 Liabilities assumed (including notes
  payable to sellers of $9,250 during
  Fiscal 1996)........................             $  9,792   $ 13,872   $  5,443
                                                 ========== ========== ===========

                      See notes to financial statements.

                            THE FONDA GROUP, INC.
                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND ORGANIZATION

   The Fonda Group, Inc. (the "Company") is a leading converter and marketer of a broad line of disposable paper food service products. Prior to March 30, 1995, the Company was a wholly-owned subsidiary of Four M Corporation ("Four M"). On March 30, 1995, Four M distributed approximately 96% of the Company's common stock to Four M's sole stockholder with the remaining 4% distributed to American International Life Insurance Company of New York ("AIG").

2. SIGNIFICANT ACCOUNTING POLICIES

   INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out method) or market.

   PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost or fair market value for business acquisitions. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets.

   INCOME TAXES -- Deferred income taxes are provided on the differences between the basis of assets and liabilities for financial reporting and income tax purposes using presently enacted tax rates.

   DEBT ISSUANCE COSTS -- Included in other assets are debt issuance costs of $2,395,000 and $843,000 incurred in connection with the business acquisitions during the years ended July 30, 1995 and July 28, 1996, respectively, which have been capitalized and are being amortized over the terms of the respective borrowing agreements.

   REVERSE STOCK SPLIT -- On October 16, 1996, the Company effected a 1 for 50 reverse split of its common stock. All references in the accompanying financial statements to the number of common shares have been retroactively restated to reflect the reverse stock split.

   FISCAL YEAR -- The Company's fiscal year is the fifty-two or fifty-three week period which ends on the last Sunday in July. The 1994 fiscal year was the fifty-three week period ended July 31. The 1995 and 1996 fiscal years were fifty-two week periods ended July 30 and July 28, respectively.

   RECLASSIFICATIONS -- Certain reclassifications were made to the prior years' financial statements to conform to the current year's presentation.

   MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

   INTERIM FINANCIAL STATEMENTS -- The accompanying balance sheet as of April 27, 1997 and the statements of operations and cash flows for the nine months ended April 28, 1996 and April 27, 1997 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. Results for interim periods are not necessarily indicative of results for the entire year.

   FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying value of financial instruments including cash, accounts receivable and account payable approximate fair value because of the relatively short maturities of these instruments. The carrying value of long-term debt, including the current portion and subordinated debt, approximate fair value based upon market rates for similar instruments.

3. BUSINESS ACQUISITIONS

HOFFMASTER

   Effective March 31, 1995, the Company acquired the net assets and business of the Scott Foodservice Division ("Hoffmaster") from Scott Paper Company ("Scott") for $28 million, including acquisition costs.

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

3. BUSINESS ACQUISITIONS--(CONTINUED)

Hoffmaster produces colored and custom-printed napkins and placemats. The excess of the purchase price over the fair value of the net assets as of July 28, 1996 was $800,000, based upon the Company's final evaluation of the fair value of the net assets acquired and has been recorded as goodwill.

   In connection with the Company's acquisition of Hoffmaster, the Company brought a civil action against Scott alleging, among other things, breach of warranty, fraud and negligent misrepresentation for Scott's failure to disclose certain raw material pricing information. In September 1996, a jury awarded the Company compensatory damages of $3.3 million, punitive damages of $750,000 and pre-judgment interest of $436,123. Scott has appealed the award. The appeal is currently pending. There can be no assurance that such award will be upheld or that the Company will receive all or any portion of such judgment. No recognition of the jury award has been included in the accompanying financial statements. In the event that the Company does receive all or a portion of the jury award, such award will be recognized as current income. The Company estimates the failure of Scott to properly disclose the above-mentioned raw material pricing information adversely affected the post-acquisition results of Hoffmaster in an amount not less than $3.3 million.

MASPETH

   Effective November 30, 1995, the Company acquired the net assets and business of Alfred Bleyer & Co., Inc. ("Maspeth") for $10 million, including acquisition costs. The purchase price consisted of cash and a promissory note for $2.25 million to the seller. See Note 8. Maspeth produces paper plates and cups. The excess of the fair value of the net assets over the purchase price was $122,000, based upon the Company's evaluation of the fair value of the net assets acquired and has been allocated to the long-term assets.

CHESAPEAKE

   Effective December 29, 1995, the Company acquired the Chesapeake Consumer Products Company ("Chesapeake") from Chesapeake Corporation for $29 million, including acquisition costs. Chesapeake produces design-intensive and solid-colored premium napkins, tablecovers and crepe paper. The excess of the purchase price over the fair value of the net assets acquired was $4.6 million, based upon the Company's evaluation of the fair value of the net assets and has been recorded as goodwill.

JAMES RIVER SPECIALTIES OPERATIONS DIVISION

   Effective May 5, 1996, the Company acquired certain net assets and business of two divisions of the Specialties Operations Division (the "Division") of James River Paper Corporation ("James River") for $15 million (prior to a final purchase price adjustment, which was consummated on February 27, 1997, see Note 15), including acquisition costs. The purchase price consisted of cash and a promissory note for $7 million to the seller. See Note 8. The James River California facility produces tissue-based products. The Natural Dam facility produces specialty and deep-toned colored tissue paper. Natural Dam hosts a co-generation facility on its property which produces steam for internal use and which is expected to provide significant cost savings to the Company. The Company will receive all of its steam energy requirements at 50% of historical cost in 1997 and at no cost for the next 40 years thereafter, and the Company will receive land lease payments from the operator of the land occupied by the co-generation facility. The $10 million in benefits from the co-generation facility is included in long-term assets acquired and is being amortized based upon the Company's annual savings over the 42-year remaining life of the contract. The excess of the fair value of the net assets acquired (including $10 million in benefits from the co-generation facility) over the purchase price (prior to a final purchase price adjustment, which was consummated on February 27, 1997, see Note 15) was $5.5 million, based upon the Company's evaluation of the fair value of the net assets acquired and has been allocated to the long-term assets. The remaining net assets and business of the Division were acquired by Creative Expressions Group, Inc. ("CEG"), a company under common ownership with the Company, in a separate transaction.

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

3. BUSINESS ACQUISITIONS--(CONTINUED)

   The above acquisitions have been accounted for under the purchase method. Included in other assets is goodwill of $216,000 and $5,400,000 at July 30, 1995 and July 28, 1996, respectively, from the Hoffmaster and Chesapeake acquisitions, which is being amortized over 20 years. Amortization expense was $3,000 and $223,000 during the years ended July 30, 1995 and July 28, 1996, respectively. The Company periodically evaluates the recoverability of goodwill for each business acquisition by assessing whether the unamortized intangible asset can be recovered through cash flows. The results of operations of the business acquisitions have been included in the statements of income since the respective dates of the acquisitions.

   The following summarized, unaudited pro forma results of operations for the years ended July 30, 1995 and July 28, 1996, assume the business acquisitions occurred as of the beginning of the respective years (in thousands).

                   YEARS ENDED
             ---------------------
               JULY 30,   JULY 28,
                 1995       1996
             ---------- ----------
Net sales....  $238,645   $262,459
Net income ..  $  1,764   $  5,339

4. INVENTORIES

   Inventories consist of the following (in thousands):

                  JULY 30,   JULY 28,   APRIL 27,
                    1995       1996       1997
                ---------- ---------- -----------
                                       (UNAUDITED)
Raw materials ..  $16,124    $17,015     $16,817
Work-in-process       188        339         415
Finished goods .    8,270     19,126      22,087
Other...........      901        987       1,279
                ---------- ---------- -----------
                  $25,483    $37,467     $40,598
                ========== ========== ===========

5.  PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consists of the following (in thousands):

                                 LIVES IN   JULY 30,   JULY 28,   APRIL 27,
                                  YEARS       1995       1996       1997
                               ---------- ---------- ---------- -----------
                                                                 (UNAUDITED)
Land and buildings.............   20-40     $ 13,735   $ 17,675   $ 19,202
Machinery and equipment........    3-12       24,553     42,492     39,726
Leasehold improvements.........    5-10          732        950        951
Construction in progress ......                  144        767      4,543
                                          ---------- ---------- -----------
                                              39,164     61,884     64,422
Less: accumulated depreciation.              (12,231)   (15,534)   (18,112)
                                          ---------- ---------- -----------
                                            $ 26,933   $ 46,350   $ 46,310
                                          ========== ========== ===========

   Property, plant and equipment includes property and equipment under capital lease as follows (in thousands):

                                 JULY 30,   JULY 28,   APRIL 27,
                                   1995       1996       1997
                               ---------- ---------- -----------
                                                      (UNAUDITED)
Building ......................   $2,217     $2,217     $2,217
Equipment......................      350        350        350
Less: accumulated depreciation.     (756)      (830)      (885)
                               ---------- ---------- -----------
                                  $1,811     $1,737     $1,682
                               ========== ========== ===========

   Depreciation expense was $1,246,000, $1,666,000 and $3,187,000 during the years ended July 31, 1994, July 30, 1995 and July 28, 1996, respectively.

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

 6. CONCENTRATIONS OF CREDIT RISK

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. During the year ended July 28, 1996, the Company had sales to one customer representing approximately 11% of net sales.

7. ACCRUED EXPENSES

   Accrued expenses consist of the following (in thousands):

                       JULY 30,   JULY 28,   APRIL 27,
                         1995       1996       1997
                     ---------- ---------- -----------
                                            (UNAUDITED)
Accrued compensation.  $ 2,240    $ 4,367     $ 4,954
Accrued promotion ...    1,963      2,310       2,359
Other................    6,329      8,216       8,703
                     ---------- ---------- -----------
                       $10,532    $14,893     $16,016
                     ========== ========== ===========

8. LONG-TERM DEBT

   Long-term debt consists of the following (in thousands):

                                                                JULY 30,   JULY 28,   APRIL 27,
                                                                  1995       1996       1997
                                                              ---------- ---------- -----------
                                                                                     (UNAUDITED)
Revolving credit agreement ...................................  $18,097    $32,842    $     --
9 1/2% Series A Senior Subordinated Notes due 2007
 (see Note 15) ...............................................       --         --     120,000
Subordinated notes payable....................................    8,827     13,796          --
Subordinated note payable to James River (see Note 3), plus
 capitalized interest of $165,000 and $350,000, due May 2007,
 bearing interest at 10% (see Note 15) .......................       --      7,165          --
Term loan payable to a bank, with interest payable monthly at
 LIBOR plus 2.5%, principal payable in monthly installments
 of $416,000 beginning on March 31, 1996 through March 31,
 2000; collateralized by machinery and equipment and certain
 real estate..................................................   15,100     25,236          --
Term loan payable to a bank, due March 31, 2000, with
 interest payable monthly at 2.50% above the prime rate,
 collaterized by machinery and equipment and certain real
 estate.......................................................    3,500      4,500          --
Promissory note payable bearing interest at 11%, payable in
 monthly installments of $6,250 plus interest through
 December 31, 1996 with the principal balance of $606,250 due
 on January 1, 1997...........................................      706        631          --
Promissory note payable bearing interest at 6%, payable in
 monthly installments of $7,314 including interest through
 January 1999.................................................      296        217         156
Promissory note payable to Alfred Bleyer & Co., Inc. (see
 Note 3) bearing interest at 9.75%, payable in quarterly
 installments of $89,295 plus interest through November 2000 .       --      1,982       1,714
Promissory note payable bearing interest at 11%, payable in
 monthly installments of $6,899 including interest through
 September 1996...............................................       90         --          --
Capital lease obligations.....................................    1,549      1,394       1,273
                                                              ---------- ---------- -----------
                                                                 48,165     87,763     123,143
Less amounts due within one year..............................    1,285      6,023         454
                                                              ---------- ---------- -----------
                                                                $46,880    $81,740    $122,689
                                                              ========== ========== ===========

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

8. LONG-TERM DEBT--(CONTINUED)

   In connection with the business acquisitions, the Company obtained a revolving credit agreement with a bank. The revolving credit agreement is collateralized by the Company's eligible accounts receivable, inventories and certain real property. The maximum advance available based upon eligible accounts receivable and inventory at July 30, 1995 was $23,000,000. The revolving credit agreement was amended during 1996 to increase the maximum advance available to $27,000,000 as of November 30, 1995 and to $50,000,000 as of December 29, 1995. The term of the agreement is through March 31, 2000 at which time full payment of the amount outstanding is due. A facility fee is charged at a rate of .375% per annum on the amount by which the maximum advance amount exceeds such average daily balance. Interest is charged monthly at selected variable rates. At July 28, 1996, $4,842,000 and $28,000,000 of the total revolving credit outstanding was at the prime rate plus .25% and at LIBOR plus 2.25%, respectively. At July 28, 1996, the prime rate was 8.25% and LIBOR was 5.875%.

   On May 24, 1995, the Company issued subordinated notes in the amount of $10,000,000 to The Equitable Life Assurance Society of the United States (the "Equitable"). The notes bear interest at 14% and are due May 24, 2002. In connection with the issuance of the subordinated notes, the Company granted warrants, which expire in May 2003, to the Equitable to purchase 9,176 shares of Class B common stock of the Company for $.01 per share. The fair value of the warrants ($1,200,000) at the date of issuance was recorded as paid-in capital with a corresponding reduction to the subordinated notes' balance. The discount on the subordinated notes is being amortized as additional interest expense over the term of the notes. Such amount was $127,000 and $163,000 during the years ended July 30, 1995 and July 28, 1996, respectively. On December 29, 1995, the Company issued additional subordinated notes in the amount of $6,000,000 to the Equitable. The subordinated notes bear interest at 14% and are due December 30, 2002. In connection with the issuance of the subordinated notes, the Company issued 3,666 shares of Class B common stock to the Equitable. The fair value of the common stock ($1,300,000) at the date of issuance was recorded as common stock and paid-in capital with a corresponding reduction in the subordinated notes' balance. The discount on the subordinated notes is being amortized as additional interest expense over the term of the subordinated notes. Such amortization was $106,000 during the year ended July 28, 1996.

   The revolving credit agreement and subordinated notes contain certain restrictive covenants with respect to, among others, (i) mergers and acquisitions, (ii) capital expenditures, (iii) dividends, and (iv) additional indebtedness.

   Aggregate annual principal payments required under terms of the long-term debt agreements are as follows (in thousands):

  YEAR ENDING
    JULY,
    ---------
    1997...... $ 6,023
    1998......   5,213
    1999......   5,175
    2000......  47,743
    2001......     342
    Thereafter  23,267
              --------
               $87,763
              ========

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

 9. STOCKHOLDERS' EQUITY

   Stockholders' equity consists of the following (in thousands, except share data):

                                                           JULY 30,     JULY 28,     APRIL 27,
                                                             1995         1996         1997
                                                        ------------ ------------ -------------
                                                                                    (UNAUDITED)
Preferred Stock, $.01 par value, 1,000 shares
 authorized, no shares issued...........................    $   --      $    --       $    --
Preferred Stock Class B, $.01 par value,
 100,000 shares authorized, no shares issued............        --           --            --
Common Stock Class A, $.01 par value,
 400,000 shares authorized, 184,000 shares issued and
 outstanding............................................         2            2             2
Common Stock Class B, $.01 par value, 20,000 shares
 authorized, 3,666 shares issued and outstanding .......        --           --            --
Common Stock Class C, $.01 par value, 200,000 shares
 authorized, no shares issued...........................        --           --            --
Additional paid-in capital..............................     2,198        3,500         3,500
Retained earnings.......................................     5,005        8,371         7,610
                                                        ------------ ------------ -------------
                                                            $7,205      $11,873       $11,112
                                                        ============ ============ =============

   On May 8, 1995, the Company adopted an Amended and Restated Certificate of Incorporation authorizing the issuance of up to 1,000; 100,000; and 620,000 shares of Preferred Stock, Preferred Stock Class B, and Common Stock Classes A, B, and C, respectively. Existing common stock outstanding at that date was reissued proportionately to the existing stockholders. During 1995 the Company redeemed the outstanding Preferred Stock for $39,000. Such repurchase was charged to additional paid-in capital.

   In connection with the March 30, 1995 distribution of the Company's common stock by Four M, 7,000 shares of the Company's Class A Common Stock were distributed to AIG (the "AIG Shares") in partial satisfaction of a subordinated note dated January 8, 1990 made by Four M in favor of AIG in the original principal amount of $4 million. Concurrent with the distribution, the Company and AIG entered into the redemption agreement, whereby AIG can require the Company to repurchase all of the AIG Shares at the earlier of March 31, 2007 or the date of a merger or consolidation of the Company with another entity in which the Company is not the surviving corporation. The repurchase price is $3,000,000 at March 31, 2007 discounted back to the repurchase date at a rate of 3% per annum. The agreement also contains redemption rights whereby the Company can require AIG to redeem the AIG Shares after March 31, 2000 on the same terms specified above.

   The AIG shares have been shown at the present value of their $3,000,000 liquidation value on the accompanying balance sheets. The transfer of the present value of the liquidation value of the redeemable common stock and the accretion to liquidation value has been charged to retained earnings.

   The changes in retained earnings consists of the following (in thousands):



                                                       YEARS ENDED                NINE
                                                                                 MONTHS
                                            --------------------------------     ENDED
                                              JULY 31,   JULY 30,   JULY 28,    APRIL 27,
                                                1994       1995       1996       1997
                                            ---------- ---------- ---------- ------------
                                                                              (UNAUDITED)
Balance, beginning of period................   $4,687    $ 4,938     $5,005     $8,371
 Net income (loss) .........................      251      2,182      3,430       (712)
 Transfer of liquidation value of
  redeemable common stock...................       --     (2,094)        --         --
 Accretion of redeemable common stock ......       --        (21)       (64)       (49)
                                            ---------- ---------- ---------- -----------
Balance, end of period......................   $4,938    $ 5,005     $8,371     $7,610
                                            ========== ========== ========== ===========

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

 9. STOCKHOLDERS' EQUITY--(CONTINUED)

   Pursuant to the Asset Purchase Agreement, dated March 22, 1996 (the "Agreement"), among James River, CEG and the Company (see Note 3), CEG issued $8 million of preferred stock, subject to adjustment of the purchase price in accordance with the Agreement, to James River. If prior to the redemption of the CEG preferred stock, the Company were to effect an initial public offering, James River would have the option to exchange the CEG preferred stock for shares of common stock of the Company having an aggregate value equal to the redemption price of the CEG preferred stock. The price of the Company's common stock in the exchange would be the initial public offering price. If James River exercised this option, James River would deliver the CEG preferred stock to the Company in exchange for such shares of common stock; the Company would then hold the CEG preferred stock. The Agreement further provided that after effecting any exchange of CEG preferred stock for the Company's common stock, such common stock would be restricted from trading for a period of 24 months following the exchange (see Note 15).

   Effective August 1, 1995, the Company adopted The Fonda Group, Inc. Stock Appreciation Unit Plan (the "Plan"). The Plan provides for the granting of up to 200,000 units to key executives of the Company. A grantee is entitled to the appreciation in a unit's value from the date of the grant to the date of its redemption. Unit value is based upon a formula consisting of net income and book value criteria. Grants vest over a five year period. Effective for the years ended July 30, 1995 and July 28, 1996, the Company granted 5,850 and 9,500 stock appreciation rights, respectively, at a value of $176,000 and $341,000, respectively, on the dates of grant. During the year ended July 28, 1996, the Company recorded compensation expense of $100,000.

10. INCOME TAXES

   The provision (benefit) for income taxes consists of the following (in thousands):

                       YEARS ENDED
            --------------------------------
              JULY 31,   JULY 30,   JULY 28,
                1994       1995       1996
            ---------- ---------- ----------
Current:
  Federal  .    $ 48     $ 2,577     $1,526
  State  ...      29         698        441
            ---------- ---------- ----------
                  77       3,275      1,967
            ---------- ---------- ----------
Deferred:
  Federal  .     128      (1,381)       423
  State  ...      34        (309)       110
            ---------- ---------- ----------
                 162      (1,690)       533
            ---------- ---------- ----------
                $239     $ 1,585     $2,500
            ========== ========== ==========

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

 10. INCOME TAXES--(CONTINUED)

   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets (liabilities) result from temporary differences as follows (in thousands):

                                                            JULY 30,   JULY 28,
                                                              1995       1996
                                                          ---------- ----------
Deferred tax assets:
  Capitalized inventory costs  ...........................  $   523    $   881
  Allowance for doubtful accounts receivable  ............      164        180
  Accruals for health insurance and other employee
  benefits  ..............................................      583      1,824
  Inventory and sales related reserves  ..................      748        662
  Pension reserve  .......................................      678      1,158
  Other  .................................................      819      1,495
                                                          ---------- ----------
                                                              3,515      6,200
Deferred tax liabilities:
  Depreciation  ..........................................   (1,010)    (3,209)
                                                          ---------- ----------
                                                            $ 2,505    $ 2,991
                                                          ========== ==========

   A reconciliation of the income tax provision to the amount computed using the Federal statutory rate is as follows (in thousands):

                                                         YEAR ENDED
                                             --------------------------------
                                               JULY 31,   JULY 30,   JULY 28,
                                                 1994       1995       1996
                                             ---------- ---------- ----------
Income tax at statutory rate ................    $167      $1,281     $2,076
State income taxes (net of Federal benefit)        58         232        365
Other .......................................      14          72         59
                                             ---------- ---------- ----------
                                                 $239      $1,585     $2,500
                                             ========== ========== ==========

11. LEASES

   The Company leases facilities and equipment under operating leases. Future minimum payments under noncancellable operating leases with remaining terms of one year or more are (in thousands):

  YEAR ENDING
    JULY,
    ---------
    1997...... $ 2,099
    1998......   1,209
    1999......     925
    2000......     861
    2001......     825
    Thereafter   4,513
              --------
               $10,432
              ========

   Rent expense was $1,114,000, $1,150,000 and $1,775,000 during the years ended July 31, 1994, July 30, 1995 and July 28, 1996, respectively.

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

 12. RELATED PARTY TRANSACTIONS

   The Company subleased a portion of a building in Jacksonville, Florida from Four M prior to January 1, 1995. Effective January 1, 1995, the Company leases the entire building from its majority stockholder. Annual payments under the lease are approximately $167,000 plus annual increases based on changes in the consumer price index, through December 31, 2014. A portion of the premises is subleased to Four M. Net rent expense was $167,000, $108,000 and $115,000 during the years ended July 31, 1994, July 30, 1995 and July 28, 1996, respectively.

   Included in net sales for the year ended July 28, 1996 is $1,944,000 of sales to CEG.

   During the period that the Company was owned by Four M, the Company was charged a management fee by Four M for certain general and administrative services. Management fees were $442,000 and $544,000 during the years ended July 31, 1994 and July 30, 1995, respectively. These fees were based on the following: (i) the time allocated by certain Four M corporate personnel to Company matters and (ii) a pro rata amount for various expenses such as insurance, directors' fees, and other miscellaneous expenses. At any point in time there were seven to ten Four M individuals who performed various functions on behalf of the Company, each allocating between 25% and 75% of their time to the Company. The Company believes that the allocation methods used for Four M's charges are reasonable and include all expenses that Four M incurred on the Company's behalf.

13. EMPLOYEE BENEFIT PLANS

   RETIREMENT SAVINGS PLAN -- The Company provides two 401(k) savings and investment plans for the benefit of certain employees. Employee contributions are matched at the discretion of the Company. Contributions to these plans were $0, $41,000 and $380,000 during the years ended July 31, 1994, July 30, 1995 and July 28, 1996, respectively.

   PENSION PLANS -- The Company makes contributions, at a defined rate per hour worked, to pension plans for its union employees. Contributions to these plans were $326,000, $862,000 and $1,309,000 during the years ended July 31, 1994, July 30, 1995 and July 28, 1996, respectively.

   The Company provides its eligible employees with retirement and disability income benefits under insured defined benefit pension plans. Plans are maintained for union and non-union employees. Pension costs are based upon the actuarially determined normal costs plus interest on and amortization of the unfunded liabilities. The Company's policy is to fund annually the minimum contributions required by applicable regulations.

   The net pension cost is computed as follows for the years ended July 30, 1995 and July 28, 1996 (in thousands):

                                    1995                            1996
                      ------------------------------- -------------------------------
                        ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                         ACCUMULATED   BENEFITS EXCEED   ACCUMULATED   BENEFITS EXCEED
                          BENEFITS         ASSETS         BENEFITS         ASSETS
Service cost .........      $188            $ 81            $ 464           $ 267
Interest cost.........       119              85              264             191
Return on Plan
 Assets...............       (54)            (69)            (129)           (184)
                      --------------- --------------- --------------- ---------------
Net pension cost......      $253            $ 97            $ 599           $ 274
                      =============== =============== =============== ===============

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

13. EMPLOYEE BENEFIT PLANS--(CONTINUED)

   The funded status of the plans at July 30, 1995 and July 28, 1996 is as follows (in thousands):

                                           1995                            1996
                             ------------------------------- -------------------------------
                               ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                ACCUMULATED   BENEFITS EXCEED   ACCUMULATED   BENEFITS EXCEED
                                 BENEFITS         ASSETS         BENEFITS         ASSETS
Accomulated benefit obligation:
 Vested......................     $  935          $2,102          $1,307          $2,964

 Non-Vested..................         24               6              35              33
                             --------------- --------------- --------------- ---------------
Total........................     $  959          $2,108          $1,342          $2,997
                             =============== =============== =============== ===============
Projected benefit
 obligation..................     $3,047          $2,108          $4,011          $2,997
Plan assets at fair value,
 primarily common stocks and
 government obligations......      1,178           1,468           1,523           1,916
                             --------------- --------------- --------------- ---------------
Projected benefit obligation
 in excess of plan assets ...     $1,869          $  640          $2,488          $1,081
                             =============== =============== =============== ===============

   The actuarial present values of benefits shown above as accumulated benefit obligation and projected benefit obligation were determined using a discount rate of 8% for pre-retirement and post-retirement benefits and an assumed rate of increase in compensation levels of 6%. The expected rate of return is assumed to be 8%.

14. COMMITMENTS

   In connection with the Hoffmaster business acquisition (see Note 3), the Company assumed an annual commitment to purchase 15,500, 10,500, and 10,500 tons of tissue paper in 1997, 1998 and 1999, respectively. This commitment is in excess of the Company's projected requirements. The price per ton will be based on market rates, less applicable rebates. As such, the Company has recorded a reserve of $3,890,000 as part of purchase accounting. $313,000 and $2,077,000 of this reserve was utilized during the years ended July 30, 1995 and July 28, 1996, respectively.

   The Company also has commitments to purchase paperboard inventory from three major vendors. The total annual commitment is for the purchase of 49,200 tons of inventory through April 2001. The price per ton will be based on market rates, less applicable rebates.

15. SUBSEQUENT EVENTS

   The Asset Purchase Agreement, dated March 22, 1996, among James River, CEG and the Company provided for a purchase price adjustment based upon a closing date balance sheet. After negotiation, on February 27, 1997, the Company and James River consummated a settlement which has been accounted for as a reduction of the purchase price to $13.1 million. As part of this settlement, the James River note was reduced to $2.2 million. In addition, on February 27, 1997, the Company loaned to its affiliate, CEG, $2.6 million for five years at an interest rate of 10% to enable it to extinguish its outstanding debt and preferred stock with James River.

   On February 27, 1997, the Company issued $120 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2007 (the "Notes"). Interest is payable semi-annually in arrears on March 1 and September 1 of each year beginning September 1, 1997. Proceeds from the issuance of the Notes were primarily used to retire existing indebtedness of the Company. The Company incurred extraordinary

                            THE FONDA GROUP, INC.
                  NOTES TO FINANCIAL STATEMENTS -- CONTINUED

expenses in connection with the repayment of debt consisting of the write-off of unamortized debt issuance costs related to the debt being repaid, elimination of the unamortized discount on debt being repaid, and prepayment penalties on early retirement of debt totalling approximately $6.0 million. The after-tax effect of this extraordinary item was $3.5 million (net income taxes of $2.5 million).

   On June 2, 1997, the Company completed the acquisition of all of the outstanding capital stock of Heartland Mfg. Corp., a privately owned manufacturer of paper plates, for a purchase price of $12.7 million.

   On June 16, 1997, the Company completed the acquisition of certain assets of Tenneco, Inc. relating to the manufacture of placements and other disposable tabletop products for a purchase price of $7.0 million, subject to working capital adjustment.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
The Fonda Group, Inc.

   We have audited the accompanying statements of operations and cash flows of Scott Foodservice Division of Scott Paper Company ("Hoffmaster") (see Note
1) for the years ended December 31, 1994 and 1993 and for the three months ended March 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Hoffmaster for the years ended December 31, 1994 and 1993 and for the three months ended March 30, 1995 in conformity with generally accepted accounting principles.

                                            DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 4, 1997

                                  HOFFMASTER
                           STATEMENTS OF OPERATIONS

                                                   THREE MONTHS ENDED         YEARS ENDED
                                                     MARCH 30, 1995          DECEMBER 31,
                                                  ------------------ ---------------------------
                                                                          1994          1993
                                                                     ------------- -------------
Net sales.........................................    $13,363,000      $62,896,000   $63,386,000
Cost of goods sold ...............................     10,270,000       44,175,000    46,793,000
                                                  ------------------ ------------- -------------
  Gross profit....................................      3,093,000       18,721,000    16,593,000
                                                  ------------------ ------------- -------------
Operating expenses:
 Selling..........................................      2,284,000       10,633,000    10,674,000
 General and administrative.......................      1,058,000        5,205,000     5,606,000
                                                  ------------------ ------------- -------------
  Total operating expenses........................      3,342,000       15,838,000    16,280,000
                                                  ------------------ ------------- -------------
(Loss) income from operations.....................    $  (249,000)     $ 2,883,000   $   313,000
                                                  ================== ============= =============
Pro Forma Disclosure of Net (Loss) Income:
Loss (income) before income tax (benefit)
 expense..........................................    $  (249,000)     $ 2,883,000   $   313,000
Pro forma income tax (benefit) expense............       (100,000)       1,153,000       125,000
                                                  ------------------ ------------- -------------
Net (loss) income ................................    $  (149,000)     $ 1,730,000   $   188,000
                                                  ================== ============= =============

                      See notes to financial statements.

                                  HOFFMASTER
                           STATEMENTS OF CASH FLOWS

                                               THREE MONTHS ENDED         YEARS ENDED
                                                 MARCH 30, 1995          DECEMBER 31,
                                              ------------------ ---------------------------
                                                                      1994          1993
                                                                 ------------- -------------
Operating activities:
 (Loss) income from operations................    $  (249,000)     $ 2,883,000   $   313,000
 Adjustments to reconcile (loss) income from
  operations to net cash provided by (used
 in)  operating activities:
   Loss on disposal of assets.................             --           11,000       700,000
   Depreciation ..............................        271,000        1,085,000     1,218,000
   Changes in assets and liabilities:
    Accounts receivable.......................     (2,973,000)        (104,000)    1,778,000
    Inventories...............................       (592,000)       1,623,000       (74,000)
    Other current assets......................         (1,000)          (2,000)      124,000
    Accounts payable and accrued expenses ....        871,000          202,000       810,000
    Other liabilities.........................       (693,000)         195,000      (302,000)
                                              ------------------ ------------- -------------
    Net cash provided by (used in) operating
     activities...............................     (3,366,000)       5,893,000     4,567,000
                                              ------------------ ------------- -------------
Investing activities:
 Capital expenditures.........................             --          (45,000)     (270,000)
                                              ------------------ ------------- -------------
Financing activities:
 Net advances (payments) from Parent .........      3,366,000       (6,166,000)   (4,009,000)
                                              ------------------ ------------- -------------
Net increase (decrease) in cash...............              0         (268,000)      268,000
Cash, beginning of period.....................              0          268,000             0
                                              ------------------ ------------- -------------
Cash, end of period...........................    $         0      $         0   $   268,000
                                              ================== ============= =============

                      See notes to financial statements.

                                  HOFFMASTER
                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND ORGANIZATION

   Hoffmaster (the "Company") is a manufacturer of a wide range of specialty tabletop products for the food service market. The Company was a division of Scott Paper Company (the "Parent") until March 30, 1995 (see Note 6).

   The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

   DEPRECIATION -- Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets.

   PRO FORMA INCOME TAXES -- As a division of the Parent, the Company was not allocated a portion of the Parent's provision for income taxes. Pro forma income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" using currently enacted statutory rates to estimate the tax effects.

   MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LEASES

   The Company leases equipment under operating leases. Future minimum payments under noncancellable operating leases with remaining terms of one year or more are:

 YEAR ENDING
DECEMBER,
-------------
1995..........  $385,000
1996..........   277,000
1997..........   175,000
              ----------
                $837,000
              ==========

   Rent expense was $83,000, $251,000 and $347,000 for the three months ended March 30, 1995 and for the years ended December 31, 1994 and 1993, respectively.

 3. RELATED PARTY TRANSACTIONS

   The Parent charges the Company fees for certain corporate services. These charges are recorded within operating expenses as follows:

                             THREE MONTHS ENDED YEARS ENDED DECEMBER 31,
                               MARCH 30, 1995       1994         1993
                                                  --------     --------
Net sales...................     $   (1,000)     $   (9,000)  $ (563,000)
Cost of sales...............             --          64,000      278,000
Selling:
 Field Sales payroll........        757,000       3,254,000    3,837,000
 Marketing..................             --           5,000      187,000
 Other......................        236,000       1,615,000    1,027,000
General and administrative:
 Distribution...............          2,000           1,000        5,000
 Administration.............        280,000       1,643,000    2,034,000
                            ------------------ ------------ ------------
                                 $1,274,000      $6,573,000   $6,805,000
                            ================== ============ ============

   All charges, with the exception of administration charges, are direct charges allocated by the Parent based upon a specific identification method. Administration charges primarily represent information system charges allocated by the Parent based upon usage time and employee benefits that are allocated based on salary and headcount. The Company believes that the allocation methods for Parent charges are reasonable and include all the expenses that the Parent incurred on the Company's behalf.

   In addition, the Company purchased raw materials, at cost, from an affiliate of $97,000, $458,000 and $969,000 in for the three months ended March 30, 1995 and for the years ended December 31, 1994 and 1993, respectively.

4. EMPLOYEE BENEFIT PLANS

   RETIREMENT SAVINGS PLAN -- The Company provides a 401(k) savings and investment plan for the benefit of certain employees. Employee contributions are matched at the discretion of the Company. Contributions to these plans were $34,000, $210,000 and $169,000 for the three months ended March 30, 1995 and for the years ended December 31, 1994 and 1993, respectively.

   PENSION PLANS -- The Company makes contributions, at a defined rate per hour worked, to pension plans for its union employees. Contributions to these plans were $322,000, $1,504,000 and $1,367,000 for the three months ended March 30, 1995 and for the years ended December 31, 1994 and 1993, respectively.

5. COMMITMENTS

   The Company has a commitment to purchase specified quantities of raw materials in excess of the Company's projected requirements through 1999. Such commitment was assumed as part of the acquisition of the Company (see
Note 6).

6. SUBSEQUENT EVENTS

   On March 31, 1995, the Company was acquired by The Fonda Group, Inc.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
The Fonda Group, Inc.

   We have audited the accompanying statements of operations and cash flows of Chesapeake Consumer Products Company (see Note 1) for the year ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Chesapeake Consumer Products Company for the year ended December 29, 1995 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
January 17, 1997

                     CHESAPEAKE CONSUMER PRODUCTS COMPANY
                           STATEMENT OF OPERATIONS

                                   YEAR ENDED
                                  DECEMBER 29,
                                      1995
                                --------------
Net sales ......................  $48,418,000
Cost of goods sold .............   38,553,000
                                --------------
 Gross profit ..................    9,865,000
                                --------------
Operating expenses:
 Selling .......................    7,057,000
 General and administrative  ...    2,089,000
 Management fee ................      373,000
                                --------------
 Total operating expenses  .....    9,519,000
                                --------------
Income from operations .........      346,000
INTEREST--PARENT:
 Income ........................     (151,000)
 Expense .......................    1,998,000
                                --------------
Loss before income tax benefit     (1,501,000)
Income tax benefit .............      515,000
                                --------------
Net loss .......................  $  (986,000)
                                ==============

                      See notes to financial statements.

                     CHESAPEAKE CONSUMER PRODUCTS COMPANY
                           STATEMENT OF CASH FLOWS

                                                                                   YEAR ENDED
                                                                                  DECEMBER 29,
                                                                                      1995
                                                                                --------------
Operating activities:
 Net loss ......................................................................  $  (986,000)
 Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation ..............................................................    1,362,000
     Gain on disposal of assets ................................................       (4,000)
     Provision for doubtful accounts ...........................................       38,000
     Deferred income taxes .....................................................      187,000
     Changes in assets and liabilities:
       Accounts receivable .....................................................      599,000
       Inventories .............................................................     (669,000)
       Due from Parent .........................................................     (632,000)
       Other current assets ....................................................      135,000
       Accounts payable ........................................................      309,000
       Accrued payroll and related taxes .......................................     (172,000)
       Other accrued expenses ..................................................     (193,000)
       Other liabilities .......................................................       52,000
                                                                                --------------
        Net cash provided by operating activities ..............................       26,000
                                                                                --------------
Investing activities:
 Capital expenditures ..........................................................   (2,053,000)
 Proceeds from disposal of assets ..............................................       21,000
                                                                                --------------
         Net cash used in investing activities .................................   (2,032,000)
                                                                                --------------
Financing activities--
 Net advances from Parent ......................................................    2,000,000
                                                                                --------------
Net decrease in cash ...........................................................       (6,000)
Cash, beginning of year ........................................................       69,000
                                                                                --------------
Cash, end of year ..............................................................  $    63,000
                                                                                ==============

                      See notes to financial statements.

                     CHESAPEAKE CONSUMER PRODUCTS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND ORGANIZATION

   Chesapeake Consumer Products Company (the "Company") is a manufacturer, distributor and decorative marketer of specialty disposable table top products, primarily for the North American institutional and retail markets. The Company was a wholly-owned subsidiary of Chesapeake Corporation (the "Parent") until December 30, 1995 (see Note 8).

   The accompanying financial statements have been prepared from the separate records maintained by the Company and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

   DEPRECIATION -- Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets.

   INCOME TAXES -- Deferred income taxes are provided on the differences between the basis of assets and liabilities for financial reporting and income tax purposes using presently enacted tax rates. The operating results of the Company are included in the consolidated federal income tax return of the Parent. In accordance with a tax sharing arrangement between the Company and the Parent, the Company's allocated current federal income tax benefit is determined on a stand alone basis. The Company files separate state income tax returns.

   MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   FISCAL YEAR -The 1995 fiscal year is a fifty-two week period ended December 29. The 1995 fiscal year ended on December 29 due to the acquisition of the Company (see Note 8).

3. CONCENTRATION OF CREDIT RISK

   Sales to one customer amounted to 11.3% of net sales.

4. INCOME TAXES

   The Company's operations are included in the consolidated federal tax filings of the Parent. Therefore, the Company's provision for income taxes is based on an allocation from the Parent. The provision (benefit) for income taxes is as follows:

 Current:
  Federal .........  $(697,000)
  State ...........     (5,000)
                   ------------
                      (702,000)
Deferred--Federal .    187,000
                   ------------
                     $(515,000)
                   ============

 5. LEASES

   The Company leases certain facilities and equipment under operating leases. Future minimum payments under noncancellable operating leases with remaining terms of one year or more are:

 YEAR ENDING
DECEMBER,
-------------
  1996 .......  $215,000
  1997 .......   143,000
  1998 .......     4,000
              ----------
                $362,000
              ==========

   Rent expense was $280,000.

6. RELATED PARTY TRANSACTIONS

   The Parent charges the Company fees for certain corporate services. These charges are recorded within operating expenses as follows:

Management fee................................................. $  373,000
Employee benefits .............................................    183,000
Employer share of health, dental and other employee insurances     175,000
General and other insurances ..................................    112,000
Workers compensation insurance ................................    112,000
Legal, audit and bank fees ....................................     76,000
Contributions .................................................     30,000
Other .........................................................     23,000
                                                               -----------
                                                                $1,084,000
                                                               ===========

   Management fees were charged by the Parent to the Company based on a percentage of sales of the Company. Employee benefits and related insurance costs were charged by the Parent based upon premiums and claims experience and general insurance (primarily business interruption) was allocated based on a percentage of sales. The Company believes that the allocation methods used for Parent charges are reasonable and include all the expenses that the Parent incurred on the Company's behalf.

   In addition, the Company purchased inventory, at cost plus 23%, from an affiliate in the amount of $945,000 in 1995. Inventory purchased consisted primarily of goods produced by the affiliate for sale by the Company. The Company also sold inventory to this affiliate, at cost, in the amount of $118,000 in 1995. This inventory consisted primarily of raw materials used by the affiliate to produce a portion of those goods that are purchased by the Company.

   The Parent provides all of the Company's cash requirements, and cash receipts are transferred to the Parent. The Parent paid the Company $151,000 in interest in 1995 on the intercompany balance due from Parent.

7. EMPLOYEE BENEFIT PLANS

   RETIREMENT SAVINGS PLAN -- The Parent provides a 401(k) savings and investment plan for the benefit of certain employees of the Company. Employee contributions are matched at the discretion of the Parent. Contributions to these plans were $53,000 in 1995.

   PENSION PLANS -- The Parent provides a defined benefit plan for the union employees of the Company. Benefits are calculated as stipulated in the union contract and vest after five years of service. Contributions to the plan are made by the Parent. Hourly pension expense was $102,000 in 1995.

    In addition, the Parent provides a defined benefit plan for the salaried employees of the Company. Benefits are determined based on an employee's average earnings and years of service as stipulated in the Plan.
Contributions to the plan are made by the Parent. Salaried pension expense was $0 in 1995.

   OTHER PLANS -- The Parent provides a stock purchase plan for its employees and matches employee contributions to the plan at a percentage rate specified in the plan. Contributions to the stock purchase plan were $6,000 in 1995.

   The Parent sponsors a plan which includes Company employees and provides post-retirement benefits to certain former employees of the Company. The amount of the accrued post-retirement benefit, as allocated to the Company by the Parent, was $144,000 in 1995.

   For all of the above plans and benefits, contributions were made by the Parent and allocated to the Company and are included in the amounts disclosed in Note 6.

   The Company provides incentive and gain sharing programs for its employees. Contributions to these plans was $212,000 in 1995.

8. SUBSEQUENT EVENT

   Effective December 29, 1995, all of the common stock of the Company was purchased by The Fonda Group, Inc.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              TABLE OF CONTENTS

                                            PAGE
                                         --------
Available Information ...................     2
Prospectus Summary ......................     3
Risk Factors ............................    14
Use of Proceeds .........................    19
The Exchange Offer ......................    20
The Company .............................    28
Capitalization ..........................    30
Selected Historical Financial Data  .....    31
Unaudited Pro Forma Condensed Financial
 Data ...................................    33
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations ..........................    38
Business ................................    43
Management ..............................    53
Principal Stockholders ..................    56
Certain Relationships and Related
 Transactions ...........................    57
Description of New Notes ................    57
Description of Certain Indebtedness  ....    80
Description of Capital Stock ............    81
Plan of Distribution ....................    82
Legal Matters ...........................    83
Experts .................................    83
Change in Certifying Accountants  .......    84
Index to Financial Statements ...........   F-1

                            THE FONDA GROUP, INC.

                            OFFER TO EXCHANGE ITS
                            9 1/2% SERIES B SENIOR
                         SUBORDINATED NOTES DUE 2007
                          WHICH HAVE BEEN REGISTERED
                           UNDER THE SECURITIES ACT
                            FOR ANY AND ALL OF ITS
                                 OUTSTANDING
                            9 1/2% SERIES A SENIOR
                         SUBORDINATED NOTES DUE 2007

                                  PROSPECTUS